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As filed with the Securities and Exchange Commission on June 5, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Citadel Broadcasting Corporation
(Exact name of registrant as specified in its charter)

Delaware	4832	51-0405729
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128
(702) 804-5200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Donna L. Heffner
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128
(702) 804-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Golay Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Robert E. Buckholz, Jr. Sullivan & Cromwell 125 Broad Street New York, New York 10004 (212) 558-4000

        Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /              .

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, $.01 par value	$575,000,000	$52,900

(1)
Estimated pursuant to Rule 457(o) under the Securities Act solely for the purpose of calculating the registration fee.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 5, 2002.

            Shares

[LOGO]

Citadel Broadcasting Corporation

Common Stock

        This is an initial public offering of common stock of Citadel Broadcasting Corporation.

        Citadel is offering            of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional            shares. Citadel will not receive any of the proceeds from the sale of shares by the selling stockholders.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $                     and $                    . Citadel intends to list the common stock on the New York Stock Exchange under the symbol "CDL".

        See "Risk Factors" on page 10 to read more about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Citadel	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than            shares of common stock, the underwriters have the option to purchase up to an additional            shares from the selling stockholders at the initial price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on            , 2002.

Goldman, Sachs & Co.	Credit Suisse First Boston
Deutsche Bank Securities	Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

JPMorgan

Wachovia Securities

Prospectus dated            , 2002.

# [CITADEL LOGO]

## Stations owned and operated as of May 31, 2002[1]

Spokane, WA
KAEP(FM)
KDRK-FM
KEYF-FM
KYWL(FM)
KDRK(AM)
KGA(AM)
KJRB(AM)
Colorado Springs, CO
KKFM(FM)
KKMG(FM)
KSPZ(FM)
KUBL(AM)
KVOR(AM)
Bloomington, IL
WBNQ(FM)
WBWN(FM)
WJBC(AM)
Kokomo, IN
WWKI(FM)
Muncie, IN
WMDH-FM
WMDH(AM)
Grand Rapids, MI
WKLQ(FM)
WLAV-FM
WODJ(FM)
WBBL(AM)
Lansing/
East Lansing, MI
WFMK(FM)
WITL-FM
WJIM-FM
WMMQ(FM)
WJIM(AM)
WVFN(AM)
Saginaw/
Bay City, MI
WHNN(FM)
WILZ(FM)
WIOG(FM)
WKQZ(FM)
WYLZ(FM)
Flint, MI
WFBE(FM)
WTRX(AM)
Syracuse, NY
WAQZ-FM
WLTI(FM)
WNTQ(FM)
WNSS(AM)
Ithaca, NY
WIII(FM)
WKRT(AM)
Buffalo, NY
WEDG(FM)
WGRF(FM)
WHTT-FM
WHLD(AM)
WMNY(AM)
Binghamton, NY
WAAL(FM)
WHWK(FM)
WWYL(FM)
WYOS(FM)
WNBF(AM)
Presque Isle, ME
WBPW(FM)
WCRQ(FM)
WOZI(FM)
WQHR(FM)
Augusta/
Waterville, ME
WEBB(FM)
WMME-FM
WEZW(AM)
WTVL(AM)
Portland, ME
WBLM(FM)
WCLZ(FM)
WCYI(FM)
WCYY(FM)
WHOM(FM)
WJBQ(FM)
Portsmouth/Dover/
Rochester, NH
WOKQ(FM)
WPKQ(FM)
WSAK(FM)
WSHK(FM)
Worcester, MA
WAHL(FM)
WORC-FM
WWFX(FM)
WXLO(FM)
WCAT(AM)
New Bedford, MA
WFHN(FM)
WBSM(AM)
New London, CT
WQGN-FM
WUXL(FM)
WSUB(AM)
Providence, RI
WPRO-FM
WSKO-FM
WWLI(FM)
WZRI(FM)
WPRO(AM)
WSKO(AM)
Allentown/
Bethlehem, PA
WCTO(FM)
WLEV(FM)
Harrisburg/
Carlisle/York, PA
WCAT-FM
WQXA-FM
WRKZ-FM
WHYL(AM)
WQXA(AM)
Wilkes-Barre/
Scranton, PA
WBHT(FM)
WBSX(FM)
WCWI(FM)
WCWQ(FM)
WCWY(FM)
WEOZ(FM)
WMGS(FM)
WARM(AM)
WAZL(AM)
WEMR(AM)
WKJN(AM)
Boise, ID
KIZN(FM)
KKGL(FM)
KQFC(FM)
KZMG(FM)
KBOI(AM)
Salt Lake City, UT
KBEE-FM
KBER(FM)
KENZ(FM)
KUBL-FM
KBEE(AM)
KFNZ(AM)
KJQS(AM)
Reno, NV
KBUL-FM
KNEV(FM)
KNHK(FM)
KKOH(AM)
Modesto, CA
KATM(FM)
KDJK(FM)
KHKK(FM)
KHOP(FM)
KESP(AM)
Las Vegas, NV
Citadel
Headquarters
Albuquerque, NM
KBZU(FM)
KKOB-FM
KMGA(FM)
KRST(FM)
KTZO(FM)
KKOB(AM)
KNML(AM)
KTBL(AM)
Tucson, AZ
KHYT(FM)
KIIM-FM
KOAZ(FM)
KCUB(AM)
KTUC(AM)
Oklahoma City, OK
KATT-FM
KKWD(FM)
KQSL(FM)
KYIS(FM)
WWLS(AM)
Little Rock, AR
KAFN(FM)
KARN-FM
KIPR(FM)
KKRN(FM)
KLAL(FM)
KOKY(FM)
KURB(FM)
KVLO(FM)
KAAY(AM)
KARN(AM)
KLIH(AM)
Lafayette, LA
KFXZ(FM)
KNEK-FM
KRRQ(FM)
KSMB(FM)
KVOL-FM
KDYS(AM)
KNEK(AM)
KVOL(AM)
Baton Rouge, LA
KOOJ(FM)
KQXL-FM
WBBE(FM)
WEMX(FM)
WIBR(AM)
WXOK(AM)
Birmingham, AL
WRAX(FM)
WYSF(FM)
WZRR(FM)
WAPI(AM)
WJOX(AM)
Nashville, TN
WGFX(FM)
WKDF(FM)
Chattanooga, TN
WGOW-FM
WOGT(FM)
WSKZ(FM)
WGOW(AM)
Knoxville, TN
WIVK(FM)
WNOX-FM
WYIL-FM
WNOX(SAM)
Johnson City/
Kingsport/
Bristol, TN
WKOS(FM)
WQUT(FM)
WGOC(AM)
WJCW(AM)
WKIN(AM)
Columbia, SC
WLXC(FM)
WOMG(FM)
WTCB(FM)
WISW(AM)
Charleston, SC
WMGL(FM)
WNKT(FM)
WSSX-FM
WSUY(FM)
WWWZ(FM)
WTMA(AM)
WTMZ(AM)
WXTC(AM)

Total Markets: 41
Total Stations: 199
Total FM Stations: 138
Total AM Stations: 61

[1] In addition to the stations listed in the map above, we own one FM radio station and four AM stations in Tyler/Longview, TX, which are operated by a third party under an LMA with us. We also operate one FM station in Oklahoma City, OK and one FM station in Reno, NV under LMAs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, including those that relate to our future plans, objectives, expectations and intentions. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "expects", "anticipates", "intends", "believes", "estimates", "seeks", and variations of these words and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under "Risk Factors", that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we cannot assure you that our goals will be achieved. These forward-looking statements are made as of the date of this prospectus, and, except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we assume no obligation to update or revise them or provide reasons why actual results may differ.

i

CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA

        We based or derived the station and market data we present in this prospectus from third-party sources. Unless otherwise indicated:

  •
  we derived all audience share data and audience ranking information from surveys of people ages 25-54, listening Monday through Sunday, 6 a.m. to 12 midnight, pertaining to each market, based on the Winter 2002 Market Report published by The Arbitron Ratings Company for the 4-book markets, and the Fall 2001 Market Report published by The Arbitron Ratings Company for the 2-book markets;
  •
  we derived station group revenue ranking information from Miller, Kaplan, Arase & Co., with respect to the markets it covers, and otherwise from "Investing in Radio Market Report 2002" (1st edition) published by BIA Financial Network, Inc., for the full year 2001;
  •
  we derived our 2001 market revenue rank from BIA Financial Network, Inc.'s "Investing in Radio Market Report 2002" (1st edition);
  •
  we obtained our total number of listeners ages 12+ from The Arbitron Ratings Company;
  •
  we derived radio advertising industry revenue share levels for industry participants from revenue estimates for each company prepared by the "BIAfn Media Access Pro (2002)" produced by BIA Financial Network, Inc., and total radio advertising industry revenue from the Radio Advertising Bureau; and
  •
  we derived radio broadcasting market share of aggregate advertising revenue in each of 1991 and 2001, as well as radio broadcasting, television broadcasting, newspaper publishing and outdoor advertising compound annual growth rates from 1991 through 2001, from information provided by Zenith Optimedia.

        While we believe these industry publications are reliable, we have not independently verified them and we make no representations as to their accuracy.

        The terms "EBITDA", "free cash flow", "local marketing agreement" and "LMA" are used in various places in this prospectus.

        EBITDA consists of net broadcasting revenue less station operating expenses, corporate general and administrative expenses and other net non-operating expenses.

        Free cash flow consists of EBITDA, excluding barter revenue and expenses, less interest expense (net), cash taxes and all capital expenditures.

        EBITDA and free cash flow, as we define the terms, may not be comparable to similarly titled measures employed by other companies. Although EBITDA and free cash flow are not measures of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP, we believe that they are useful to an investor in evaluating an investment in our common stock because they are measures widely used in the radio broadcasting industry to evaluate a radio company's operating performance. However, EBITDA and free cash flow should not be considered in isolation or as substitutes for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP or as measures of liquidity or profitability.

        A local marketing agreement, or LMA, is an agreement under which a Federal Communications Commission, or FCC, licensee of a radio station makes available, for a fee, air time on its station to another party. The other party provides programming to be broadcast during this airtime and collects revenue from advertising it sells for broadcast during the programming.

ii

PROSPECTUS SUMMARY

        This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors", and the consolidated financial statements and the notes to those statements. In this prospectus, the terms "Citadel", "we", "us", and "our" refer to Citadel Broadcasting Corporation and its consolidated subsidiaries and their respective predecessors in interest, unless it is clear from the context that we mean otherwise. Unless otherwise indicated, the information in this prospectus assumes the exchange and redesignation of our common stock which will occur immediately prior to this offering.

Our Business

        Citadel is the sixth largest radio broadcasting company in the United States based on net broadcasting revenue. We focus on owning and operating radio stations in mid-sized markets, which we define as those ranked 30 to 150 by market revenue. As of May 31, 2002, we owned and operated 138 FM and 61 AM radio stations in 41 markets located in 24 states across the country, covering a wide range of programming formats. We rank first or second in audience share in 32 of our 38 rated markets.

        Approximately 92% of our 2001 revenue was derived from stations located in mid-sized markets. We believe mid-sized markets are attractive because they typically have fewer signals and competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer substantial opportunities for further consolidation. Accordingly, we believe mid-sized markets offer greater opportunities for revenue and EBITDA growth, both organically and through acquisitions.

        Over 68% of our 199 owned and operated stations have been acquired since January 1, 1999. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of a larger company. We believe our application of professional, large market practices and development of regional clusters will enable us to improve the operations and financial performance of these stations.

        Our Chairman and Chief Executive Officer, Farid Suleman, joined us in March 2002. Mr. Suleman has over 16 years of experience in the media industry and was the Chief Executive Officer of Infinity Broadcasting prior to joining our company. Under his leadership, complemented by our existing management team, we have a renewed focus and discipline on our business operations and on maximizing the value and growth opportunities of our existing stations. These efforts include investing in new programming and improving sales practices to drive revenue growth, and reducing our cost structure to increase free cash flow generation. In addition, we intend to supplement organic growth with strategic acquisitions that will be accretive to our free cash flow.

Operating Strategy

        Our operating strategy is to maximize revenues, EBITDA and free cash flow through the ownership and operation of leading radio station clusters in the nation's most attractive mid-sized markets. Specifically, we seek to:

  •
  operate and develop our stations in clusters in order to increase operating efficiencies and reach a broader audience attractive to advertisers, as well as to compete more effectively with other forms of local media;

  •
  position each station as a distinct brand through an emphasis on programming, including developing significant on-air talent and recognizable brand names to enhance the presence, marketability and competitiveness of our stations within each market;

  •
  build geographic, format and customer diversity, reducing our dependence on any particular local economy, market, station, format, on-air personality or advertiser;

  •
  apply aggressive sales and marketing efforts to capture a greater share of advertising revenues;

  •
  participate in local communities to reinforce our position and improve the marketability of our stations to advertisers who are targeting these communities; and

  •
  optimize technical capabilities in order to operate stations with the strongest signals in their respective markets.

Acquisition Strategy

        Our acquisition strategy focuses on identifying and acquiring radio stations that would expand our station clusters in existing markets or provide entry into new markets. Although we primarily focus on acquiring and developing leading station clusters in mid-sized markets, we also consider acquisitions in larger markets. In analyzing acquisition opportunities, we consider the following criteria:

  •
  our ability to improve the operating performance of the stations;

  •
  our ability to acquire a new or improve an existing cluster of stations towards achieving a number one or number two revenue share in the market;

  •
  the number and quality of competing commercial radio signals, as well as the number and nature of competitors, in the market;

  •
  the power and quality of the stations' broadcasting signals;

  •
  general economic conditions in the market; and

  •
  our ability to make acquisitions that will be accretive to our free cash flow.

Our Stations

        The table below summarizes the markets in which we owned and operated radio stations as of May 31, 2002.

		Number of Stations (1)		Station Group Audience Share
						Station Group Revenue Rank
	Market Revenue Rank
		FM	AM	Share	Rank
Salt Lake City, UT	34	4	3	18.3%	3	3
Nashville, TN	39	2	0	9.0	5	2
Buffalo, NY	45	3	2	26.0	2	3
Providence, RI	49	4	2	23.6	1	1
Birmingham, AL	50	3	2	21.3	2	2
Oklahoma City, OK	51	4	1	26.8	1	2
Tucson, AZ	59	3	2	14.9	4	2
Grand Rapids, MI	61	3	1	21.8	2	3
Albuquerque, NM	62	5	3	33.7	1	1
Knoxville, TN	67	3	1	29.5	1	1
Harrisburg/Carlisle/York, PA	68	3	2	12.2	3	3
Syracuse, NY	70	3	1	23.4	2	2
Columbia, SC	73	3	1	22.2	2	3
Baton Rouge, LA	74	4	2	28.2	1	3
Allentown/Bethlehem, PA	76	2	0	20.3	2	2
Colorado Springs, CO	77	3	2	26.6	1	1
Wilkes-Barre/Scranton, PA	78	7	4	22.4	2	2
Lansing/East Lansing, MI	82	4	2	39.1	1	1
Chattanooga, TN	85	3	1	23.5	2	2
Charleston, SC	85	5	3	37.0	1	2
Reno, NV	87	3	1	20.2	1	1
Spokane, WA	90	4	3	23.8	3	2
Boise, ID	91	4	1	29.2	2	2
Little Rock, AR	93	8	3	35.0	1	2
Saginaw/Bay City, MI	101	5	0	40.6	1	1
Modesto, CA	105	4	1	25.0	1	1
Johnson City/Kingsport/Bristol, TN	113	2	3	23.7	2	2
Flint, MI	116	1	1	8.7	3	3
Portsmouth/Dover/Rochester, NH	123	4	0	12.8	2	2
Portland, ME	123	6	0	33.9	1	2
Lafayette, LA	129	5	3	30.1	2	2
Worcester, MA	148	4	1	14.8	2	2
Binghamton, NY	164	3	2	37.4	2	1
New London, CT	174	2	1	9.7	2	2
Bloomington, IL	197	2	1	35.4	1	1
New Bedford, MA	254	1	1	10.6	1	1
Augusta/Waterville, ME	265	2	2	23.4	2	2
Ithaca, NY	272	1	1	7.3	2	2
Other (2)	NR	6	1	NR	NR	N/A

Total		138	61

NR-Not rated. N/A-Information not available.

(1)
In addition to the stations listed in the table above, we own one FM radio station and four AM radio stations in Tyler/Longview, TX, which are operated by a third party under a local marketing agreement with us. On March 18, 2002, we also entered into an asset purchase agreement to acquire one FM station serving the Oklahoma City, OK market and are currently operating this station under a local marketing agreement. We also operate an FM station in Reno, NV under a local marketing agreement.

(2)
Includes radio stations in our Kokomo, IN, Muncie, IN and Presque Isle, ME markets, which are not rated by Arbitron.

Recent Developments

        For the quarter ended June 30, 2002, we had net broadcasting revenue of $            million, EBITDA of $            million and free cash flow of $            million, as compared to net broadcasting revenue of $           million, EBITDA of $           million and free cash flow of $           million for the corresponding period last year.

        Our predecessor company was founded in 1991 and grew rapidly through acquisitions subsequent to the passage of the Telecommunications Act of 1996. In June 2001, affiliates of Forstmann Little & Co. acquired our predecessor company from its public shareholders for an aggregate purchase price, including the redemption of debt and exchangeable preferred stock, of approximately $2.0 billion.

        Our principal executive offices are located at City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128 and our telephone number at that address is (702) 804-5200. Our World Wide Web site address is www.citadelbroadcasting.com. The information in the website is not part of this prospectus and is not incorporated by reference.

The Offering

Common stock being offered by:
Citadel Broadcasting Corporation	shares
The selling stockholders	shares

Total	shares
Common stock outstanding immediately after this offering	shares
Use of proceeds
We estimate that our net proceeds from the sale of the shares offered by us, after deducting estimated expenses and underwriting discounts and commissions of $ million, will be approximately $ million. We intend to use substantially all of the net proceeds to repay approximately $ million of senior debt currently outstanding under our existing credit facility. We will not receive any proceeds from the sale of shares by the selling stockholders.
Proposed NYSE symbol	CDL
Risk factors	See "Risk Factors" beginning on page 10 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

        Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to            shares of common stock, which the underwriters have the option to purchase from the selling stockholders to cover over-allotments. All information in this prospectus assumes the issuance and sale of common stock in this offering at an assumed initial public offering price of $                        per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus.

        On June 26, 2001, we acquired all of the outstanding common stock of Citadel Communications Corporation. In this prospectus, we refer to Citadel Communications, together with its wholly owned operating subsidiary Citadel Broadcasting Company, prior to June 26, 2001 as our predecessor company.

Summary Unaudited Pro Forma Consolidated Condensed Statements of Operations
for the Year Ended December 31, 2001
(in thousands)

	Actual
	Predecessor Company	Company
	Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001	Adjustments for Completed Transactions (1)	Adjustments for this Offering (2)	Pro Forma 2001
OPERATING DATA:
Net broadcasting revenue	$155,297	$168,187	$(1,034)	$—	$322,450

Operating expenses:
Station operating expenses	111,036	112,593	(2,121)	—	221,508
Corporate general and administrative	5,620	6,038	—	—	11,658
Non-cash deferred stock compensation	14,773	—	—	—	14,773
Depreciation and amortization	53,077	99,054	45,977	—	198,108
Non-recurring merger charges (3)	40,596	—	(40,596)	—	—

Total operating expenses	225,102	217,685	3,260	—	446,047

Operating income (loss)	(69,805)	(49,498)	(4,294)	—	(123,597)
Interest expense, net	41,337	34,821	(69)	(20,192)	55,897
Loss (gain) on sale of assets	1,128	32	715	—	1,875
Other expense (income), net	794	81	(212)	—	663

Income (loss) before income tax benefit and extraordinary loss	(113,064)	(84,432)	(4,728)	20,192	(182,032)
Income tax (benefit) (4)	(2,823)	(30,797)	(45,247)	7,875	(70,992)

Income (loss) before extraordinary loss	(110,241)	(53,635)	40,519	12,317	(111,040)
Extraordinary loss (5)	(39,097)	—	39,097	—	—

Net income (loss)	(149,338)	(53,635)	79,616	12,317	(111,040)
Dividend requirement and premium paid on redemption of exchangeable preferred stock (6)	26,994	2	(26,992)	—	4

Net income (loss) applicable to common shares	$(176,332)	$(53,637)	$106,608	$12,317	$(111,044)

OTHER DATA:
EBITDA (7)	$37,847	$49,475	$1,299	$—	$88,621
EBITDA, excluding barter revenue and expenses (8)	43,848	53,070	1,347	—	98,265
Free cash flow (9)	(1,181)	13,194	1,416	20,192	33,621

(1)
Completed transactions include (a) our acquisition of Citadel Communications in June 2001 as well as transactions related to the acquisition and (b) our acquisition of five radio stations in the Tucson, AZ market in July 2001 and the disposition of four radio stations in the Monroe, LA market in April 2001 and three radio stations in the Atlantic City, NJ market in July 2001, as well as the discontinuation of the right to operate one radio station under an LMA in the Atlantic City, NJ market in July 2001.

(2)
Pro forma adjustment reflects reduced interest expense and corresponding reduction of income tax benefit after giving effect to the repayment of $282.0 million of indebtedness under our credit facility with the net proceeds from this offering, at an interest rate of 7.2%. See "Use of Proceeds".

(3)
In connection with our acquisition of Citadel Communications, our predecessor company recorded approximately $40.6 million in non-recurring merger-related charges during the period from January 1, 2001 through June 25, 2001. These charges have been eliminated from the pro forma results.

(4)
We recorded a non-cash deferred income tax benefit during the period from June 26, 2001 through December 31, 2001. This benefit represents the utilization of deferred tax liabilities recorded at the date of our acquisition of our predecessor company. Upon the adoption of SFAS No. 142 during the three months ended March 31, 2002, we recorded a non-cash deferred income tax expense.

(5)
In connection with our acquisition of Citadel Communcations and the related extinguishment of substantially all of our 10 1/4% Senior Subordinated Notes due 2007 and all of our predecessor company's 9 1/4% Senior Subordinated Notes due 2008, our predecessor company recorded an extraordinary loss of approximately $39.1 million in the period from January 1, 2001 through June 25, 2001. This charge has been eliminated from the pro forma results.

(6)
In connection with our acquisition of Citadel Communications, our predecessor company recorded a $20.2 million premium paid on the redemption of substantially all of its 13 1/4% Exchangeable Preferred Stock. In addition, our predecessor company paid $6.8 million in dividends on the exchangeable preferred stock during the period from January 1, 2001 through June 25, 2001.

(7)
EBITDA consists of net broadcasting revenue less station operating expenses, corporate general and administrative expenses and other net non-operating expenses.

(8)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

(9)
Free cash flow consists of EBITDA, excluding barter revenue and expenses, less interest expense (net), cash taxes and all capital expenditures.

Summary Historical Consolidated Financial Data
(in thousands, except per share amounts)

	Predecessor Company				Predecessor Company	Company	Predecessor Company	Company
					Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
	Year Ended December 31,
	1997	1998	1999	2000
							(Unaudited)	(Unaudited)
OPERATING DATA:
Net broadcasting revenue	$89,249	$133,312	$178,495	$284,824	$155,297	$168,187	$73,147	$72,633

Operating expenses:
Station operating expenses	64,764	91,845	115,312	177,359	111,036	112,593	53,119	49,326
Corporate general and administrative	3,530	4,295	7,010	9,092	5,620	6,038	2,559	2,772
Non-cash deferred stock compensation	—	74	1,727	12,246	14,773	—	1,827	5,785
Depreciation and amortization	14,485	25,970	35,749	76,502	53,077	99,054	26,700	6,926
Non-recurring merger charges (1)	—	—	—	—	40,596	—	1,810	—

Total operating expenses	82,779	122,184	159,798	275,199	225,102	217,685	86,015	64,809

Operating income (loss)	6,470	11,128	18,697	9,625	(69,805)	(49,498)	(12,868)	7,824
Interest expense, net	12,434	17,304	23,508	49,221	41,337	34,821	20,731	15,589
Loss (gain) on sale of assets	—	(1,045)	1,208	(818)	1,128	32	14	21
Other expense (income), net	(11)	216	281	134	794	81	(98)	23

Income (loss) from continuing operations before income tax benefit, discontinued operations and extraordinary loss	(5,953)	(5,347)	(6,300)	(38,912)	(113,064)	(84,432)	(33,515)	(7,809)
Income tax expense (benefit) (2)	(770)	(1,395)	(1,647)	(4,022)	(2,823)	(30,797)	(1,251)	83,139

Income (loss) from continuing operations before discontinued operations and extraordinary loss, net of tax	(5,183)	(3,952)	(4,653)	(34,890)	(110,241)	(53,635)	(32,264)	(90,948)
Income (loss) from discontinued operations, net of tax (3)	(102)	21	(4,275)	(4,334)	—	—	—	—
Extraordinary loss (4)	—	—	—	—	(39,097)	—	—	—

Net income (loss)	(5,285)	(3,931)	(8,928)	(39,224)	(149,338)	(53,635)	(32,264)	(90,948)
Dividend requirement and premium paid on redemption of exchangeable preferred stock (5)	6,633	14,766	20,299	12,474	26,994	2	3,315	2

Net income (loss) applicable to common shares	$(11,918)	$(18,697)	$(29,227)	$(51,698)	$(176,332)	$(53,637)	$(35,579)	$(90,950)

Basic and diluted net loss per common share						$(0.56)		$(0.95)
Weighted average common shares outstanding						96,134		96,134
OTHER DATA:
EBITDA (6)	$20,966	$36,956	$55,892	$98,239	$37,847	$49,475	$17,567	$20,512
Free cash flow (7)	6,177	13,331	8,447	40,132	(1,181)	13,194	(2,047)	2,440
Capital expenditures	2,070	4,511	16,609	5,453	3,165	4,716	1,420	2,326
Cash flow provided by (used in):
Operating activities	5,651	13,951	15,346	43,006	(166)	17,641	4,247	11,247
Investing activities	(212,253)	(46,412)	(318,427)	(795,242)	2,222	(1,063,881)	(1,290)	(2,348)
Financing activities	212,699	127,431	218,407	742,347	(5,187)	1,046,906	(6,073)	(5,745)

	Predecessor Company	Company
	December 31, 2000	December 31, 2001	March 31, 2002
			(Unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents	$8,092	$666	$3,820
Working capital	41,829	44,997	46,058
Intangible assets, net	1,273,520	2,109,825	1,985,930
Total assets	1,485,564	2,325,352	2,199,615
Long-term debt and other obligations (including current portion)	864,131	1,070,674	1,064,688
Exchangeable preferred stock	96,158	39	41
Shareholders' equity	414,271	940,604	859,383

(1)
In connection with our acquisition of Citadel Communications, our predecessor company incurred approximately $40.6 million in non-recurring merger-related charges during the period from January 1, 2001 through June 25, 2001.

(2)
We recorded a non-cash deferred income tax benefit during the period from June 26, 2001 through December 31, 2001. This benefit represents the utilization of deferred tax liabilities recorded at the date of our acquisition of our predecessor company. Upon the adoption of SFAS No. 142 during the three months ended March 31, 2002, we recorded a non-cash deferred income tax expense.

(3)
In December 1999, the predecessor company management decided to discontinue the operations of its Internet service provider.

(4)
In connection with our acquisition of Citadel Communications and the related extinguishment of substantially all of our 10 1/4% Senior Subordinated Notes due 2007 and all of our predecessor company's 9 1/4% Senior Subordinated Notes due 2008, our predecessor company recorded an extraordinary loss of approximately $39.1 million in the period from January 1, 2001 through June 25, 2001.

(5)
In connection with our acquisition of Citadel Communications, our predecessor company recorded a $20.2 million premium paid on the redemption of substantially all of its 13 1/4% Exchangeable Preferred Stock. In addition, our predecessor company paid $6.8 million in dividends on the exchangeable preferred stock during the period from January 1, 2001 through June 25, 2001.

(6)
EBITDA consists of net broadcasting revenue less station operating expenses, corporate general and administrative expenses and other net non-operating expenses.

(7)
Free cash flow consists of EBITDA, excluding barter revenue and expenses, less interest expense (net), cash taxes and all capital expenditures.

RISK FACTORS

        You should carefully consider the risks described below, as well as other information included in this prospectus, before making an investment decision regarding our common stock. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition may be materially and adversely affected by any of these risks. The value of your investment may increase or decrease due to any of these risks.

Risks Related to Our Business

Decreased spending by advertisers can adversely affect our advertising revenue.

        Since virtually all of our revenue is generated from the sale of local, regional and national advertising for broadcast on our radio stations, a recession or further downturn in the United States economy could have an adverse effect on us as advertisers generally reduce their spending during economic downturns. In addition, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns.

We may lose audience share and advertising revenue to competing radio stations or other types of media competitors.

        We operate in a highly competitive industry. Our radio stations compete for audiences and advertising revenue with other radio stations and station groups, as well as with other media such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Audience ratings and market shares are subject to change. Any adverse change in a particular market, or adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on our revenue or ratings, could require increased promotion or other expenses in that market, and could adversely affect our revenue in other markets. Other radio broadcasting companies may enter the markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. Our radio stations may not be able to maintain or increase their current audience ratings and advertising revenue. In addition, from time to time, other stations may change their format or programming, a new station may adopt a format to compete directly with our stations for audiences and advertisers, or stations might engage in aggressive promotional campaigns. These tactics could result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Audience preferences as to format or programming may also shift due to demographic or other reasons. Any failure by us to respond, or to respond as quickly as our competitors, could have an adverse effect on our business and financial performance. We cannot assure you that we will be able to maintain or increase our current audience ratings and advertising revenue.

We have substantial indebtedness that could limit our ability to grow and compete.

        Although we intend to use our proceeds from this offering to repay approximately $                    million of our existing indebtedness, we will continue to have a substantial amount of debt, a portion of which will bear interest at variable rates. Our substantial financial leverage and, as a result, our significant debt service obligations, may have a significant impact on our financial results and operations, including limiting our ability to:

  •
  obtain additional financing for working capital, capital expenditures, acquisitions, debt payments or other corporate purposes;

  •
  compete with competitors that are better capitalized than us; and

  •
  react to changing market conditions, changes in our industry and economic downturns.

        As of March 31, 2002, we had indebtedness of $1,053.6 million, consisting of $500.0 million of 6% subordinated debentures, $551.0 million under our credit facility and $2.6 million of other indebtedness. We intend to use substantially all of our net proceeds from this offering to repay approximately $                        million under our credit facility. See "Use of Proceeds" below. After this offering, we will be able to incur substantial additional indebtedness. Under our credit facility, after giving effect to our $     million repayment, we may borrow up to an additional $                        million, in addition to up to $400.0 million that we may solicit under an incremental facility. The terms of our debt are described in greater detail below in "Description of Our Indebtedness".

If we lose key personnel, including on-air talent, our business could be disrupted and our financial performance could suffer.

        Our business depends upon the continued efforts, abilities and expertise of our executive officers, primarily our Chairman and Chief Executive Officer, Farid Suleman, who joined us in March 2002. We believe that the unique combination of skills and experience possessed by Mr. Suleman would be difficult to replace, and his loss could have a material adverse effect on us, including impairing our ability to execute our business strategy. Mr. Suleman does not have a formal employment agreement. Additionally, our radio stations employ or independently contract with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective broadcast markets. These on-air personalities are sometimes significantly responsible for the ranking of a station, and for the ability of the station to sell advertising. We cannot assure you that these individuals will remain with our radio stations or will retain their audiences.

We have a history of net losses that may continue for the foreseeable future.

        Our predecessor company had a net loss of $39.2 million for the year ended December 31, 2000, a net loss of $149.3 million for the period from January 1, 2001 through June 25, 2001, and we had a net loss of $53.6 million for the period from June 26, 2001 through December 31, 2001 and a net loss of $90.9 million for the quarter ended March 31, 2002. The primary reasons for these losses are significant charges for depreciation and amortization relating to our acquisition of Citadel Communications and the acquisition of radio stations, as well as interest charges on our outstanding debt. If we acquire additional stations, these charges may increase further. Beginning on January 1, 2002, we are no longer amortizing goodwill and Federal Communications Commission, or FCC, licenses as a result of our adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements".

If we cannot renew our FCC licenses, our business will be impaired.

        Our business depends upon maintaining our broadcasting licenses issued by the FCC, which are issued currently for a maximum term of eight years and are renewable. Our broadcasting licenses will expire between 2003 and 2006. Interested parties may challenge a renewal application. Historically, our license renewal applications have been renewed without material conditions or qualifications and we believe that the FCC will continue to renew our licenses without material conditions or qualifications. On rare occasions, the FCC has revoked licenses, not renewed them, or renewed them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our pending or future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew, or renew with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years) any of our licenses, it could prevent us from operating the affected station and generating revenue from it. Moreover, governmental regulations and policies may change over time and the changes may have a material adverse impact upon our business, financial condition and results of operations.

We could experience delays in expanding our business due to antitrust laws and other regulatory considerations.

        The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity.

        The radio broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, which we refer to as the Communications Act, and FCC rules and policies limit the number of broadcasting properties that any person or entity may own, directly or by attribution, in any market and require FCC approval for transfers of control and assignments of licenses. The FCC recently commenced a rulemaking proceeding in which it will examine its rules and policies concerning ownership of multiple radio stations within a local market. The new rulemaking could lead to significant changes in how the FCC reviews radio station transactions. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses. The Communications Act and FCC rules and policies also impose limitations on non-U.S. ownership and voting of our capital stock.

There are risks associated with our acquisition strategy.

        We have experienced rapid growth, in part through acquisitions, and intend to continue to acquire radio stations primarily in mid-sized markets. This strategy is subject to a variety of risks, including:

  •
  increases in prices for radio stations due to increased competition for acquisition opportunities;

  •
  reduction in the number of suitable acquisition targets resulting from continued industry consolidation;

  •
  difficulty in integrating operations and systems and managing a large and geographically diverse group of stations;

  •
  failure of some acquisitions to prove profitable or generate sufficient cash flow;

  •
  issuance of large amounts of common stock in order to purchase radio stations;

  •
  failure or unanticipated delays in completing acquisitions due to difficulties in obtaining required regulatory approvals; and

  •
  inability to finance acquisitions on acceptable terms.

In order to remain competitive, we must respond to changes in technology, services and standards which characterize our industry.

        The radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed, including the following:

  •
  audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

  •
  satellite digital audio radio service, which has resulted in the introduction of several new satellite radio services, including numerous niche formats, with sound quality comparable to that of compact discs;

  •
  in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

  •
  low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

Risks Related to this Offering

We are controlled by affiliates of Forstmann Little & Co., whose interests may conflict with those of our other stockholders.

        Following this offering, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., which we refer to as the Forstmann Little partnerships, will own approximately    % of our outstanding common stock and will continue to control us. Accordingly, they will be able to:

  •
  elect our entire board of directors;

  •
  control our management and policies; and

  •
  determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

        They will also be able to prevent or cause a change in control of us and amend our certificate of incorporation and bylaws at any time. The interests of the Forstmann Little partnerships may conflict with the interests of our other stockholders.

If our stock price fluctuates after the initial public offering, you could lose a significant part of your investment.

        Prior to this offering, there has been no public market for our common stock. We intend to list our common stock on the New York Stock Exchange. We do not know if an active trading market will develop for our common stock or how the common stock will trade in the future. The market price could be subject to wide fluctuations in response to conditions and trends in the radio broadcasting industry and variations in our operating results and estimates. Negotiations between the underwriters and us will determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock due to changes in our operating performance or prospects.

Existing stockholders may sell their common stock, which could adversely affect the market price of our common stock.

        Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that these sales could occur, could materially and adversely affect our stock price. As of May 31, 2002 and giving effect to this offering, there were                          shares of common stock outstanding. We have granted to the Forstmann Little partnerships six demand rights to cause us, at our expense, to file a registration statement under the Securities Act covering resales of the            shares of common stock to be held by them after this offering. These shares, along with shares held by our executive officers and other employees who can participate in the registrations, will represent    % of our outstanding common stock following this offering. The Forstmann Little partnerships have informed us that they have no present intent to exercise their demand registration rights, although they retain the right to do so. These shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates. In addition, we, our executive officers and directors and all existing stockholders have agreed with the underwriters of this offering not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with their prior written consent or in other, limited circumstances.

Purchasers of our common stock will experience substantial dilution in the net tangible book value per share of their investment.

        The initial public offering price per share exceeds our net tangible book value per share. As a result of this offering, our pro forma net tangible book value per share as of March 31, 2002 will increase to $                        , resulting in an immediate increase in net tangible book value of $                        per share to existing stockholders and an immediate dilution of $                        per share to new investors purchasing shares of common stock in this offering. You may incur additional dilution if holders of options to purchase common stock, whether currently outstanding or subsequently granted, exercise their options following this offering.

We do not currently intend to pay dividends on our common stock.

        Following this offering, we do not anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our credit facility limits our ability to pay dividends and make distributions to our stockholders.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of                          shares of common stock in this offering, after deducting estimated offering expenses and underwriting discounts and commissions of $                        million payable by us, will be approximately $                        million.

        We will not receive any proceeds from the sale of                          shares of common stock in this offering by the selling stockholders.

        We intend to use substantially all of our net proceeds to repay approximately $                        million of senior debt under the revolving portion of our credit facility and approximately $                        million of senior debt under the term loan portions of our credit facility. The terms of this facility are contained in our credit agreement with JPMorgan Chase Bank and other lenders. As of March 31, 2002, the effective interest rates for this facility ranged from 4.66% to 4.71% for the revolving portion and from 4.71% to 4.91% for the term loan portions. See "Description of Our Indebtedness".

        We expect to reborrow under our revolving credit facility as needed to fund our working capital needs, for general corporate purposes and to fund the acquisitions of additional radio stations, if any.

DIVIDEND POLICY

        We have not paid dividends in the past and we do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our credit facility limits our ability to pay dividends and make distributions to our stockholders.

CAPITALIZATION

        The following table sets forth our cash position and capitalization at March 31, 2002, on an actual basis and on a pro forma basis. The pro forma data reflects the issuance and sale of                          shares of common stock offered by us in this prospectus and the use of the estimated net proceeds from our offering to repay a portion of our outstanding debt as described in "Use of Proceeds".

        In addition, you should read the following table in conjunction with "Unaudited Pro Forma Consolidated Condensed Statements of Operations", "Selected Historical Consolidated Financial Data", our consolidated financial statements and the accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Our Indebtedness" which are contained later in this prospectus.

	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$3,820		$3,820
Long-term debt:
Credit facilities:
Revolving credit loans	$51,000		$—
Term loans	500,000
6% Subordinated Debentures	500,000		500,000
Capital lease obligations and other debt	2,574

Total debt	1,053,574
Less current maturities	816

Total long-term debt	1,052,758

Shareholders' equity:
Common stock, par value $.01 per share, 132,500,000 shares authorized, shares outstanding, actual; 500,000,000 shares authorized, shares outstanding, pro forma	1,047
Additional paid-in capital	1,022,156
Deferred compensation	(14,592)		(14,592)
Shareholder notes	(4,645)
Accumulated deficit	(144,583)		(144,583)

Total shareholders' equity	859,383

Total capitalization	$1,912,957	$

DILUTION

        At March 31, 2002, we had a net tangible book value of $(1,126.5) million or $        per share. Net tangible book value is the difference between our total tangible assets and our total liabilities. We determined the net tangible book value per share by dividing our tangible net book value by the total number of shares of common stock outstanding. After giving effect to the sale of the            shares of common stock offered by us in this offering at $                        per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value would have been approximately $                                               , or $            per share of common stock. This represents an immediate increase in net tangible book value of $                                per share to existing stockholders and an immediate dilution of $                                per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per common share	$
Adjusted net tangible book value per common share at March 31, 2002 $

Increase in adjusted net tangible book value per common share attributable to new investors
Pro forma net tangible book value per common share after this offering

Dilution per common share to new investors	$

        The following table sets forth, on a pro forma basis as of March 31, 2002, the number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $                    , the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, and before deduction of estimated underwriting discounts and commissions:

Shares Purchased (1)
Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%

Total			%	$		%

(1)
The number of shares disclosed for the existing stockholders includes            shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the            shares being purchased by the new investors from the selling stockholders in this offering.

        Prior to this offering, there were                          shares of common stock outstanding held by 16 stockholders. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                          or approximately            % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors to                          or approximately            % of the total number of shares of common stock outstanding after this offering.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

        The unaudited pro forma consolidated condensed statements of operations have been derived by the application of pro forma adjustments to our predecessor company and our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated condensed statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 give effect to (1) our acquisition of Citadel Communications in June 2001 as well as transactions related to the acquisition, (2) our acquisition of five radio stations in the Tucson, AZ market in July 2001, (3) the disposition of four radio stations in the Monroe, LA market in April 2001 and three radio stations in the Atlantic City, NJ market in July 2001, as well as the discontinuation of the right to operate one radio station under a local marketing agreement in the Atlantic City, NJ market in July 2001, and (4) this offering and the use of proceeds from this offering. The pro forma adjustments have been applied to derive the pro forma consolidated condensed statements of operations as if these transactions were consummated on January 1, 2001. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma consolidated condensed statements of operations.

        The unaudited pro forma consolidated condensed statements of operations should not be considered indicative of actual results that would have been achieved had the above transactions been consummated on the dates or for the period indicated and do not purport to indicate results of operations as of any future date or for any future period. The unaudited pro forma consolidated condensed statements of operations should be read in conjunction with our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Condensed Statements of Operations
for the Year Ended December 31, 2001
(in thousands, except per share amounts)

	Actual
	Predecessor Company	Company
	Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001	Adjustments for Completed Transactions (1)	Adjustments for this Offering (2)	Pro Forma 2001
OPERATING DATA:
Net broadcasting revenue	$155,297	$168,187	$(1,034)	$—	$322,450

Operating expenses:
Station operating expenses	111,036	112,593	(2,121)	—	221,508
Corporate general and administrative	5,620	6,038	—	—	11,658
Non-cash deferred stock compensation	14,773	—	—	—	14,773
Depreciation and amortization	53,077	99,054	45,977	—	198,108
Non-recurring merger charges (3)	40,596	—	(40,596)	—	—

Total operating expenses	225,102	217,685	3,260	—	446,047

Operating income (loss)	(69,805)	(49,498)	(4,294)	—	(123,597)
Interest expense, net	41,337	34,821	(69)	(20,192)	55,897
Loss (gain) on sale of assets	1,128	32	715	—	1,875
Other expense (income), net	794	81	(212)	—	663

Income (loss) before income tax benefit and extraordinary loss	(113,064)	(84,432)	(4,728)	20,192	(182,032)
Income tax expense (benefit) (4)	(2,823)	(30,797)	(45,247)	7,875	(70,992)

Income (loss) before extraordinary loss	(110,241)	(53,635)	40,519	12,317	(111,040)
Extraordinary loss (5)	(39,097)	—	39,097	—	—

Net income (loss)	(149,338)	(53,635)	79,616	12,317	(111,040)
Dividend requirement and premium paid on redemption of exchangeable preferred stock (6)	26,994	2	(26,992)	—	4

Net income (loss) applicable to common shares	$(176,332)	$(53,637)	$106,608	$12,317	$(111,044)

Basic and diluted net loss per common share
Weighted average common shares outstanding
OTHER DATA:
EBITDA (7)	$37,847	$49,475	$1,299	$—	$88,621
EBITDA, excluding barter revenue and expenses (8)	43,848	53,070	1,347	—	98,265
Free cash flow (9)	(1,181)	13,194	1,416	20,192	33,621

(1)
Completed transactions include (a) our acquisition of Citadel Communications in June 2001 as well as transactions related to the acquisition and (b) our acquisition of five radio stations in the Tucson, AZ market in July 2001 and the disposition of four radio stations in the Monroe, LA market in April 2001 and three radio stations in the Atlantic City, NJ market in July 2001, as well as the discontinuation of the right to operate one radio station under an LMA in the Atlantic City, NJ market in July 2001.

  The table below summarizes the impact of our acquisition of Citadel Communications in June 2001 and the acquisitions and dispositions (including the discontinuation of the right to operate under an LMA) of radio stations completed in 2001 (in thousands):

	Acquisition of Citadel Communications	Tucson, AZ Acquisition	Monroe, LA Disposition	Atlantic City, NJ Disposition	Adjustments for Completed Transactions
Net broadcasting revenue	$—	$788	$(59)	$(1,763)	$(1,034)

Operating expenses:
Station operating expenses	(469)	40	(180)	(1,512)	(2,121)
Corporate general and administrative	—	—	—	—	—
Non-cash deferred stock compensation	—	—	—	—	—
Depreciation and amortization	43,264	2,934	—	(221)	45,977
Non-recurring merger charges	(40,596)				(40,596)

Total operating expenses	2,199	2,974	(180)	(1,733)	3,260

Operating income (loss)	(2,199)	(2,186)	121	(30)	(4,294)
Interest expense, net	(1,727)	2,353	—	(695)	(69)
Loss (gain) on sale of assets	—	—	709	6	715
Other expense (income), net	(212)	—	—	—	(212)

Income (loss) before income tax benefit and extraordinary loss	(260)	(4,539)	(588)	659	(4,728)
Income tax expense (benefit) (a)	(45,247)	—	—	—	(45,247)

Income (loss) before extraordinary loss	44,987	(4,539)	(588)	659	40,519
Extraordinary loss	39,097	—	—	—	39,097

Net income (loss)	84,084	(4,539)	(588)	659	79,616
Dividend requirement and premium paid on redemption of exchangeable preferred stock	(26,992)	—	—	—	(26,992)

Net income (loss) applicable to common shares	$111,076	$(4,539)	$(588)	$659	$106,608

  (a)
  This adjustment assumes that the deferred tax liabilities recorded at the date of our acquisition of our predecessor company were recorded on January 1, 2001.

(2)
Pro forma adjustment reflects reduced interest expense and corresponding reduction of income tax benefit after giving effect to the repayment of $282.0 million of indebtedness under our credit facility with the net proceeds from this offering, at an interest rate of 7.2%. See "Use of Proceeds".

(3)
In connection with our acquisition of Citadel Communications, our predecessor company recorded approximately $40.6 million in non-recurring merger-related charges during the period from January 1, 2001 through June 25, 2001. These charges have been eliminated from the pro forma results.

(4)
We recorded a non-cash deferred income tax benefit during the period from June 26, 2001 through December 31, 2001. This benefit represents the utilization of deferred tax liabilities recorded at the date of our acquisition of our predecessor company. Upon the adoption of SFAS No. 142 during the three months ended March 31, 2002, we recorded a non-cash deferred income tax expense.

(5)
In connection with our acquisition of Citadel Communications and the related extinguishment of substantially all of our 10 1/4% Senior Subordinated Notes due 2007 and all of our predecessor company's 9 1/4% Senior Subordinated Notes due 2008, our predecessor company recorded an extraordinary loss of approximately $39.1 million in the period from January 1, 2001 through June 25, 2001. This charge has been eliminated from the pro forma results.

(6)
In connection with our acquisition of Citadel Communications, our predecessor company recorded a $20.2 million premium paid on the redemption of substantially all of its 13 1/4% Exchangeable Preferred Stock. In addition, our predecessor company paid $6.8 million in dividends on the exchangeable preferred stock during the period from January 1, 2001 through June 25, 2001.

(7)
EBITDA consists of net broadcasting revenue less station operating expenses, corporate general and administrative expenses and other net non-operating expenses.

(8)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

(9)
Free cash flow consists of EBITDA, excluding barter revenue and expenses, less interest expense (net), cash taxes and all capital expenditures.

Unaudited Pro Forma Consolidated Condensed Statements of Operations
for the Three Months Ended March 31, 2002
(in thousands, except per share data)

	Actual	Adjustments for this Offering (1)	Pro Forma
	(Unaudited)
OPERATING DATA:
Net broadcasting revenue	$72,633	$—	$72,633

Operating expenses:
Station operating expenses	49,326	—	49,326
Corporate general and administrative	2,772	—	2,772
Non-cash deferred stock compensation	5,785	—	5,785
Depreciation and amortization	6,926	—	6,926

Total operating expenses	64,809	—	64,809

Operating income	7,824	—	7,824
Interest expense, net	15,589	(3,253)	12,336
Loss on sale of assets	21	—	21
Other expense, net	23	—	23

Income (loss) before income taxes	(7,809)	3,253	(4,556)
Income taxes (2)	83,139	—	83,139

Net income (loss)	(90,948)	3,253	(87,695)
Dividend requirement on exchangeable preferred stock	2	—	2

Net income (loss) applicable to common shares	$(90,950)	$3,253	$(87,697)

Basic and diluted net loss per common share
Weighted average common shares outstanding
OTHER DATA:
EBITDA (3)	$20,512	$—	$20,512
EBITDA, excluding barter revenue and expenses (4)	20,485	—	20,485
Free cash flow (5)	2,440	3,253	5,693

(1)
Pro forma adjustment reflects reduced interest expense after giving effect to the repayment of $282.0 million of indebtedness under our credit facility with the net proceeds from this offering, at an interest rate of 4.6%. See "Use of Proceeds".

(2)
Upon the adoption of SFAS No. 142 during the three months ended March 31, 2002, we recorded a non-cash deferred income tax expense to increase the valuation allowance related to the non-cash deferred income tax benefit from operating losses recorded at the date of our acquisition of our predecessor company and for the period from June 26, 2001 through December 31, 2001.

(3)
EBITDA consists of net broadcasting revenue less station operating expenses, corporate general and administrative expenses and other net non-operating expenses.

(4)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

(5)
Free cash flow consists of EBITDA, excluding barter revenue and expenses, less interest expense (net), cash taxes and all capital expenditures.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        You should read the selected historical consolidated financial data below in conjunction with our consolidated financial statements and the accompanying notes. You should also read Management's Discussion and Analysis of Financial Condition and Results of Operations. All of these materials are contained later in this prospectus. We derived the historical consolidated financial data as of December 31, 2000, for the two years ended December 31, 2000 and for the period from January 1, 2001 through June 25, 2001 from the audited consolidated financial statements of our predecessor company. We derived the historical consolidated financial data as of December 31, 2001 and for the period from June 26, 2001 through December 31, 2001 from our audited consolidated financial statements. We derived the historical consolidated financial data for the three months ended March 31, 2001 from the unaudited interim consolidated condensed financial statements of our predecessor company. We derived the historical consolidated financial data as of March 31, 2002 and for the three months then ended from our unaudited interim consolidated condensed financial statements. The unaudited interim consolidated condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods. We derived the historical financial data for the two years ended December 31, 1998 from the audited consolidated financial statements of our predecessor company which are not contained in this prospectus. The selected consolidated historical financial data may not be indicative of future performance.

Selected Historical Consolidated Financial Data
(in thousands, except per share amounts)

	Predecessor Company				Predecessor Company	Company	Predecessor Company	Company
					Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
	Year Ended December 31,
	1997	1998	1999	2000
							(Unaudited)	(Unaudited)
OPERATING DATA:
Net broadcasting revenue	$89,249	$133,312	$178,495	$284,824	$155,297	$168,187	$73,147	$72,633

Operating expenses:
Station operating expenses	64,764	91,845	115,312	177,359	111,036	112,593	53,119	49,326
Corporate general and administrative	3,530	4,295	7,010	9,092	5,620	6,038	2,559	2,772
Non-cash deferred stock compensation	—	74	1,727	12,246	14,773	—	1,827	5,785
Depreciation and amortization	14,485	25,970	35,749	76,502	53,077	99,054	26,700	6,926
Non-recurring merger charges (1)	—	—	—	—	40,596	—	1,810	—

Total operating expenses	82,779	122,184	159,798	275,199	225,102	217,685	86,015	64,809

Operating income (loss)	6,470	11,128	18,697	9,625	(69,805)	(49,498)	(12,868)	7,824
Interest expense, net	12,434	17,304	23,508	49,221	41,337	34,821	20,731	15,589
Loss (gain) on sale of assets	—	(1,045)	1,208	(818)	1,128	32	14	21
Other expense (income), net	(11)	216	281	134	794	81	(98)	23

Income (loss) from continuing operations before income tax benefit, discontinued operations and extraordinary loss	(5,953)	(5,347)	(6,300)	(38,912)	(113,064)	(84,432)	(33,515)	(7,809)
Income tax expense (benefit) (2)	(770)	(1,395)	(1,647)	(4,022)	(2,823)	(30,797)	(1,251)	83,139

Income (loss) from continuing operations before discontinued operations and extraordinary loss, net of tax	(5,183)	(3,952)	(4,653)	(34,890)	(110,241)	(53,635)	(32,264)	(90,948)
Income (loss) from discontinued operations, net of tax (3)	(102)	21	(4,275)	(4,334)	—	—	—	—
Extraordinary loss (4)	—	—	—	—	(39,097)	—	—	—

Net income (loss)	(5,285)	(3,931)	(8,928)	(39,224)	(149,338)	(53,635)	(32,264)	(90,948)
Dividend requirement and premium paid on redemption of exchangeable preferred stock (5)	6,633	14,766	20,299	12,474	26,994	2	3,315	2

Net income (loss) applicable to common shares	$(11,918)	$(18,697)	$(29,227)	$(51,698)	$(176,332)	$(53,637)	$(35,579)	$(90,950)

Basic and diluted net loss per common share						$(0.56)		$(0.95)
Weighted average common shares outstanding						96,134		96,134
OTHER DATA:
EBITDA (6)	$20,966	$36,956	$55,892	$98,239	$37,847	$49,475	$17,567	$20,512
Free cash flow (7)	6,177	13,331	8,447	40,132	(1,181)	13,194	(2,047)	2,440
Capital expenditures	2,070	4,511	16,609	5,453	3,165	4,716	1,420	2,326
Cash flow provided by (used in):
Operating activities	5,651	13,951	15,346	43,006	(166)	17,641	4,247	11,247
Investing activities	(212,253)	(46,412)	(318,427)	(795,242)	2,222	(1,063,881)	(1,290)	(2,348)
Financing activities	212,699	127,431	218,407	742,347	(5,187)	1,046,906	(6,073)	(5,745)

	Predecessor Company	Company
	December 31, 2000	December 31, 2001	March 31, 2002
			(Unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents	$8,092	$666	$3,820
Working capital	41,829	44,997	46,058
Intangible assets, net	1,273,520	2,109,825	1,985,930
Total assets	1,485,564	2,325,352	2,199,615
Long-term debt and other obligations (including current portion)	864,131	1,070,674	1,064,688
Exchangeable preferred stock	96,158	39	41
Shareholders' equity	414,271	940,604	859,383

(1)
In connection with our acquisition of Citadel Communications, our predecessor company incurred approximately $40.6 million in non-recurring merger-related charges during the period from January 1, 2001 through June 25, 2001.

(2)
We recorded a non-cash deferred income tax benefit during the period from June 26, 2001 through December 31, 2001. This benefit represents the utilization of deferred tax liabilities recorded at the date of our acquisition of our predecessor company. Upon the adoption of SFAS No. 142 during the three months ended March 31, 2002, we recorded a non-cash deferred income tax expense.

(3)
In December 1999, the predecessor company management decided to discontinue the operations of its Internet service provider.

(4)
In connection with our acquisition of Citadel Communications and the related extinguishment of substantially all of our 10 1/4% Senior Subordinated Notes due 2007 and all of our predecessor company's 9 1/4% Senior Subordinated Notes due 2008, our predecessor company recorded an extraordinary loss of approximately $39.1 million in the period from January 1, 2001 through June 25, 2001.

(5)
In connection with our acquisition of Citadel Communications, our predecessor company recorded a $20.2 million premium paid on the redemption of substantially all of its 13 1/4% Exchangeable Preferred Stock. In addition, our predecessor company paid $6.8 million in dividends on the exchangeable preferred stock during the period from January 1, 2001 through June 25, 2001.

(6)
EBITDA consists of net broadcasting revenue less station operating expenses, corporate general and administrative expenses and other net non-operating expenses.

(7)
Free cash flow consists of EBITDA, excluding barter revenue and expenses, less interest expense (net), cash taxes and all capital expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under "Risk Factors" beginning on page 10, and included in other portions of this prospectus.

Introduction

        Citadel Broadcasting Company, which together with its parent Citadel Communications Corporation we refer to as our predecessor company, was founded in 1991 and grew rapidly through acquisitions subsequent to the passage of the Telecommunications Act of 1996. In June 2001, affiliates of Forstmann Little & Co. acquired our predecessor company from its public shareholders for an aggregate purchase price, including the redemption of debt and exchangeable preferred stock, of approximately $2.0 billion.

        Our operating subsidiary, Citadel Broadcasting Company, owns and operates radio stations and holds Federal Communications Commission (FCC) licenses in Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Idaho, Illinois, Indiana, Louisiana, Maine, Massachusetts, Michigan, Nevada, New Hampshire, New Mexico, New York, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Utah and Washington. We own radio stations in Tyler, Texas that are operated by a third party under a local marketing agreement. Additionally, Citadel Broadcasting Company operates one FM station in Reno, Nevada and one FM station in Oklahoma City, Oklahoma under local marketing agreements.

Sources of Revenue

        Our net broadcasting revenue is primarily derived from the sale of broadcasting time to local, regional and national advertisers. Our revenue is affected primarily by the advertising rates our radio stations charge as well as the overall demand for radio advertising time in a market. Advertising rates are based primarily on three factors:

  •
  a radio station's audience share in the demographic groups targeted by advertisers, as measured principally by quarterly reports issued by The Arbitron Ratings Company, or Arbitron;

  •
  the number of radio stations, as well as other forms of media, in the market competing for the same demographic groups; and

  •
  the supply of and demand for radio advertising time.

        In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenue is lowest in the first calendar quarter of the year and highest in the second and fourth calendar quarters of the year.

        We seek to diversify our revenue sources in many respects, including among advertisers, advertiser segments, geographic locations and formats. We generate revenue from multiple advertisers and advertiser segments including automotive companies, retail merchants, restaurants, fast food chains, telephone companies and grocery stores. In 2001, no single advertiser accounted for more than 3% of our net broadcasting revenue. Our local and regional advertising is sold primarily by our locally-based sales staff and our national advertising is sold by a national advertising representative firm. In 2001, we generated approximately 85% of our net broadcasting revenue from local and regional advertising and approximately 15% from national advertising.

Components of Expenses

        Our most significant broadcast expenses are (1) employee compensation, (2) programming expenses, (3) advertising and promotional expenses and (4) technical and administrative expenses. We strive to control these expenses by working closely with local management and centralizing functions such as finance, accounting, legal, human resources and management information systems. We also use our multiple stations, market presence and purchasing power to negotiate favorable rates with several vendors.

        We generally incur advertising and promotional expenses to increase our audience share. However, because Arbitron reports ratings quarterly for some markets or semi-annually for others, advertising revenue improvements based on ratings changes tend to lag behind the incurrence of advertising and promotional expenditures.

        Depreciation and amortization of costs associated with the acquisition of radio stations and interest carrying charges historically have been significant factors in determining our overall profitability. However, with the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets", we expect the impact of amortization to be greatly reduced in 2002 and future periods. See "—Recent Accounting Pronouncements" below.

Use of EBITDA and Free Cash Flow

        A radio broadcasting company's overall operating performance is customarily measured by its ability to generate net broadcasting revenue and EBITDA. Management believes that free cash flow is another important measure used to determine a company's overall operating performance and financial performance as it reflects all costs of owning and operating stations including financing costs and capital expenditures. EBITDA and free cash flow are not measures utilized under generally accepted accounting principles, or GAAP, and definitions of each may vary among radio broadcasting companies. EBITDA and free cash flow should not be considered in isolation from, nor as a substitute for, operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other consolidated income or cash flows statement data prepared in accordance with GAAP, nor as a measure of our profitability or liquidity. See "—Liquidity and Capital Resources" below for a more detailed discussion. Despite their limitations, EBITDA and free cash flow are widely used in the broadcasting industry to measure a company's operating and financial performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, particularly in the case of acquisitions. By eliminating these effects, we believe EBITDA and free cash flow provide meaningful measures of overall company performance.

Basis of Presentation

        On June 26, 2001, we acquired all of the outstanding common stock of Citadel Communications Corporation. In this prospectus, we refer to Citadel Communications, together with its wholly owned operating subsidiary Citadel Broadcasting Company, prior to June 26, 2001 as our predecessor company. Results for the year ended December 31, 2001 include results for both our predecessor company and us. Results for the years ended December 31, 1999 and 2000, the period from January 1, 2001 through June 25, 2001 and the three months ended March 31, 2001 are the results of our predecessor company. As more fully discussed below, our results for 2001 include additional depreciation, amortization and interest expenses, as well as non-recurring merger charges and extraordinary losses directly related to our acquisition of Citadel Communications and related transactions in June 2001. Our 2001 operations are not comparable to those of prior periods, nor are they necessarily indicative of future results. In order to enhance comparability, the following discussion of our results of operations is supplemented by pro forma financial information that gives effect to our acquisition of Citadel Communications and all other acquisitions and divestitures of radio stations that occurred after January 1, 1999 as if they had occurred on January 1, 1999. The pro forma financial information presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section does not give effect to this offering or the use of proceeds from this offering, and thus does not reflect the reduction in interest expense arising from the repayment of indebtedness using the net proceeds of this offering. We are including this information in order to provide results which include all stations we owned as of March 31, 2002 for all periods presented. Additionally, when we present pro forma EBITDA and pro forma free cash flow, we exclude barter revenue and expenses, which are non-cash items. The pro forma results are presented for information purposes only and are not necessarily indicative of the operating results that would have occurred had the transactions actually occurred at the beginning of 1999, nor are they necessarily indicative of future operating results.

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

        Net Broadcasting Revenue.    Net broadcasting revenue was $72.6 million for the three months ended March 31, 2002, a slight decrease of $0.5 million, or 0.7%, as compared to $73.1 million for the three months ended March 31, 2001.

        On a pro forma basis, net broadcasting revenue for the three months ended March 31, 2002 was $72.6 million, which also remained essentially unchanged as compared to $73.0 million for the corresponding period in 2001. Net broadcasting revenue stabilized for the three months ended March 31, 2002 compared to the prior six months.

        Station Operating Expenses.    Station operating expenses were $49.3 million for the three months ended March 31, 2002, a decrease of $3.8 million, or 7.2%, as compared to $53.1 million for the three months ended March 31, 2001.

        On a pro forma basis, station operating expenses for the three months ended March 31, 2002 were $49.3 million, a decrease of $3.2 million, or 6.1%, as compared to $52.5 million for the corresponding period in 2001. The decline was primarily attributable to a reduction of net barter expenses of approximately $2.7 million (which expenses were primarily related to certain website activities which we decided to exit subsequent to our acquisition of Citadel Communications), as well as a reduction in general and administrative expenses at the local market level due to our cost control efforts.

        Corporate General and Administrative Expenses.    Corporate general and administrative expenses were $2.8 million for the three months ended March 31, 2002, an increase of $0.2 million, or 7.7%, as compared to $2.6 million for the corresponding period in 2001. The increase was primarily due to higher corporate and regional staffing levels.

        Non-Cash Deferred Stock Compensation.    In March 2002, we issued restricted stock options, which have an exercise price less than the fair market value of the underlying stock on the date of grant, to our new chief executive officer resulting in a non-cash deferred stock compensation charge of approximately $5.8 million as compared to $1.8 million incurred during the corresponding period in 2001 relating to stock options of our predecessor company. We expect to incur additional non-cash deferred stock compensation expense of approximately $7.0 million during the remainder of 2002 and approximately $7.6 million over the remaining vesting period of the options.

        Depreciation and Amortization.    Depreciation and amortization expenses were $6.9 million for the three months ended March 31, 2002, a decrease of $19.8 million, or 74.2%, as compared to $26.7 million for the corresponding period in 2001, primarily due to the adoption of SFAS No. 142 on January 1, 2002. If SFAS No. 142 had been issued and we had adopted it on January 1, 2001, our amortization expense would have been reduced by $22.6 million for the three months ended March 31, 2001.

        Non-Recurring Merger Charges.    During the three months ended March 31, 2001, our predecessor company incurred $1.8 million of non-recurring merger charges.

        Operating Income.    Operating income was $7.8 million for the three months ended March 31, 2002, an increase of $20.7 million as compared to a loss of $12.9 million for the corresponding period in 2001. This increase in operating income was primarily attributable to lower station operating expenses and lower depreciation and amortization expenses, partially offset by higher non-cash deferred stock compensation expense. Net broadcasting revenue was relatively flat during both periods.

        Interest Expense (Net of Interest Income).    Interest expense was $15.6 million for the three months ended March 31, 2002, a decrease of $5.1 million, or 24.6%, as compared to $20.7 million for the corresponding period in 2001. The decrease resulted from a significant decrease in the average interest rate, which ranged from 4.66% to 4.91% for the three months ended March 31, 2002 as compared to a range of 7.69% to 9.38% for the corresponding period in 2001 partially offset by higher levels of indebtedness.

        EBITDA.    EBITDA was $20.5 million for the three months ended March 31, 2002, an increase of $2.9 million, or 16.5%, as compared to $17.6 million for the corresponding period in 2001, primarily due to the decrease in barter expenses at our stations.

        On a pro forma basis, and excluding barter revenue and expenses, EBITDA of $20.5 million for the three months ended March 31, 2002 was essentially unchanged from $20.8 million during the corresponding period in 2001.

        Free Cash Flow.    Free cash flow was $2.4 million for the three months ended March 31, 2002, an increase of $4.4 million, as compared to a use of $2.0 million for the corresponding period in 2001, primarily due to a $5.1 million decrease in interest expense offset partially by higher capital expenditures in 2002.

        On a pro forma basis, free cash flow was $2.4 million for the three months ended March 31, 2002, an increase of $4.9 million from a use of $2.5 million for the corresponding period in 2001. The increase was due to the decrease in interest expense, primarily as a result of a decrease in prevailing market interest rates, offset partially by higher capital expenditures in 2002.

        Income Taxes.    We recorded a non-cash deferred income tax expense of approximately $82.8 million for the three months ended March 31, 2002 which would not have been required prior to the adoption of SFAS No. 142. This non-cash charge was recorded to increase the valuation allowance related to the benefit from our net operating losses, including the non-cash deferred income tax benefit which we recorded during the period from June 26, 2001 through December 31, 2001. Prior to the adoption of SFAS No. 142, we did not need a valuation allowance for the portion of the net operating losses equal to the amount of the intangible asset amortization expected to occur during the carryforward period. As a result of the adoption of SFAS No. 142, amortization of FCC licenses will not occur during the carryforward period and therefore, a valuation allowance is now required. This income tax charge compares to a tax benefit of $1.3 million that was recorded for the three months ended March 31, 2001.

        Net Loss.    As a result of the factors described above, our net loss increased $58.6 million to a loss of $90.9 million for the three months ended March 31, 2002, as compared to a loss of $32.3 million for the corresponding period in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net Broadcasting Revenue.    Net broadcasting revenue was $323.5 million for the year ended December 31, 2001, an increase of $38.7 million, or 13.6%, as compared to $284.8 million for the year ended December 31, 2000. The increase was primarily due to our acquisition of five radio stations in Tucson, AZ in 2001 and the inclusion of full-year revenues from our acquisitions of 57 FM and 29 AM radio stations in 2000, partially offset by the dispositions of seven radio stations in our Monroe, LA and Atlantic City, NJ markets in 2001. Net broadcasting revenue was adversely impacted in 2001 due to a decline in advertising rates and demand for inventory.

        On a pro forma basis, net broadcasting revenue was $322.5 million for the year ended December 31, 2001, a decrease of $29.9 million, or 8.5%, as compared to $352.4 million for the year ended December 31, 2000. The decline was due to weakness in the general advertising sector and in our markets, which was exacerbated by the September 11 events. Our national advertising revenue declined 16.5% as compared to a 4.2% decline in our local advertising revenue, primarily attributable to our ability to maintain local advertising revenues in our markets.

        Station Operating Expenses.    Station operating expenses were $223.6 million for the year ended December 31, 2001, an increase of $46.2 million, or 26.0%, as compared to $177.4 million for the year ended December 31, 2000. The increase in station operating expenses was primarily attributable to the increase in the number of radio stations we owned arising from our acquisitions during 2000 and early 2001, as well as additional costs associated with reformatting certain stations.

        On a pro forma basis, station operating expenses for the year ended December 31, 2001 were $221.5 million, essentially unchanged as compared to $220.5 million for the year ended December 31, 2000.

        Corporate General and Administrative Expenses.    Corporate general and administrative expenses were $11.7 million for the year ended December 31, 2001, an increase of $2.6 million, or 28.6%, as compared to $9.1 million for the year ended December 31, 2000. The increase was primarily due to increased corporate and regional staffing levels in connection with our growing portfolio of markets and stations.

        Non-Cash Deferred Stock Compensation Expense.    Non-cash deferred stock compensation expense was $14.8 million for the year ended December 31, 2001, an increase of $2.6 million, or 21.3%, as compared to $12.2 million for the year ended December 31, 2000. The increase was primarily due to accelerated amortization of deferred stock compensation by our predecessor company directly related to our acquisition of Citadel Communications in June 2001.

        Depreciation and Amortization.    Depreciation and amortization expenses were $152.1 million for the year ended December 31, 2001, an increase of $75.6 million, or 98.8%, as compared to $76.5 million for the year ended December 31, 2000. This increase was primarily due to the impact of our acquisition of Citadel Communications in June 2001 as well as radio station acquisitions completed in 2000 and early 2001.

        Non-Recurring Merger Charges.    Our predecessor company incurred non-recurring merger charges of $40.6 million for the year ended December 31, 2001, which were directly related to our acquisition of Citadel Communications.

        Operating Income (Loss).    Operating loss was $119.3 million for the year ended December 31, 2001, a decrease of $128.9 million as compared to operating income of $9.6 million for the year ended December 31, 2000. This decrease was attributable to higher station operating expenses and corporate general and administrative expenses, the non-recurring merger charges associated with our acquisition of Citadel Communications in June 2001 and higher depreciation and amortization expenses associated with our acquisition of Citadel Communications and acquisitions of radio stations during 2000 and 2001, as described above, partially offset by higher net broadcasting revenue.

        Interest Expense (Net of Interest Income).    Interest expense was $76.2 million for the year ended December 31, 2001, an increase of $27.0 million, or 54.9%, as compared to $49.2 million for the year ended December 31, 2000. This increase related primarily to increased borrowings associated with acquisitions of radio stations in 2000 and early 2001.

        EBITDA.    EBITDA was $87.3 million for the year ended December 31, 2001, a decrease of $10.9 million, or 11.1%, as compared to $98.2 million for the year ended December 31, 2000, due to the factors discussed above.

        On a pro forma basis, and excluding barter revenue and expenses, EBITDA for the year ended December 31, 2001 was $98.3 million as compared to $120.0 million for the year ended December 31, 2000. This decrease was primarily the result of the decline in net broadcasting revenue.

        Free Cash Flow.    Free cash flow was $12.0 million for the year ended December 31, 2001, as compared to $40.1 million for the year ended December 31, 2000. The decrease was primarily attributable to the decrease in EBITDA and increase in interest expense.

        On a pro forma basis, free cash flow for the year ended December 31, 2001 was $13.4 million, a decrease of $9.9 million, or 42.5%, from $23.3 million for the year ended December 31, 2000. The decrease was primarily due to the decrease in pro forma EBITDA, excluding barter revenue and expenses, due to the factors discussed above, offset by lower pro forma interest expense because of an overall decline in prevailing market interest rates.

        Income Tax Benefit.    The income tax benefit in 2001 primarily represents the utilization of deferred tax liabilities established at the date of our acquisition of Citadel Communications due to the differences in the tax bases and the financial statement carrying amounts of certain acquired intangibles and fixed assets.

        Extraordinary Loss.    Our predecessor company incurred an extraordinary loss of $39.1 million for the year ended December 31, 2001, in connection with extinguishments of substantially all of our $101.0 million of 10 1/4% Senior Subordinated Notes due 2007 and all of our predecessor company's $115.0 million of 9 1/4% Senior Subordinated Notes due 2008. These notes were extinguished in connection with our acquisition of Citadel Communications in June 2001.

        Net Loss.    As a result of the factors described above, net loss increased $163.8 million to $203.0 million for the year ended December 31, 2001 from $39.2 million for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net Broadcasting Revenue.    Net broadcasting revenue was $284.8 million for the year ended December 31, 2000, an increase of $106.3 million, or 59.6%, as compared to $178.5 million for the year ended December 31, 1999. This increase was primarily due to the inclusion of revenue from 86 radio stations acquired in 2000 and the full-year impact of 57 radio stations acquired in 1999. Additionally, net broadcasting revenue improved as a result of increases in both inventory demand and advertising rates, which were, in part, due to our improved selling efforts.

        On a pro forma basis, net broadcasting revenue was $352.4 million for the year ended December 31, 2000, an increase of $25.9 million, or 7.9%, as compared to $326.5 million for the year ended December 31, 1999. This increase was attributable to higher advertising rates and increased inventory demand.

        Station Operating Expenses.    Station operating expenses were $177.4 million for the year ended December 31, 2000, an increase of $62.1 million, or 53.9%, as compared to $115.3 million for the year ended December 31, 1999. The increase was primarily attributable to the inclusion of operating expenses of the radio stations acquired in late 1999 and early 2000.

        On a pro forma basis, station operating expenses were $220.5 million for the year ended December 31, 2000, an increase of $10.3 million, or 4.9%, as compared to $210.2 million for the year ended December 31, 1999. The increase was primarily due to increased selling expenses associated with the increase in net broadcasting revenue.

        Corporate General and Administrative Expenses.    Corporate general and administrative expenses were $9.1 million for the year ended December 31, 2000, an increase of $2.1 million, or 30.0%, as compared to $7.0 million for the year ended December 31, 1999. The increase was primarily due to increased corporate staffing to support the growth of our markets and station portfolio.

        Non-Cash Deferred Stock Compensation Expense.    Non-cash deferred stock compensation expense was $12.2 million for the year ended December 31, 2000, an increase of $10.5 million as compared to $1.7 million for the year ended December 31, 1999.

        Depreciation and Amortization.    Depreciation and amortization expenses were $76.5 million for the year ended December 31, 2000, an increase of $40.8 million, or 114.3%, as compared to $35.7 million for the year ended December 31, 1999, primarily due to radio station acquisitions completed in 1999 and 2000.

        Operating Income (Loss).    Operating income was $9.6 million for the year ended December 31, 2000, a decrease of $9.1 million, or 48.7%, as compared to $18.7 million for the year ended December 31, 1999. This decrease was attributable to higher station operating expenses and corporate general and administrative expenses as described above, as well as higher depreciation and amortization expenses associated with the acquisitions completed in late 1999 and early 2000, partially offset by an increase in net broadcasting revenue.

        Interest Expense (Net of Interest Income).    Interest expense was $49.2 million for the year ended December 31, 2000, an increase of $25.7 million, or 109.4%, as compared to $23.5 million for the year ended December 31, 1999, primarily due to interest expense associated with increased borrowings and commitment fees associated with radio station acquisitions in late 1999 and early 2000.

        EBITDA.    EBITDA was $98.2 million for the year ended December 31, 2000, an increase of $42.3 million, or 75.7%, as compared to $55.9 million for the year ended December 31, 1999, as a result of factors discussed above.

        On a pro forma basis, and excluding barter revenue and expenses, EBITDA for the year ended December 31, 2000 was $120.0 million, an increase of $18.4 million, or 18.1%, as compared to $101.6 million for the year ended December 31, 1999. The increase was primarily due to an increase in pro forma net broadcasting revenue, partially offset by a smaller increase in pro forma operating expense as a result of an improvement in operating efficiencies.

        Free Cash Flow.    Free cash flow was $40.1 million for the year ended December 31, 2000, an increase of $31.7 million, as compared to $8.4 million for the year ended December 31, 1999, primarily as a result of the increase in EBITDA and the decrease in capital expenditures, partially offset by higher interest expense.

        On a pro forma basis, free cash flow for the year ended December 31, 2000 was $23.3 million, an increase of $20.3 million from $3.0 million for the year ended December 31, 1999. The increase was primarily due to the increase in pro forma EBITDA, excluding net barter revenue, of $18.4 million and the decrease in capital expenditures of $8.4 million partially offset by an increase in interest expense. Our predecessor company incurred an expenditure in 1999 of approximately $8.4 million for the purchase of a corporate jet.

        Income Tax Benefit.    The income tax benefit in 2000 and 1999 represents the utilization of deferred tax liabilities established at the date of acquisition due to differences in the tax bases and the financial statement carrying amounts of intangibles and fixed assets acquired in stock-based acquisitions, offset by federal alternative minimum tax and state tax expense. The increase in the net tax benefit of $2.4 million when comparing 2000 to 1999 is primarily due to the stock acquisition completed in 2000.

        Income (Loss) From Discontinued Operations.    In December 1999, our predecessor company decided to discontinue the operations of its Internet service provider, eFortress, and adopted a plan to sell eFortress. The loss from discontinued operations for the year ended December 31, 2000 was comprised of two components: the loss from discontinued operations and the estimated loss on disposal of discontinued operations. The loss from discontinued operations decreased approximately $2.4 million from the year ended December 31, 1999 to 2000. This decrease was primarily due to reductions in depreciation and amortization expense and losses from customer accounts. Beginning in the fourth quarter of 1999, our predecessor company stopped recording depreciation and amortization expense because the underlying assets were held for sale and were classified as discontinued operations. The estimated loss on disposal of discontinued operations increased approximately $2.4 million from the year ended December 31, 1999 to 2000. At December 31, 1999, our predecessor company estimated no loss on disposal of the discontinued operations as compared to its estimate of a $2.4 million loss at December 31, 2000. The estimate at the end of 1999 was based on selling all of the assets of the division. In 2000, the predecessor company decided to sell only the subscriber list. The sale closed in 2001 and $0.9 million was received.

        Net Loss.    As a result of the factors described above, net loss increased $30.3 million to $39.2 million for the year ended December 31, 2000 from $8.9 million for the year ended December 31, 1999.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash provided by operations, undrawn commitments available under our credit facility and proceeds generated from the sale of our debt and equity securities. We have used, and will continue to use, a significant portion of our capital resources to complete acquisitions.

        We had approximately $149.0 million available to us under our credit facility as of March 31, 2002. Our ability to borrow under our credit facility is limited by our ability to comply with financial covenants as well as a requirement that we make various representations and warranties. See "—Credit Facility—Financial Covenants". As of December 31, 2001 and March 31, 2002, we were in compliance with our covenants under our credit facility.

Operating Activities

        Net cash flows provided by operating activities were $17.5 million for the year ended December 31, 2001, as compared to $43.0 million and $15.3 million for the years ended December 31, 2000 and 1999. Changes in our net cash flows provided by operating activities were primarily a result of changes in net broadcasting revenue, station operating expenses and corporate general and administrative expenses, which were affected by the performance of the stations we own as well as by the acquisitions and dispositions of radio stations during those periods.

        For the year ended December 31, 2001, net cash flows provided by operating activities decreased $25.5 million as compared to the year ended December 31, 2000. This was primarily the result of lower revenue and cash flows generated at our radio stations, partially offset by the net impact of acquisitions and dispositions of radio stations in 2000 and 2001.

        For the year ended December 31, 2000, cash flows provided by operating activities increased by $27.7 million as compared to the year ended December 31, 1999, primarily as a result of an improvement in revenue and cash flows of our predecessor's radio stations and the net impact of acquisitions and dispositions of radio stations in 1999 and 2000.

        Net cash flows provided by operating activities were $11.2 million for the three months ended March 31, 2002, as compared to $4.2 million for the quarter ended March 31, 2001. The increase resulted primarily from a reduction in interest expense and non-recurring merger charges in 2002 as compared to 2001.

Investing and Financing Activities

        Net cash used in investing activities increased to $1,061.7 million for the year ended December 31, 2001, as compared to $795.2 million and $318.4 million for the years ended December 31, 2000 and 1999, primarily as a result of the net impact of our acquisition of Citadel Communications and other acquisitions, divestitures and capital expenditures in the prior years. Net cash used in investing activities was $2.3 million for the quarter ended March 31, 2002 as compared to $1.3 million for the quarter ended March 31, 2001. For both quarters, the primary use was for capital expenditures.

        Net cash flows provided by financing activities were $1,041.7 million for the year ended December 31, 2001, as compared to $742.3 million for the year ended December 31, 2000 and $218.4 million for the year ended December 31, 1999. The primary sources of financing in 2001 were issuances of our common stock ($1,031.7 million), proceeds from our credit facility ($527.0 million) and the issuance of our 6% Subordinated Debentures ($500.0 million), all relating to our acquisition of Citadel Communications and related transactions. In both 2000 and 1999, the primary sources of financing were from the net proceeds of public offerings ($234.8 million in 2000 and $140.4 million in 1999) and additional net borrowings ($512.0 million in 2000 and $131.9 million in 1999) offset partially in 1999 by the redemption of preferred stock of $51.2 million. Net cash used in financing activities was $5.7 million for the quarter ended March 31, 2002 as compared to $6.1 million for the quarter ended March 31, 2001. For both quarters, the primary use was for the net repayment of debt.

        In April 2002, we repurchased all of the shares of our common stock held by our former chief executive officer and his affiliates for an aggregate purchase price of approximately $13.0 million.

        As of May 31, 2002, we have one transaction pending to purchase a radio station in the Oklahoma City, OK market for an aggregate purchase price of $3.1 million. We expect this transaction to close in the third quarter of 2002. On July 1, 2001, we completed our acquisition of all the assets of Slone Broadcasting Co. and all of the equity interests of Slone Radio, LLC, which controlled three FM and two AM radio stations serving the Tucson, AZ market, for approximately $66.3 million in cash. We accounted for this acquisition using the purchase method of accounting.

        On June 30, 2001, we sold two FM radio stations and one AM radio station serving the Atlantic City/Cape May, NJ market for approximately $19.4 million in cash.

        In addition to debt service, our principal liquidity requirements are for working capital and general corporate purposes, capital expenditures and acquisitions of additional radio stations. Our capital expenditures totaled $7.9 million in the year ended December 31, 2001, as compared to $5.5 million and $16.6 million in the years ended December 31, 2000 and 1999. For the year 2002, we estimate that capital expenditures necessary for maintaining our facilities will be approximately $9.0 million. We believe that cash flows from operating activities, together with availability under our revolving credit facility, should be sufficient for us to fund our current operations.

        In order to finance future acquisitions, if any, we may require additional financing and there can be no assurance that we will be able to obtain financing on terms acceptable to us. As of March 31, 2002, we had approximately $551.0 million of borrowings outstanding under our credit facility.

Credit Facility

        On June 26, 2001, we entered into a $700 million bank credit facility with a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, as a lender and administrative agent. The credit facility consists of the following:

	Commitment	Balance Outstanding (as of March 31, 2002)
Tranche A term loan	$250,000,000	$250,000,000
Tranche B term loan	250,000,000	250,000,000
Revolving credit facility	200,000,000	51,000,000

        Availability.    The amount available under our credit facility at March 31, 2002 was approximately $149.0 million in the form of revolving credit commitments. Our ability to borrow under our credit facility is limited by our ability to comply with several financial covenants as well as a requirement that we make various representations and warranties at the time of borrowing. We expect to repay the amounts outstanding under the revolving credit facility with a portion of the net proceeds of this offering, increasing the amount of availability under the revolving portion of our credit facility to approximately $200.0 million. See "Use of Proceeds". Our credit facility also provides that at any time prior to June 26, 2004, we may solicit incremental term and revolving loans not to exceed $400.0 million.

        Interest.    At our election, interest on any outstanding principal accrues at a rate based on either: (a) the greater of (1) the Prime Rate in effect; (2) the secondary market rate for three-month certificates of deposit from time to time plus 1%; or (3) the Federal Funds Rate plus 0.5%, in each case, plus a spread that ranges from 0.50% to 2.25%, depending on our leverage ratio; or (b) the Eurodollar rate (grossed-up for reserve requirements) plus a spread that ranges from 1.50% to 3.25%, depending on our leverage ratio.

        Maturity and Amortization.    The term loans are repayable in quarterly installments pursuant to a predetermined payment schedule. The tranche A term loan is repayable over a period of five years in quarterly installments, beginning on September 30, 2003, in amounts ranging from $9.375 million for the first four quarterly repayments and increasing to $15.625 million for the final four quarterly repayments. The final quarterly payment on the tranche A term loan is due June 26, 2008. The tranche B term loan is repayable over a period of six years in quarterly installments, beginning on September 30, 2003, which are $0.625 million for the first five years of scheduled repayments and $59.375 million for the final four quarterly repayments. The final quarterly payment on the tranche B term loan is due June 26, 2009.

        Fees.    We pay a commitment fee for the daily average unused commitment under the revolving credit commitment. The commitment fee ranges from 0.375% to 0.5% based on a pricing grid depending on our leverage ratio. In addition, we pay fees for each letter of credit issued under the credit facility.

        Commitment Reductions and Repayments.    Our loans under our credit facility must be prepaid with the net proceeds, in excess of $30 million in the aggregate, of specified asset sales and issuances of additional indebtedness which do not constitute permitted indebtedness under our credit facility. These prepayments are first applied to prepay our term loans and then to prepay our revolving credit loans. The commitments under the revolving portion of our credit facility will be permanently reduced by the amount of the repayment of this facility. The loans under our credit facility must also be prepaid with 50% of any excess cash flow for any fiscal year, commencing with fiscal year 2003, where, as of the end of that year, (1) we have no revolving credit loans outstanding, (2) we hold cash and cash equivalents in excess of $25 million and (3) our leverage ratio is greater than 4.5 to 1. These prepayments are first applied to prepay our revolving credit loans (without any permanent reduction in commitment amount) and then to prepay term loans.

        Security and Guarantees.    Our operating subsidiary, Citadel Broadcasting Company, is the primary borrower under this facility. We and our wholly owned subsidiary, Citadel Communications, have guaranteed the performance of Citadel Broadcasting Company under the credit facility. We have pledged to our lenders all of the common stock in Citadel Communications and an intercompany note issued to us by Citadel Communications. Citadel Communications has pledged all of the common stock in its wholly owned subsidiary, Citadel Broadcasting Company, and an intercompany note issued to it by Citadel Broadcasting Company.

        Non-Financial Covenants.    Our credit facility contains customary restrictive non-financial covenants, that, among other things, and with certain exceptions, limit our ability to incur additional indebtedness, liens and contingent obligations, enter into transactions with affiliates, make acquisitions, declare or pay dividends, redeem or repurchase capital stock, enter into sale and leaseback transactions, consolidate, merge or effect asset sales, make capital expenditures, make investments, loans, enter into derivative contracts, or change the nature of our business. At December 31, 2001 and March 31, 2002, we were in compliance with all non-financial covenants under the credit facility.

        Financial Covenants.    Our credit facility contains covenants related to the satisfaction of financial ratios and compliance with financial tests, including ratios with respect to maximum leverage, minimum interest coverage and minimum fixed charge coverage. Our maximum leverage covenant requires that, as of the last day of each fiscal quarter, our ratio of total senior indebtedness (which excludes our 6% Subordinated Debentures) to consolidated EBITDA (as defined in our credit agreement) for the four immediately preceding fiscal quarters be greater than 5.50 to 1 through September 30, 2002, and the ratio declines on October 1 of each year thereafter. The definition of consolidated EBITDA in our Credit Agreement is different from the definition we employ for purposes of our financial reporting. See "—Use of EBITDA and Free Cash Flow". Our minimum interest coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures, to consolidated senior interest expense (which excludes interest expense related to our 6% Subordinated Debentures) for the four immediately preceding fiscal quarters may not be less than 1.60 to 1 through September 30, 2002, and the ratio increases on October 1 of each year thereafter. Our minimum fixed charges coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures and principal debt payments to fixed charges for the four immediately preceding fiscal quarters may not be less than the 1.00 to 1 through September 30, 2004, and the ratio increases on October 1 of each year thereafter. At December 31, 2001 and March 31, 2002, we were in compliance with all financial covenants under our credit facility.

Subordinated Debt

        In June 2001, we issued an aggregate of $500.0 million of subordinated debentures to two of the Forstmann Little partnerships in connection with our acquisition of Citadel Communications. The Forstmann Little partnerships immediately distributed the subordinated debentures to their respective limited partners. The subordinated debentures are our general senior subordinated obligations, are not subject to mandatory redemption and mature in three equal annual installments beginning June 26, 2012, with the final payment due on June 26, 2014. The debentures bear interest at a fixed rate of 6% which is payable semi-annually at the end of June and December each year. The balance of debentures outstanding as of March 31, 2002 was $500.0 million. Total interest expense for the debentures from the date of issuance to December 31, 2001 was $15.4 million. The subordinated debentures are subordinated to our credit facility and other senior obligations we may incur in the future and do not include any restrictive financial covenants. The subordinated debentures may be prepaid by us at any time without premium, penalty or charge. We have a right of first refusal on the transfer of the debentures.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". As required, we adopted SFAS No. 141 for all business combinations completed after June 30, 2001. This standard requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method. Goodwill and other intangible assets that resulted from business combinations before July 1, 2001 must be reclassified to conform to the requirements of SFAS No. 141 as of January 1, 2002.

        We adopted SFAS No. 142 as of January 1, 2002 for all goodwill and other intangible assets recognized in our balance sheet as of January 1, 2002. This standard changes the accounting for goodwill and indefinite-lived intangibles from an amortization method to an impairment-only approach and introduces a new model for determining impairment charges. In accordance with the provisions of these new standards, on January 1, 2002, we determined that the advertising client base intangibles did not meet the criteria for recognition apart from goodwill under the new standard since these intangibles did not arise from a contractual obligation and they are not capable of being separately sold or transferred. As a result, we transferred $186.9 million (after tax) of advertising client base intangibles, initially recorded in the Citadel Communications acquisition, to goodwill. We also recorded a non-cash deferred income tax expense of approximately $82.8 million on January 1, 2002 which would not have been required prior to the adoption of SFAS No. 142. This non-cash charge was recorded to increase the valuation allowance related to our net operating losses. We did not previously need a valuation allowance for the portion of the net operating losses equal to the amount of the intangible asset amortization expected to occur during the carryforward period. As a result of the adoption of SFAS No. 142, amortization of FCC licenses will not occur during the carryforward period of the net operating losses.

        The new impairment model for goodwill under SFAS No. 142 requires performance of a two-step test for operations that have goodwill assigned to them. First, it requires a comparison of the book value of the net assets to the fair value of the related operations. Fair values are estimated using future discounted cash flows and a sales price multiple for such cash flows based on current market conditions. If fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In this process, the fair value of goodwill is estimated and is compared to its book value. Any shortfall of the fair value below book value represents the amount of goodwill impairment. In the first quarter of 2002, we completed our evaluation of goodwill and other specifically identifiable intangibles in accordance with SFAS No. 142's guidance.

        We believe that FCC licenses are indefinite-lived intangibles under the new standard. In the first quarter of 2002 we completed a transitional impairment test of goodwill and FCC licenses and did not identify any impairment. Amortization of goodwill and indefinite-lived intangibles ceased upon the adoption of SFAS No. 142.

        In August 2001, FASB issued Statement of Financial Accounting Standard No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standard No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and APB Opinion No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 removes goodwill from its scope and retains the requirements of SFAS No. 121 regarding the recognition of impairment losses on long-lived assets held for use. SFAS No. 144 modifies the accounting for long-lived assets to be disposed of by sale and long-lived assets to be disposed of by other than by sale. We adopted SFAS No. 144 as of January 1, 2002. Adoption of this statement did not materially impact our financial position or results of operations.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable judgments. Actual results could differ from these estimates under different assumptions and conditions.

        We consider the following policies to be most critical in understanding the judgments involved in preparing our financial statements and the uncertainties that could affect our results of operations, financial condition and cash flows.

        Allowance for Doubtful Accounts.    We recognize an allowance for doubtful accounts based on historical experience of bad debts as a percent of its aged outstanding receivables. Based on historical information, we believe that our allowance is adequate. However, changes in general economic, business and market conditions could affect the ability of our customers to make their required payments; therefore, the allowance for doubtful accounts is reviewed monthly and changes to the allowance are updated as appropriate.

        Long-Lived Assets.    Our long-lived assets include FCC licenses, goodwill and other intangible assets. At December 31, 2001, we had approximately $2,109.8 million in intangible assets, which represent approximately 91% of our total assets. Prior to our adoption of SFAS No. 142, we determined the recoverability of all of our long-lived assets by comparing the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment recognized was measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. On January 1, 2002, we adopted SFAS No. 142 and have completed a transitional impairment test of all intangible assets in accordance with the requirements of SFAS No. 142. See "—Recent Accounting Pronouncements". Our policy for reviewing other long-lived assets for possible impairment has not changed.

        Income Taxes.    We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Contractual and Commercial Commitments

        The following tables and discussion reflect our significant contractual obligations and other commercial commitments as of March 31, 2002:

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	Beyond 3 years
Notes payable and subordinated debt	$1,051,000	$—	$79,375	$971,625
Sports contracts	40,061	6,210	13,346	20,505
Station programming	33,949	9,281	16,871	7,797
Operating leases	28,504	4,964	8,029	15,511
Employment contracts	15,734	8,216	6,201	1,317
Other contractual obligations	15,869	8,024	6,196	1,649

Total contractual cash obligations	$1,185,117	$36,695	$130,018	$1,018,404

        We intend to use substantially all of our net proceeds from this offering to repay approximately $                        million of senior debt currently outstanding under our existing credit facility. We expect that we will be able to fund our remaining obligations and commitments with cash flow from operations.

Off-Balance Sheet Arrangements

        We currently do not have any off-balance sheet arrangements or transactions.

Seasonality

        In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenue is lowest in the first calendar quarter of the year and highest in the second and fourth calendar quarters of the year.

Impact of Inflation

        We do not believe inflation has a significant impact on our operations. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to interest rate changes, primarily as a result of our credit agreement which bears interest based on variable rates. We have not taken, and we do not currently anticipate taking, any action to cover interest rate market risk, and are not a party to any interest rate market risk management activities. We have performed a sensitivity analysis assuming a hypothetical increase in interest rates of 100 basis points applied to the $551.0 million of variable rate debt that is outstanding as of March 31, 2002. Based on this analysis, the impact on future earnings for the following twelve months would be approximately $5.5 million of increased interest expense. This potential increase is based on certain simplifying assumptions, including a constant level of variable rate debt and a constant interest rate based on the variable rates in place as of March 31, 2002.

BUSINESS OF CITADEL

Overview of Citadel

        Citadel is the sixth largest radio broadcasting company in the United States based on net broadcasting revenue. We focus on owning and operating radio stations in mid-sized markets, which we define as those ranked 30 to 150 by market revenue. As of May 31, 2002, we owned and operated 138 FM and 61 AM radio stations in 41 markets located in 24 states across the country covering a wide range of programming formats. We rank first or second in audience share in 32 of our 38 rated markets.

        Approximately 92% of our 2001 revenue was derived from stations located in mid-sized markets. We believe mid-sized markets are attractive because they typically have fewer signals and competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer substantial opportunities for further consolidation. Accordingly, we believe mid-sized markets offer greater opportunities for revenue and EBITDA growth, both organically and through acquisitions. We also believe that our diversified portfolio of mid-market stations has strong positions in their marketplaces. In addition, we believe that we have the experienced management, strategy and financial resources to maximize the value of our current stations as well as grow through potential acquisitions.

        Our operating strategy is to maximize revenues, EBITDA and free cash flow through the ownership and operation of leading radio station clusters in the nation's most attractive mid-sized markets. We seek to build geographic, format and customer diversity reducing our dependence on any particular local economy, market, station, on-air personality or advertiser.

        Our acquisition strategy focuses on identifying and acquiring radio stations that expand our station clusters in existing markets or provide entry into new markets. Over 68% of our 199 owned and operated stations have been acquired since January 1, 1999, of which 83% were in new markets and 17% were fill-in acquisitions to supplement our existing portfolios. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of a larger company. We believe our application of professional, large market practices and development of regional clusters will enable us to improve the operations and financial performance of these stations. We believe that the consolidation of the radio industry, which arose after the enactment of the Telecommunications Act of 1996, will continue. With our mid-market positioning, experienced management and financial resources, we believe we are well positioned to pursue attractive acquisition candidates that may become available.

        We were incorporated in Delaware in 1993. Our predecessor company was founded in 1991 and grew rapidly through acquisitions subsequent to the passage of the Telecommunications Act of 1996. In June 2001, affiliates of Forstmann Little & Co. acquired our predecessor company from its public shareholders for an aggregate price, including the redemption of debt and exchangeable preferred stock, of approximately $2.0 billion. Farid Suleman, who joined us in March 2002, is our Chairman and Chief Executive Officer. Mr. Suleman has over 16 years of experience in the media industry and was the Chief Executive Officer of Infinity Broadcasting prior to joining our company. Under his new leadership, complemented by our existing management team, we have a renewed focus and discipline on our business operations and maximizing the value and growth opportunities of our existing stations. These efforts include investing in new programming and improving sales practices to drive revenue growth, and reducing our cost structure to increase free cash flow generation. In addition, we intend to supplement organic growth with strategic acquisitions that will be accretive to our free cash flow.

Our Stations

        The table below summarizes the markets in which we owned and operated radio stations as of May 31, 2002.

		Number of Stations (1)		Station Group Audience Share
						Station Group Revenue Rank
	Market Revenue Rank
		FM	AM	Share	Rank
Salt Lake City, UT	34	4	3	18.3%	3	3
Nashville, TN	39	2	0	9.0	5	2
Buffalo, NY	45	3	2	26.0	2	3
Providence, RI	49	4	2	23.6	1	1
Birmingham, AL	50	3	2	21.3	2	2
Oklahoma City, OK	51	4	1	26.8	1	2
Tucson, AZ	59	3	2	14.9	4	2
Grand Rapids, MI	61	3	1	21.8	2	3
Albuquerque, NM	62	5	3	33.7	1	1
Knoxville, TN	67	3	1	29.5	1	1
Harrisburg/Carlisle/York, PA	68	3	2	12.2	3	3
Syracuse, NY	70	3	1	23.4	2	2
Columbia, SC	73	3	1	22.2	2	3
Baton Rouge, LA	74	4	2	28.2	1	3
Allentown/Bethlehem, PA	76	2	0	20.3	2	2
Colorado Springs, CO	77	3	2	26.6	1	1
Wilkes-Barre/Scranton, PA	78	7	4	22.4	2	2
Lansing/East Lansing, MI	82	4	2	39.1	1	1
Chattanooga, TN	85	3	1	23.5	2	2
Charleston, SC	85	5	3	37.0	1	2
Reno, NV	87	3	1	20.2	1	1
Spokane, WA	90	4	3	23.8	3	2
Boise, ID	91	4	1	29.2	2	2
Little Rock, AR	93	8	3	35.0	1	2
Saginaw/Bay City, MI	101	5	0	40.6	1	1
Modesto, CA	105	4	1	25.0	1	1
Johnson City/Kingsport/Bristol, TN	113	2	3	23.7	2	2
Flint, MI	116	1	1	8.7	3	3
Portsmouth/Dover/Rochester, NH	123	4	0	12.8	2	2
Portland, ME	123	6	0	33.9	1	2
Lafayette, LA	129	5	3	30.1	2	2
Worcester, MA	148	4	1	14.8	2	2
Binghamton, NY	164	3	2	37.4	2	1
New London, CT	174	2	1	9.7	2	2
Bloomington, IL	197	2	1	35.4	1	1
New Bedford, MA	254	1	1	10.6	1	1
Augusta/Waterville, ME	265	2	2	23.4	2	2
Ithaca, NY	272	1	1	7.3	2	2
Other (2)	NR	6	1	NR	NR	N/A

Total		138	61

NR-Not rated. N/A-Information not available.

(1)
In addition to the stations listed in the table above, we own one FM radio station and four AM radio stations in Tyler/Longview, TX, which are operated by a third party under a local marketing agreement with us. On March 18, 2002, we also entered into an asset purchase agreement to acquire one FM station serving the Oklahoma City, OK market and are currently operating this station under a local marketing agreement. We also operate an FM station in Reno, NV under a local marketing agreement.
(2)
Includes radio stations in our Kokomo, IN, Muncie, IN and Presque Isle, ME markets, which are not rated by Arbitron.

Operating Strategy

        Our operating strategy is to maximize revenues, EBITDA and free cash flow through the ownership and operation of leading radio station clusters in the nation's most attractive mid-sized markets.

        Operate and Develop Leading Station Clusters in Mid-Sized Markets.    We believe that it is important to own multiple stations in each of the markets in which we operate in order to maximize our ability to achieve leadership positions and increase operating efficiencies, as well as to compete more effectively with other forms of local media. We rank first or second in audience share in 32 of our 38 rated markets, and cover a wide range of programming formats.

        Emphasize Programming.    We analyze market research and competitive factors to identify the key programming attributes that we believe will best position each station to develop a distinctive identity, or a local brand, and to maximize its appeal to local audiences and advertisers. Our programming strategy includes developing or contracting with significant on-air talent, creating recognizable brand names for selected stations such as "the Bull" and "Cat Country". We believe this strategy significantly enhances the presence, marketability and competitiveness of our stations, leading to greater audience share and consequently higher revenues and free cash flow.

        Build Geographic, Format and Customer Diversity.    We seek to diversify our portfolio of radio stations in many respects. Our stations are located in markets throughout the country and serve diverse target demographics through a broad range of programming formats such as rock, country, adult contemporary, oldies, urban and sports/news/talk. This diversity reduces our dependence on any particular local economy, market, station, format, on-air personality or advertiser. Similarly, we seek to develop a broad base of local and regional advertisers to avoid excessive dependence on national advertising. During the year ended December 31, 2001, we generated approximately 85% of our net broadcasting revenue from local and regional advertising, and no one advertiser accounted for more than 3% of our net broadcasting revenue.

        Apply Aggressive Sales and Marketing to Capture Greater Share of Advertising Revenues.    The development of a high-quality local sales organization in each of our markets is critical to our success. We rank first or second in revenue market share in 31 of our 41 markets. In each market, we assess our station portfolio, the local market environment and the strength of our sales personnel to determine whether to pursue a "cluster sale" strategy or to create a separate sales force for each station. We place significant emphasis on recruiting quality sales people, setting clear financial and sales goals and rewarding achievement of those goals with generous commissions and bonus compensation. We also target regional sales, which we define as sales in regions surrounding our markets to companies that advertise in our markets, through our local sales force. We reach national advertisers in partnership with a national representative firm, offering advertising time on individual stations or across our overall network, which, according to Arbitron, currently reaches an audience of approximately 13.6 million listeners.

        Participate in Local Communities.    As a local sales and advertising medium, we place significant emphasis on serving the local community and our stations have won numerous local community awards. We believe our active involvement reinforces our position in the local communities and significantly improves the marketability of our radio broadcast time to advertisers who are targeting these communities.

        Optimize Technical Capabilities.    We believe that a strong signal is an important component of a station's success. We seek to operate stations with the strongest signals in their respective markets and view signal strength as an important consideration in any acquisitions we make.

Acquisition Strategy

        Our acquisition strategy focuses on identifying and acquiring radio stations that would expand our station clusters in existing markets or provide entry into new markets. Over 68% of our 199 owned and operated stations have been acquired since January 1, 1999, of which 83% were in new markets and 17% were fill-in acquisitions to supplement our existing portfolios. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of a larger company. We believe our application of professional, large market practices and development of regional clusters will enable us to improve the operations and financial performance of these stations. In addition, we seek to implement effective operating strategies and apply our infrastructure across all existing and acquired stations in order to improve the free cash flow of acquired stations compared to their performance under prior ownership. Although we primarily focus on acquiring and developing leading station clusters in mid-sized markets, we also consider acquisitions in larger markets. We also consider disposing of an individual station or group of stations which we believe does not complement our overall station portfolio.

        In analyzing acquisition opportunities, we consider the following criteria:

  •
  our ability to improve the operating performance of the stations;

  •
  our ability to acquire a new or improve an existing cluster of stations towards achieving a number one or number two market revenue share in the market;

  •
  the number and quality of competing commercial radio signals, as well as the number and nature of competitors, in the market;

  •
  the power and quality of the stations' broadcasting signals;

  •
  general economic conditions in the market; and

  •
  our ability to make acquisitions that will be accretive to our free cash flow.

        We believe our acquisition strategy affords a number of benefits, including:

  •
  the development of a broad, geographically diversified footprint that allows us to deliver advertising on a local, regional and national basis, to create revenue and free cash flow diversity;

  •
  improved EBITDA margins through the improvement of operations of acquired stations, the consolidation of facilities and the elimination of redundant expenses;

  •
  enhanced revenues by offering advertisers a broad range of advertising packages, by clustering our stations; and

  •
  enhanced appeal to more skilled industry management talent as we achieve market-leading positions and national scale.

        As of May 31, 2002, we have one transaction pending to purchase a radio station in the Oklahoma City, OK market for an aggregate purchase price of $3.1 million. We expect this transaction to close in the third quarter of 2002.

Advertising Revenue

        Our revenue is generated primarily from the sale of local, regional and national advertising for broadcast on our radio stations. In 2001, approximately 85% of our net broadcast revenue was generated from the sale of local and regional advertising and approximately 15% was generated from the sale of national advertising. The major categories of our advertisers include automotive companies, retail merchants, restaurants, fast food chains, telephone companies and grocery stores.

        Each station's local sales staff solicits advertising either directly from the local advertiser or indirectly through an advertising agency. Through direct advertiser relationships, we can better understand the advertiser's business needs and more effectively design advertising campaigns to sell the advertiser's products. We employ personnel in each of our markets to assist in the production of commercials for the advertiser. In-house production, combined with effectively designed advertising establishes a stronger relationship between the advertiser and the station cluster. National sales are made by a firm specializing in radio advertising sales on the national level, in exchange for a commission based on gross revenue. We also target regional sales, which we define as sales in regions surrounding our markets to companies that advertise in our markets, through our local sales force.

        Depending on the programming format of a particular station, we estimate the optimum number of advertising spots that can be broadcast while maintaining listening levels. Our stations strive to maximize revenue by managing advertising inventory. Pricing is adjusted based on local market conditions and our ability to provide advertisers with an effective means of reaching a targeted demographic group. Each of our stations has a general target level of on-air inventory. This target level of inventory may vary throughout the day but tends to remain stable over time. Much of our selling activity is based on demand for our radio stations' on-air inventory and, in general, we respond to changes in demand by varying prices rather than changing our target inventory level for a particular station. Therefore, most changes in revenue reflect demand-driven pricing changes.

        A station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Advertisers and advertising representatives use station ratings to consider advertising with the station. We use station ratings to chart audience levels, set advertising rates and adjust programming. The radio broadcast industry's principal ratings service is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets. These surveys are our primary source of audience ratings data.

        We believe that radio is one of the most efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations are based primarily on the following:

  •
  the supply of, and demand for, radio advertising time;

  •
  a station's share of audiences in the demographic groups targeted by advertisers, as measured by ratings surveys estimating the number of listeners tuned to the station at various times; and

  •
  the number of stations in the market competing for the same demographic groups.

Industry

        Overview.    The overall U.S. radio advertising industry has demonstrated strong and relatively consistent revenue growth over the last several decades. Radio stations generate the majority of their revenue from the sale of advertising time to local and national spot advertisers and national network advertisers, primarily as a medium for local advertising. Total radio advertising industry revenue in the United States grew at a compound annual growth rate of approximately 9% over the past 30 years, and approximately 8% from 1991 through 2001, to reach $18.4 billion in 2001. The growth in radio advertising industry revenue has been relatively stable over this period. Expenditures on radio advertising have increased in 28 of the past 30 years, with 1991 and 2001 being the only years during that period of time in which the radio industry experienced an overall revenue decline. We believe this consistent growth is attributable to the relative stability of the industry's audience base, radio's ability to reach targeted demographics and its historical ability to increase its share of overall advertising spending.

        Pervasive Reach.    According to the Radio Advertising Bureau's "Radio Marketing Guide and Fact Book for Advertisers, 2001-2002 Edition", radio reaches 96% of all consumers every week. Consumers on average spend three hours each day, or 44% of their media time from 6 a.m. to 6 p.m., with radio.

        Ability to Reach Target Demographics.    A typical commercial radio station is programmed according to a single format, which may be a variety of music (such as country, rock, adult contemporary, or oldies) or other programming (such as sports or news/talk). A station's format enables it to target a specific segment of listeners sharing certain listening preferences and demographic attributes. As a result, the station is able to market its broadcast time to advertisers seeking to reach that specific audience segment. Furthermore, larger radio operators, which have emerged through consolidation since the enactment of the Telecommunications Act of 1996, have the capability of reaching these specifically targeted demographic groups on both a local basis (through individual stations), regional and a national basis (by aggregating stations that share a particular format).

        Increased Share of Advertising Spending.    Radio advertising has been able to gain market share from other advertising media, including television, newspapers and outdoor advertising. Radio's compound annual growth rate of approximately 8.1% from 1991 through 2001, as described above, exceeded the comparable growth rates of broadcast television, daily newspapers and outdoor advertising revenue, which grew by 3.8%, 3.9% and 7.0%. During that period, radio's share of aggregate advertising revenue grew from 6.5% to 8.5%.

        Mid-Sized Markets.    Approximately 92% of our 2001 revenues were derived from stations located in mid-sized markets, which we define as those ranked 30 to 150 by market revenue. Thirty-two of the 41 markets in which we own and operate stations are mid-sized markets. We believe the market opportunity in mid-sized markets is attractive for several reasons:

        •    Fewer competitive signals and operators.    Mid-sized markets have on average approximately half of the number of radio stations found in larger markets, which we define as those ranked 1 to 29 by market revenue, so we generally face less direct format competition and fewer competitors. This enhances our opportunity to achieve leadership positions and allows our stations to achieve a higher profile in their markets.

        •    Emphasis on local revenue.    Mid-sized markets generally derive a greater portion of their revenue from local, as opposed to national, advertising spending, and generally do not experience significant revenue concentration with individual advertisers. In addition, by developing direct relationships with local advertisers, radio operators in mid-sized markets have the opportunity to develop customized, value-added advertising products for their customers. During 2000 and 2001, local advertising spending was less volatile than national advertising spending, allowing mid-sized market operators to experience greater revenue stability than their larger market peers. According to BIA Financial Network, in 2001, radio advertising industry revenue declined by approximately 5% for mid-sized markets, compared to the approximately 10% decline experienced by larger markets.

        •    Opportunity for acquisitions and further consolidation.    The two largest radio station operators accounted for approximately 29% of total industry revenue in 2001. The next eight largest radio station operators only accounted for approximately 14% of total industry revenue in the same period. We believe the attractive operating characteristics of mid-sized markets, together with the relaxation of radio station ownership limits under the Telecommunications Act and the FCC's rules, continue to offer a significant opportunity for further consolidation within these markets. We believe that mid-sized radio markets provide an opportunity to acquire attractive properties due to the size and fragmented nature of ownership in these markets and due to the greater attention historically given to the larger markets by radio station acquirers.

Competition

        We operate in a highly competitive industry. Our radio stations compete for audiences and advertising revenue directly with other radio stations as well as with other media, such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, the Internet, outdoor advertising and direct mail, within their respective markets. Our audience ratings and market shares are subject to change and any adverse change in a particular market could have a material adverse effect on our revenue in that market and possibly adversely affect our revenue in other markets.

        Our radio stations compete for listeners and advertising revenue directly with other radio stations within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach those listeners. From time to time, competitors may change their stations' format or programming to compete directly with our stations for audiences and advertisers, or may engage in aggressive promotional campaigns, which could result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Audience preferences as to format or programming in a particular market may also shift due to demographic or other reasons.

        Factors that are material to a radio station's competitive position include management experience, the station's audience rank in its local market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations in the market area. We attempt to improve our competitive position in each market by researching stations' programming, implementing advertising and promotional campaigns aimed at the demographic groups for which our stations program and managing our sales efforts to attract a larger share of advertising revenue. We also compete with other radio station groups to purchase additional stations.

        Although the radio broadcasting industry is highly competitive, barriers to entry do exist (which can be mitigated to some extent by, among other things, changing existing radio station formats and upgrading power). The operation of a radio station requires a license or other authorization from the FCC, and the number of radio stations that can operate in a given market is limited by the availability of FM and AM radio frequencies allotted by the FCC to communities in that market. In addition, the FCC's multiple ownership rules have historically limited the number of stations that may be owned and controlled by a single entity in a given market. Changes in the FCC's multiple ownership rules resulting from the Telecommunications Act of 1996 created opportunities for us to acquire and consolidate radio stations in our markets. On November 8, 2001 the FCC announced that it is in the process of examining and that it may amend its rules and policies on ownership and operation of multiple local radio stations in ways that could limit our ability to acquire additional stations in some of our markets. The FCC has established interim rules for the review of pending applications. The FCC is also considering whether to make changes to the rule that has historically limited the common ownership of newspapers and radio stations in the same market. We cannot predict whether the FCC will in fact make any changes to its ownership rules. We also cannot predict what other matters might be considered in the future by the FCC, nor assess in advance what impact these proposals or the changes that may arise may have on our business. For a discussion of FCC regulation and the provisions of the Telecommunications Act of 1996 resulting in rapid consolidation in the radio industry, see "Federal Regulation of Radio Broadcasting."

        The radio broadcasting industry is also subject to technological change, evolving industry standards and the emergence of new media technologies. Several new media technologies have been or are being developed, including the following:

  •
  audio programming by cable television systems, direct broadcast satellite systems, Internet content providers (both landline and wireless) and other digital audio broadcast formats;

  •
  satellite digital audio radio service, which has resulted in the introduction of two new subscriber-based satellite radio services with numerous channels and sound quality equivalent to that of compact discs;

  •
  in-band on-channel digital radio, which could improve the quality of existing AM and FM radio signals, including stations owned by us; and

  •
  low power FM radio, which has resulted in additional FM radio broadcast outlets that are designed to serve small, localized areas.

        The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, including the introduction of new technologies used in the car such as audio cassettes, compact discs and cellular telephones. A growing population, greater use of the automobile and increased commuter times have contributed to this growth. Some of the new technologies, particularly satellite digital audio radio service, will compete for the consumer's attention in the car. We cannot assure you that this historical growth will continue.

Employees

        As of May 22, 2002, we had 2,087 full-time employees and 931 part-time employees. None of these employees is covered by collective bargaining agreements. We consider our relations with our employees generally to be good.

Properties and Facilities

        The types of properties required to support each of our radio stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.

        We currently own studio facilities in 22 of our markets and own transmitter and antenna sites in 40 of our markets. We lease the remaining studio and office facilities, including office space in Las Vegas, Nevada, which is not related to the operations of a particular station, as well as the remaining transmitter and antenna sites. We do not anticipate any significant difficulties in renewing any facility leases or in leasing alternative or additional space, if required. We own substantially all of our other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment.

Legal Proceedings

        Our predecessor company received a civil investigative demand from the Department of Justice on September 27, 1996 requesting information concerning our acquisition of all of the assets of KRST (FM) in Albuquerque, NM on October 9, 1996. The demand requested written answers to interrogatories and the production of documents concerning the radio station market in Albuquerque, in general, and the KRST acquisition, in particular, to enable the Department of Justice to determine, among other things, whether the KRST acquisition would result in excessive concentration in the market. Our predecessor company responded to the demand on November 1, 1996. The Department of Justice requested supplemental information on January 27, 1997. Our predecessor company responded to this request on February 28, 1997. We have not heard anything further concerning this matter since the submission of this response, although the Department of Justice has not formally closed the matter. If the Department of Justice were to proceed with and successfully challenge the KRST acquisition, we may be required to divest one or more of our radio stations in Albuquerque.

        We are subject to other claims and lawsuits arising in the ordinary course of our business. We believe that none of these legal proceedings would have a material adverse impact on our results of operations, cash flows or financial condition.

FEDERAL REGULATION OF RADIO BROADCASTING

Introduction

        Our ownership, operation, purchase and sale of radio stations is regulated by the FCC, which acts under authority derived from the Communications Act. Among other things, the FCC:

  •
  assigns frequency bands for broadcasting;
  •
  determines the particular frequencies, locations, operating powers and other technical parameters of stations;
  •
  issues, renews, revokes and modifies station licenses;
  •
  determines whether to approve changes in ownership or control of station licenses;
  •
  regulates equipment used by stations; and
  •
  adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations.

        The FCC has the power to impose penalties for violations of its rules or the Communications Act, including fines, the grant of abbreviated license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional radio stations.

        The following is a brief summary of some provisions of the Communications Act and of specific FCC regulations and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

License Grant and Renewal

        Radio stations operate under renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. Licenses are renewed through an application to the FCC. A station may continue to operate beyond the expiration date of its license if a timely filed license application is pending. Petitions to deny license renewals can be filed by interested parties, including members of the public. These petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a substantial and material question of fact as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet various requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We are not currently aware of any facts that would prevent the timely renewal of our licenses to operate our radio stations in the ordinary course, although we cannot assure you that all of our licenses will be renewed. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our FCC radio station licenses could have a material adverse effect on our business.

        The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either:

  •
  Class A stations, which operate on an unlimited time basis and are designed to render primary and secondary service over an extended area;
  •
  Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or

  •
  Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power.

        A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the suburban and rural areas immediately contiguous to it. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

        The minimum and maximum facilities requirements for an FM station are determined by its class. Some FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as Class A, B1, C3, B, C2, C1, C0 and C, in order of increasing power and antenna height. The FCC recently adopted a rule that subjects Class C FM stations to involuntary downgrades to Class C0 in various circumstances if they do not meet certain antenna height specifications. One of our stations has recently been downgraded, but the downgrade has no effect on the station's existing signal. We have several applications currently pending to upgrade the facilities of various of our stations.

        The following table sets forth the metropolitan market served (the city of license may differ), call letters, FCC license classification, frequency, power and FCC license expiration date of each of the stations that we own. Our wholly owned subsidiary, Citadel Broadcasting Company, holds our licenses. Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during the nighttime broadcasting hours, which results in reducing the radio station's coverage during the nighttime hours of operation. Both power ratings are shown. For FM stations, the maximum effective radiated power (ERP) in the main lobe is given.

MARKET	STATION	FCC CLASS	HAAT IN METERS	(ERP) IN KILOWATTS (DAY/NIGHT)	FREQUENCY	EXPIRATION DATE OF LICENSE
Albuquerque, NM	KBZU (FM)	C	1260	17.5	96.3 MHz	10/1/2005
	KKOB (AM)	B	N/A	50	770 kHz	10/1/2005
	KKOB-FM	C	1265	20	93.3 MHz	10/1/2005
	KMGA (FM)	C	1259	19.5	99.5 MHz	10/1/2005
	KNML (AM)	B	N/A	5	610 kHz	10/1/2005
	KRST (FM)	C	1268	22	92.3 MHz	10/1/2005
	KTBL (AM)	B	N/A	5	1050 kHz	10/1/2005
	KTZO (FM)	C	1276	20.5	103.3 MHz	10/1/2005
Allentown/Bethlehem, PA	WCTO (FM)	B	152	50	96.1 MHz	8/1/2006
	WLEV (FM)	B	327	10.9	100.7 MHz	8/1/2006
Augusta/Waterville, ME	WEBB (FM)	C1	93	61	98.5 MHz	4/1/2006
	WEZW (AM)	C	N/A	1	1400 kHz	4/1/2006
	WMME-FM	B	152	50	92.3 MHz	4/1/2006
	WTVL (AM)	C	N/A	1	1490 kHz	4/1/2006
Baton Rouge, LA	KOOJ (FM)	C1	296	100	93.7 MHz	6/1/2004
	KQXL-FM	C2	148	50	106.5 MHz	6/1/2004
	WBBE (FM)	C	306	100	103.3 MHz	6/1/2004
	WEMX (FM)	C1	299	100	94.1 MHz	6/1/2004
	WIBR (AM)	B	N/A	5.0/1.0	1300 kHz	6/1/2004
	WXOK (AM)	B	N/A	5.0/1.0	1460 kHz	6/1/2004
Binghamton, NY	WAAL (FM)	B	332	7.1	99.1 MHz	6/1/2006
	WHWK (FM)	B	292.6	10	98.1 MHz	6/1/2006
	WNBF (AM)	B	N/A	5	1290 kHz	6/1/2006
	WWYL (FM)	A	254	0.93	104.1 MHz	6/1/2006
	WYOS (AM)	B	N/A	5/0.5	1360 kHz	6/1/2006

Birmingham, AL	WAPI (AM)	B	N/A	50.0/10.0	1070 kHz	4/1/2004
	WJOX (AM)	B	N/A	50.0/0.50	690 kHz	4/1/2004
	WRAX (FM)	C	377	100	107.7 MHz	4/1/2004
	WYSF (FM)	C	309	100	94.5 MHz	4/1/2004
	WZRR (FM)	C	309	100	99.5 MHz	4/1/2004
Bloomington, IL	WBNQ (FM)	B	142	50	101.5 MHz	12/1/2004
	WBWN (FM)	B1	100	25	104.1 MHz	12/1/2004
	WJBC (AM)	C	N/A	1	1230 kHz	12/1/2004
Boise, ID	KBOI (AM)	B	N/A	50	670 kHz	10/1/2005
	KIZN (FM)	C	828	48	92.3 MHz	10/1/2005
	KKGL (FM)	C	828	48	96.9 MHz	10/1/2005
	KQFC (FM)	C	828	48	97.9 MHz	10/1/2005
	KZMG (FM)	C	828	48	93.1 MHz	10/1/2005
Buffalo, NY	WEDG (FM)	B	106	49	103.3 MHz	6/1/2006
	WGRF (FM)	B	217	24	96.9 MHz	6/1/2006
	WHLD (AM)	B	N/A	5.0/0.144	1270 kHz	6/1/2006
	WHTT-FM	B	118	50	104.1 MHz	6/1/2006
	WMNY (AM)	D	N/A	1	1120 kHz	6/1/2006
Charleston, SC	WMGL (FM)	C3	128.9	6.5	101.7 MHz	12/1/2003
	WNKT (FM)	C	299.9	100	107.5 MHz	12/1/2003
	WSSX-FM	C0	305	100	95.1 MHz	12/1/2003
	WSUY (FM)	C	539.5	99	96.9 MHz	12/1/2003
	WTMA (AM)	B	N/A	5.0/1.0	1250 kHz	12/1/2003
	WTMZ (AM)	B	N/A	0.5	910 kHz	12/1/2003
	WWWZ (FM)	C2	150	50	93.3 MHz	12/1/2003
	WXTC (AM)	B	N/A	5	1390 kHz	12/1/2003
Chattanooga, TN	WGOW (AM)	B	N/A	5.0/1.0	1150 KHz	8/1/2004
	WGOW-FM	A	87	6	102.3 MHz	8/1/2004
	WOGT (FM)	C3	295	2.85	107.9 MHz	8/1/2004
	WSKZ (FM)	C	329	100	106.5 MHz	8/1/2004
Colorado Springs, CO	KKFM (FM)	C	698	71	98.1 MHz	4/1/2005
	KKMG (FM)	C	695	57	98.9 MHz	4/1/2005
	KSPZ (FM)	C	670	60	92.9 MHz	4/1/2005
	KUBL (AM)	B	N/A	5/1	740 kHz	4/1/2005
	KVOR (AM)	B	N/A	3.3/1.5	1300 kHz	4/1/2005
Columbia, SC	WISW (AM)	B	N/A	5.0/2.5	1320 kHz	12/1/2003
	WLXC (FM)	A	100	6	98.5 MHz	12/1/2003
	WOMG (FM)	A	94	6	103.1 MHz	12/1/2003
	WTCB (FM)	C1	240	100	106.7 MHz	12/1/2003
Flint, MI	WFBE (FM)	B	74	50	95.1 MHz	10/1/2004
	WTRX (AM)	B	N/A	5.0/1.0	1330 kHz	10/1/2004
Grand Rapids, MI	WBBL (AM)	C	N/A	1	1340 kHz	10/1/2004
	WKLQ (FM)	B	152	50	94.5 MHz	10/1/2004
	WLAV-FM	B	149	50	96.9 MHz	10/1/2004
	WODJ (FM)	B	150	50	107.3 MHz	10/1/2004
Harrisburg/Carlisle/York, PA	WCAT-FM	B	283	14	106.7 MHz	8/1/2006
	WHYL (AM)	B	N/A	5	960 kHz	8/1/2006
	WQXA (AM)	B	N/A	1/0.033	1250 kHz	8/1/2006
	WQXA-FM	B	215	25.1	105.7 MHz	8/1/2006
	WRKZ-FM	A	100	3	102.3 MHz	8/1/2006
Ithaca, NY	WIII (FM)	B	223	23.5	99.9 MHz	6/1/2006
	WKRT (AM)	B	N/A	1.0/0.50	920 kHz	6/1/2006

Johnson City/Kingsport/Bristol, TN	WGOC (AM)	B	N/A	10.0/0.81	640 kHz	8/1/2004
	WJCW (AM)	B	N/A	5.0/1.0	910 kHz	8/1/2004
	WKIN (AM)	B	N/A	5.0/0.50	1320 kHz	8/1/2004
	WKOS (FM)	A	150	2.75	104.9 MHz	8/1/2004
	WQUT (FM)	C	457	99	101.5 MHz	8/1/2004
Knoxville, TN	WIVK-FM	C	626	91	107.7MHz	8/1/2004
	WNOX (AM)	B	N/A	10	990 kHz	8/1/2004
	WNOX-FM	A	100	6	99.1 MHz	8/1/2004
	WYIL-FM	C3	174	8	98.7 MHz	8/1/2004
Kokomo, IN	WWKI (FM)	B	143.3	50	100.5 MHz	8/1/2004
Lafayette, LA	KDYS (AM)	B	N/A	10.0/0.5	1520 kHz	6/1/2004
	KFXZ (FM)	A	151	2.6	106.3 MHz	6/1/2004
	KNEK (AM)	B	N/A	0.25	1190 kHz	6/1/2004
	KNEK-FM	C3	100	25	104.7 MHz	6/1/2004
	KRRQ (FM)	C2	135	50	95.5 MHz	6/1/2004
	KSMB (FM)	C	329	100	94.5 MHz	6/1/2004
	KVOL (AM)	B	N/A	5.0/1.0	1330 kHz	6/1/2004
	KVOL-FM	A	132	3.4	105.9 MHz	6/1/2004
Lansing/East Lansing, Ml	WFMK (FM)	B	183	28	99.1 MHz	10/1/2004
	WITL-FM	B	196	26.5	100.7 MHz	10/1/2004
	WJIM (AM)	C	N/A	0.89	1240 kHz	10/1/2004
	WJIM-FM	B	156	45	97.5 MHz	10/1/2004
	WMMQ (FM)	B	150	50	94.9 MHz	10/1/2004
	WVFN (AM)	D	N/A	0.50/0.05	730 kHz	10/1/2004
Little Rock, AR	KAAY (AM)	A	N/A	50	1090 kHz	6/1/2004
	KAFN (FM)	A	100	6	102.5 MHz	6/1/2004
	KARN (AM)	B	N/A	5	920 kHz	6/1/2004
	KARN-FM	A	100	3	102.5 MHz	6/1/2004
	KIPR (FM)	C1	286	100	92.3 MHz	6/1/2004
	KKRN (FM)	A	100	6	101.7 MHz	6/1/2004
	KLAL (FM)	C2	95	50	107.7 MHz	6/1/2004
	KLIH (AM)	B	N/A	2.0/1.2	1250 kHz	6/1/2004
	KOKY (FM)	A	118	4.1	102.1 MHz	6/1/2004
	KURB (FM)	C	392	99	98.5 MHz	6/1/2004
	KVLO (FM)	C2	150	50	102.9 MHz	6/1/2004
Modesto, CA	KATM (FM)	B	152	50	103.3 MHz	12/1/2005
	KDJK (FM)	A	624	0.071	103.9 MHz	12/1/2005
	KESP (AM)	B	N/A	1	970 kHz	12/1/2005
	KHKK (FM)	B	152	50	104.1 MHz	12/1/2005
	KHOP (FM)	B	193	29.5	95.1 MHz	12/1/2005
Muncie, IN	WMDH (AM)	B	N/A	0.25	1550 kHz	8/1/2004
	WMDH-FM	B	152.4	50	102.5 MHz	8/1/2004
Nashville, TN	WGFX (FM)	C1	399.9	49	104.5 MHz	8/1/2004
	WKDF (FM)	C	375.8	100	103.3 MHz	8/1/2004
New Bedford, MA	WBSM (AM)	B	N/A	5.0/1.0	1420 kHz	4/1/2006
	WFHN (FM)	A	106	2.4	107.1 MHz	4/1/2006
New London, CT	WQGN-FM	A	84	3	105.5 MHz	4/1/2006
	WSUB (AM)	D	N/A	1.0/0.072	980 kHz	4/1/2006
	WUXL (FM)	A	100	3	102.3 MHz	4/1/2006
Oklahoma City, OK	KATT-FM	C	363	97	100.5 MHz	6/1/2005
	KKWD (FM)	A	96	6	97.9 MHz	6/1/2005
	KQBL (FM)	A	100	6	104.9MHz	6/1/2005
	KYIS (FM)	C	335.3	100	98.9 MHz	6/1/2005
	WWLS (AM)	B	N/A	5.0/1.0	640 kHz	6/1/2005

Portland, ME	WBLM (FM)	C	436	100	102.9 MHz	4/1/2006
	WCLZ (FM)	B	122	48	98.9 MHz	4/1/2006
	WCYl (FM)	B	193	27.5	93.9 MHz	4/1/2006
	WCYY (FM)	B1	147	11.5	94.3 MHz	4/1/2006
	WHOM (FM)	C	1140.9	48	94.9 MHz	4/1/2006
	WJBQ (FM)	B	271.3	16	97.9 MHz	4/1/2006
Portsmouth/Dover/Rochester, NH	WOKQ (FM)	B	150	50	97.5 MHz	4/1/2006
	WPKQ (FM)	C	1181	21.5	103.7 MHz	4/1/2006
	WSAK (FM)	A	100	3	102.1 MHz	4/1/2006
	WSHK (FM)	A	113.1	2.2	105.3 MHz	4/1/2006
Presque Isle, ME	WBPW (FM)	C1	131	100	96.9 MHz	4/1/2006
	WCRQ (FM)	C1	139	100	102.9 MHz	4/1/2006
	WOZI (FM)	C2	368	7.9	101.9 MHz	4/1/2006
	WQHR (FM)	C	390	95	96.1 MHz	4/1/2006
Providence, RI	WPRO (AM)	B	N/A	5	630 kHz	4/1/2006
	WPRO-FM	B	168	39	92.3 MHz	4/1/2006
	WSKO (AM)	B	N/A	5	790 kHz	4/1/2006
	WSKO-FM	A	163	2.3	99.7 MHz	4/1/2006
	WWLI (FM)	B	152	50	105.1 MHz	4/1/2006
	WZRl (FM)	A	200	1.55	100.3 MHz	4/1/2006
Reno, NV	KBUL-FM	C	699	72	98.1 MHz	10/1/2005
	KKOH (AM)	B	N/A	50	780 kHz	10/1/2005
	KNEV (FM)	C	695	60	95.5 MHz	10/1/2005
	KNHK (FM)	C	809	44.7	92.9 MHz	10/1/2005
Saginaw/Bay City, Ml	WHNN (FM)	C	311	100	96.1 MHz	10/1/2004
	WILZ (FM)	A	126	2.9	104.5 MHz	10/1/2004
	WIOG (FM)	B	244	86	102.5 MHz	10/1/2004
	WKQZ (FM)	C2	169	39.2	93.3 MHz	10/1/2004
	WYLZ (FM)	A	151	2.6	100.9 MHz	10/1/2004
Salt Lake City, UT	KBEE (AM)	B	N/A	10.0/0.195	860 kHz	10/1/2005
	KBEE-FM	C	894	40	98.7 MHz	10/1/2005
	KBER (FM)	C	1140	25	101.1 MHz	10/1/2005
	KENZ (FM)	C	869	43	107.5 MHz	10/1/2005
	KFNZ (AM)	B	N/A	5	1320 kHz	10/1/2005
	KJQS (AM)	C	N/A	1	1230 kHz	10/1/2005
	KUBL-FM	C	1140	26	93.3 MHz	10/1/2005
Spokane, WA	KAEP (FM)	C	582	100	105.7 MHz	2/1/2006
	KDRK (AM)	B	N/A	5	1050 kHz	2/1/2006
	KDRK-FM	C	725	52	93.7 MHz	2/1/2006
	KEYF-FM	C	490	100	101.1 MHz	2/1/2006
	KGA (AM)	A	N/A	50	1510 kHz	2/1/2006
	KJRB (AM)	B	N/A	5	790 kHz	2/1/2006
	KYWL (FM)	C2	432	5.5	103.9 MHz	2/1/2006
Syracuse, NY	WAQX-FM	B1	91	25	95.7 MHz	6/1/2006
	WLTI (FM)	A	61	4	105.9 MHz	6/1/2006
	WNSS (AM)	B	N/A	5	1260 kHz	6/1/2006
	WNTQ (FM)	B	201	97	93.1 MHz	6/1/2006
Tucson, AZ	KCUB (AM)	B	N/A	1	1290 kHz	10/1/2005
	KHYT (FM)	C	620	82	107.5 MHz	10/1/2005
	KIIM-FM	C	621	90	99.5 MHz	10/1/2005
	KOAZ (FM)	A	93	6	97.5 MHz	10/1/2005
	KTUC (AM)	C	N/A	1	1400 kHz	10/1/2005

Tyler/Longview, TX	KDOK (FM)	C3	135	9.6	92.1 MHz	8/1/2005
	KEES (AM)	B	N/A	5.0/1.0	1430 kHz	8/1/2005
	KGLD (AM)	D	N/A	1.0/0.077	1330 kHz	8/1/2005
	KTBB (AM)	B	N/A	5.0/2.5	600 kHz	8/1/2005
	KYZS (AM)	C	N/A	1	1490 kHz	8/1/2005
Wilkes-Barre/Scranton, PA	WARM (AM)	B	N/A	5	590 kHz	8/1/2006
	WAZL (AM)	C	N/A	1	1490 kHz	8/1/2006
	WBHT (FM)	A	336	0.5	97.1 MHz	8/1/2006
	WBSX (FM)	B	222	19.5	97.9 MHz	8/1/2006
	WCWI (FM)	A	235	1.1	94.3 MHz	8/1/2006
	WCWQ (FM)	A	207	1.45	93.7 MHz	8/1/2006
	WCWY (FM)	A	354	0.235	107.7 MHz	8/1/2006
	WEMR (AM)	B	N/A	5.0/1.0	1460 kHz	8/1/2006
	WEOZ (FM)	A	308	0.3	95.7 MHz	8/1/2006
	WKJN (AM)	B	N/A	5.0/.037	1440 kHz	8/1/2006
	WMGS (FM)	B	422	5.3	92.9 MHz	8/1/2006
Worcester, MA	WAHL (FM)	A	124	1.85	99.9 MHz	4/1/2006
	WCAT (AM)	D	N/A	2.5	700 kHZ	4/1/2006
	WORC-FM	A	125	1.87	98.9 MHz	4/1/2006
	WWFX (FM)	A	146	2.85	100.1 MHz	4/1/2006
	WXLO (FM)	B	172	37	104.5 MHz	4/1/2006

Transfers or Assignments of Licenses

        The Communications Act prohibits the assignment of a broadcast license or transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant approval, the FCC considers a number of factors pertaining to the licensee (and proposed licensee), including:

  •
  compliance with the various rules limiting common ownership of media properties in a given market, as well as the level of local advertising revenue market concentration that would result from the proposed transaction;
  •
  the "character" of the licensee and those persons holding "attributable" interests in the licensee; and
  •
  compliance with the Communications Act's limitations on alien ownership, as well as compliance with other FCC regulations and policies.

        To obtain FCC consent to assign a broadcast license or transfer control of a broadcast licensee, appropriate applications must be filed with the FCC. If the application involves a "substantial change" in ownership or control, the application must be placed on public notice for not less than 30 days during which time interested parties, including listeners, advertisers and competitors, may file petitions to deny or other objections against the application. These types of petitions are filed from time to time with respect to proposed acquisitions. Informal objections to assignment and transfer of control applications may be filed at any time up until the FCC acts on the application. Once the FCC staff grants an application, interested parties may seek reconsideration of that grant for 30 days, after which time the FCC may for another ten days reconsider the grant of the FCC staff on the FCC's own motion. If the application does not involve a "substantial change" in ownership or control, it is a "pro forma" application. The "pro forma" application is nevertheless subject to having informal objections filed against it. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application.

Multiple Ownership Rules

        The FCC rules impose specific limits on the number of commercial radio stations an entity can own in a particular geographic area. These local radio ownership rules preclude us from acquiring certain stations we might otherwise seek to acquire. The rules also effectively prevent us from selling stations in an area to a buyer that has reached its ownership limit in the market unless the buyer divests other stations. The local radio ownership rules are as follows:

  •
  in markets with 45 or more commercial radio stations, ownership is limited to eight commercial stations, no more than five of which can be either AM or FM;
  •
  in markets with 30 to 44 commercial radio stations, ownership is limited to seven commercial stations, no more than four of which can be either AM or FM;
  •
  in markets with 15 to 29 commercial radio stations, ownership is limited to six commercial stations, no more than four of which can be either AM or FM; and
  •
  in markets with 14 or fewer commercial radio stations, ownership is limited to five commercial stations or no more than 50% of the market's total, whichever is lower, and no more than three of which can be either AM or FM.

        In addition to determining whether a proposed acquisition will comply with its local radio ownership rule, the FCC also considers the potential competitive effect of various transactions that otherwise comply with the FCC's ownership limits. On November 8, 2001, the FCC issued a notice of proposed rule making regarding its rules and policies on ownership and operation of multiple local radio stations. The FCC indicated that it was undertaking a comprehensive examination of its local radio ownership rules and policies in order to develop a framework that will be more responsive to current marketplace realities while continuing to address its public interest concern of promoting diversity and competition. Pending a decision on the proposed rulemaking proceeding, the FCC adopted interim rules to review assignment and transfer of control applications. Under the interim rules, the FCC will screen any application that proposes a radio station combination that would provide one station group with 50% or more, or two station groups with 70% or more, of the radio advertising revenue share in the relevant market. The FCC will presume that an application that falls below the screen will not raise competition concerns. Conversely, the FCC will invite public comment on screened applications and consider the potential competitive impact of these proposals before acting upon them. In a few instances, the FCC has delayed action on applications subject to the screen for several years. In one instance, the FCC has refused to grant the application until it completes the rulemaking proceeding on the underlying local radio ownership rules. The FCC has announced, however, that it intends to expedite its review of screened applications in the future.

        It is possible that the FCC will impose new ownership limits, rather than relax its ownership rules further, as a result of the pending rule making proceeding on the local radio ownership rules. If the FCC tightens its rules, we may be required to divest one or more stations in certain markets unless the FCC exempts existing combinations from the new rules (i.e., "grandfathers" existing ownership), which is one of the possibilities the FCC is considering. We would not be permitted, however, to transfer or acquire a grandfathered combination.

        In addition to the limits on the number of radio stations that a single owner may own in a particular geographic market, the FCC also has cross-ownership rules that limit or prohibit radio station ownership by the owner of television stations or a newspaper in the same market. The radio/television cross-ownership rule permits a single owner to own up to two television stations, consistent with the FCC's rules on common ownership of television stations, and one radio station in all markets. An owner can own additional radio stations, subject to local ownership limits for the market, as follows:

  •
  in markets where 20 or more media voices (as defined by the FCC) will remain, an owner may own an additional five radio stations, or, if the owner only has one television station (but is permitted to own two television stations in the market), an additional six radio stations; and
  •
  in markets where ten media voices will remain, an owner may own an additional three radio stations.

A "media voice" generally includes each independently owned, full power television and radio station and each daily, English-language newspaper that has a circulation exceeding 5% of the households in the designated market area (DMA) as defined by Nielsen Media Research, plus one voice for all cable television systems operating in the market.

        The FCC's broadcast/newspaper cross-ownership rule prohibits the same owner from owning either a radio or television broadcast station and a daily newspaper in the same geographic market. In September 2001, the FCC initiated a rulemaking proceeding in which it is considering repeal or modification of the broadcast/newspaper cross ownership rule.

        The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations directly or indirectly controlling broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock are generally attributable. In addition, some passive investors are attributable only if they hold 20% or more of the corporation's voting stock. However, all minority shareholder interests (other than interests subject to the debt/equity rule discussed in the next paragraph) are exempt from attribution if a single shareholder controls a majority of the voting shares in the corporation. Although the FCC had previously revoked the single majority shareholder exemption, on December 3, 2001, following a court decision that found the FCC's elimination of the exemption in the context of the FCC's cable ownership attribution rules to be arbitrary and capricious, the FCC suspended enforcement of the elimination of the exemption pending the outcome of a rulemaking to reconsider this matter.

        Notwithstanding the presence of a single majority shareholder, the FCC will attribute the interests of various creditors or investors in a corporation under the so-called "debt/equity plus" rule. Under this rule, a major programming supplier or a same-market owner will be treated as an attributable owner of a station if the supplier or owner holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. A major programming supplier includes any programming supplier that provides more than 15% of the station's weekly programming hours. A same-market owner includes any attributable owner of a media company, including broadcast stations, cable television, and newspapers, located in the same market as the station, but only if the owner is attributable under an FCC attribution rule other than the equity-debt-plus rule.

        The attribution rules could limit the number of radio stations we may acquire or own in any market and may also limit the ability of various potential buyers of stations owned by us from being able to purchase some or all of the stations that they might otherwise wish to purchase from us. To address the possibility that attributable interests held by minority shareholders could limit our ability to acquire stations, our certificate of incorporation provides that our capital stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the FCC's ownership rules.

Alien Ownership Rules

        The Communications Act prohibits the issuance or holding of broadcast licenses by aliens, including any corporation if more than 20% of its capital stock is collectively owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens, if the FCC finds that the prohibition is in the public interest. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such affirmative findings only in limited circumstances. These restrictions apply in similar fashion to other forms of businesses and organizations, including partnerships and limited liability companies. Our certificate of incorporation provides that our capital stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the Communications Act or FCC regulations or prevent the loss of any of our FCC licenses.

Time Brokerage

        Over the years, a number of radio stations have entered into what have commonly been referred to as time brokerage agreements or local marketing agreements. While these agreements may take varying forms, under a typical time brokerage agreement, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these arrangements, separately owned stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each station maintain independent control over the programming and operations of its own station. One typical type of time brokerage agreement is a programming agreement between two separately owned radio stations serving a common service area, whereby the licensee of one station provides substantial portions of the broadcast programming for airing on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during those program segments.

        The FCC's rules provide that a radio station that brokers more than 15% of its weekly broadcast time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market where we own a radio station, we would not be permitted to enter into a time brokerage agreement with another local radio station in the same market that we could not own under the local ownership rules, unless our programming on the brokered station constituted 15% or less of the other local station's programming time on a weekly basis. FCC rules also prohibit a radio station from duplicating more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) directly or through a time brokerage agreement where the brokered and brokering stations that it owns or programs serve substantially the same area.

Programming and Operation

        The Communications Act requires broadcasters to serve the public interest. Since 1981, the FCC gradually has relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of types of programming responsive to the needs of a station's community of license. However, licensees continue to be required to present programming that is responsive to community problems, needs and interests and to maintain records demonstrating responsiveness. Complaints from listeners concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, although listener complaints may be filed and considered at any time and must be maintained in the station's public file.

        Stations also must pay regulatory and application fees and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, the advertisement of casinos and lotteries, sponsorship identification and technical operations, including limits on radio frequency radiation.

        The FCC has adopted rules prohibiting employment discrimination by broadcast stations on the basis of race, religion, color, national origin, and gender; and requiring broadcasters to implement programs to promote equal employment opportunities (EEO) at their stations. The rules generally require broadcast stations to disseminate information about job openings widely so that all qualified applicants, including minorities and women, have an adequate opportunity to compete for the job. Broadcasters may fulfill this requirement by sending the station's job vacancy information to organizations that request it, participating in community outreach programs or designing an alternative recruitment program. These rules were suspended at the beginning of 2001 in response to a January 16, 2001 decision of the Court of Appeals for the District of Columbia that vacated the rules. On December 13, 2001, the FCC sought comments on new proposed EEO rules. The proposed rules require broadcasters to widely disseminate information about job openings to all segments of the community to ensure that all qualified applicants have sufficient opportunity to apply for the job. The proposed rules require sending job vacancy announcements to recruitment organizations and selecting from a menu of non-vacancy specific outreach approaches such as job fairs, internship programs, and interaction with educational and community groups. Also, the proposed rules would require that (1) broadcasters file an annual EEO report with the FCC detailing their outreach efforts, (2) broadcasters with ten or more full-time employees must file a statement with the FCC certifying compliance with the EEO rules in the fourth year of the license term and (3) broadcasters file employment information with the FCC annually for statistical purposes. Until the FCC has issued final rules, the impact of the pending EEO rules are unclear.

        The FCC has issued a decision holding that a broadcast station may not deny a candidate for federal political office a request for broadcast advertising time solely on the grounds that the amount of time requested is not the standard length of time which the station offers to its commercial advertisers. This decision is currently being reconsidered by the FCC. The effect that this FCC decision will have on our programming and commercial advertising is uncertain at this time.

        Periodically, we may be required to obtain special temporary authority (STA) from the FCC to operate one or more of the stations in a manner different from the licensed parameters so that we can complete scheduled construction or maintenance or so that we may repair damaged or broken equipment without interrupting service. We are currently operating some stations under STAs in the ordinary course of business.

        In the ordinary course of business, we have received complaints or the FCC has initiated inquiries about whether we have broadcast indecent programming or violated technical requirements.

Proposed and Recent Changes

        Congress and the FCC may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our radio stations, result in the loss of audience share and advertising revenue for our radio stations, and affect our ability to acquire additional radio stations or finance acquisitions. These matters include:

  •
  changes in the FCC's ownership rules and policies, including changes to the local radio ownership rules and the limitations on the cross-ownership of radio and other media (see "—Multiple Ownership Rules");
  •
  proposals to increase regulatory fees or to impose spectrum use or other fees on FCC licensees;
  •
  technical and frequency allocation matters and changes to broadcast technical requirements;
  •
  proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

  •
  streaming fees for radio;
  •
  proposals to limit the tax deductibility of advertising expenses by advertisers;
  •
  restatement in revised form of FCC's equal employment opportunity rules and revision to rules relating to political broadcasting; and
  •
  proposals to regulate or prohibit payments to stations by independent record promoters.

        The FCC currently is considering standards for evaluating, authorizing, and implementing terrestrial digital audio broadcasting technology, including In-Band On-ChannelTM technology, for radio stations. Digital audio broadcasting's advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. In-Band On-ChannelTM technology would permit radio stations to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what regulations the FCC will adopt regarding digital audio broadcasting or In-Band On-ChannelTM technology and what effect these regulations would have on our business or the operations of our radio stations.

        On January 20, 2000, the FCC voted to adopt rules creating a new low power FM radio service. The new low power stations will operate at a maximum power of between ten and 100 watts in the existing FM commercial and non-commercial band. Low power stations may be used by governmental and non-profit organizations to provide noncommercial educational programming or public safety and transportation radio services. No existing broadcaster or other media entity will be permitted to have an ownership interest or enter into any program or operating agreement with any low power FM station. During the first two years of the new service, applicants must be based in the area that they propose to serve. Applicants will not be permitted to own more than one station nationwide during the initial two-year period. After the initial two-year period, entities will be allowed to own up to five stations nationwide, and after three years, the limit will be raised to ten stations nationwide. A single person or entity may not own two low power stations whose transmitters are less than seven miles from each other. The authorizations for the new stations will not be transferable. In April 2001, the FCC adopted a third channel interference protection standard, and prohibited any applicant from obtaining a low power FM station who has previously operated a station without a license. The FCC has accepted applications for new, low power FM stations and issued permits and some licenses.

        At this time it is difficult to assess the competitive impact of these new stations. Although the new low power stations must comply with certain technical requirements aimed at protecting existing FM radio stations from interference, we cannot be certain of the level of interference that low power stations will cause after they begin operating. Moreover, if low power FM stations are licensed in the markets in which we operate, the low power stations may compete with us for listeners and advertisers. The low power stations may also limit our ability to obtain new licenses or to modify our existing facilities, or cause interference to areas of existing service that are not protected by the FCC's rules, any of which may have a material adverse effect on our business.

        Finally, the FCC has adopted procedures for the auction of broadcast spectrum in circumstances where two or more parties have filed for new or major change applications that are mutually exclusive. These procedures may limit our efforts to modify or expand the broadcast signals of our stations.

        We cannot predict what other matters might be considered in the future by the FCC or Congress, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Federal Antitrust Considerations

        The Federal Trade Commission and the Department of Justice, which evaluate transactions to determine whether those transactions should be challenged under the federal antitrust laws, have been increasingly active recently in their review of radio station acquisitions, particularly where an operator proposes to acquire additional stations in its existing markets.

        For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, require the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. During the initial 30-day period after the filing, the agencies decide which of them will investigate the transaction. If the investigating agency determines that the transaction does not raise significant antitrust issues, then it will either terminate the waiting period or allow it to expire after the initial 30 days. On the other hand, if the agency determines that the transaction requires a more detailed investigation, then, at the conclusion of the initial 30-day period, it will issue a formal request for additional information. The issuance of a formal request extends the waiting period until the 20th calendar day after the date of substantial compliance by all parties to the acquisition. Thereafter, the waiting period may only be extended by court order or with the consent of the parties. In practice, complying with a formal request can take a significant amount of time. In addition, if the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including persuading the agency that the proposed acquisition would not violate the antitrust laws, restructuring the proposed acquisition, divestiture of other assets of one or more parties, or abandonment of the transaction. These discussions and negotiations can be time consuming, and the parties may agree to delay completion of the acquisition during their pendency.

        At any time before or after the completion of a proposed acquisition, the Federal Trade Commission or the Department of Justice could take action under the antitrust laws as it considers necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business or other assets acquired. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the Federal Trade Commission or the Department of Justice under the antitrust laws before or after completion. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

        As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that commencement of operations under time brokerage agreements, local marketing agreements, joint sales agreements and other similar agreements customarily entered into in connection with radio station transfers prior to the expiration of the waiting period under the Hart-Scott-Rodino Act could violate the Hart-Scott-Rodino Act. In connection with acquisitions subject to the waiting period under the Hart-Scott-Rodino Act, so long as the Department of Justice policy on the issue remains unchanged, we would not expect to commence operation of any affected station to be acquired under a time brokerage agreement, local marketing agreement or similar agreement until the waiting period has expired or been terminated.

MANAGEMENT

Directors, Executive Officers and Other Significant Personnel

        The following sets forth information regarding our directors, executive officers and other significant personnel as of June 4, 2002. Each of our executive officers holds an identical position with Citadel Broadcasting Company, our wholly owned operating subsidiary:

Name	Age	Position
Farid Suleman	50	Chief Executive Officer and Chairman of the Board (Class III)
D. Robert Proffitt	50	President and Chief Operating Officer
Donna L. Heffner	43	Executive Vice President, Chief Financial Officer and Secretary
Randy L. Taylor	39	Vice President—Finance
Thomas P. Garry	40	Regional President
John King	52	Regional President
Wayne P. Leland	37	Regional Vice President and General Manager of New Bedford
J. Anthony Forstmann	64	Director (Class I)
Theodore J. Forstmann	62	Director (Class III)
Gordon A. Holmes	33	Director (Class II)
Sandra J. Horbach	41	Director (Class II), Vice President and Assistant Secretary
Michael A. Miles.	62	Director (Class III)

        Farid Suleman is our Chairman of the Board and Chief Executive Officer. Mr. Suleman joined us in March 2002. Prior to joining us, from February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., one of the largest radio and outdoor advertising companies in the United States. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. Mr. Suleman was named Senior Vice President, Finance of CBS in August 1998 and Senior Vice President and Chief Financial Officer of the CBS Station Group in June 1997. Mr. Suleman is a director of Westwood One, Inc. and was also Westwood One's Executive Vice President and Chief Financial Officer from February 1994 to March 2002. Mr. Suleman has also been a special limited partner of Forstmann Little & Co. since March 2002.

        D. Robert Proffitt is our President and Chief Operating Officer. He first joined us in 1988 when he began as General Manager of KKFM (FM) in Colorado Springs. Mr. Proffitt served as President of the Central Region for Citadel Broadcasting Company from June 1997 to October 1998, and became President and Chief Operating Officer of Citadel Broadcasting Company in October 1998.

        Donna L. Heffner is our Executive Vice President, Chief Financial Officer and Secretary. Ms. Heffner first joined us in 1988 when she began as Controller. From 1993 to 1999, she served as Treasurer of our predecessor company. Ms. Heffner became a Vice President of our predecessor company in 1997 and an Executive Vice President of our predecessor company in 2000.

        Randy L. Taylor is our Vice President—Finance. Mr. Taylor joined us in April 1999. In January 2001, he was named Vice President—Finance of our predecessor company. Prior to joining us, Mr. Taylor served as Controller of Aladdin Gaming Holding, LLC from July 1998 to April 1999. From October 1994 to June 1998, he was employed by Showboat Operating Company in various capacities, including Vice President—Taxation.

        Thomas P. Garry is a Regional President. Mr. Garry joined us in May 2001. Mr. Garry has over 17 years in large market station management, sales and programming experience. From May 2000 to May 2001, Mr. Garry was Vice President and General Manager of PeopleNet Communications, a developer of location devices primarily serving the trucking industry. From 1998 to April 2000, he served as a Regional Executive Vice President and Regional Sales Vice President for AMFM, Inc. From 1997 to 1998, he served as a Vice President and General Manager of Chancellor Media Corp.'s KQQL-FM in Minneapolis-St. Paul. From 1995 to 1998, he also served as Director of Sales for Chancellor Media's seven-station Minneapolis cluster.

        John King is a Regional President. Mr. King joined us in January 2002. From September 2000 to September 2001, Mr. King served as Senior Vice President of Regional Operations for Clear Channel Communications. From 1992 to August 2000, he held management positions in Regional Management, General Management, Programming and Operations with Capstar Communications, Inc. AMFM Inc. and SFX Broadcasting. Mr. King's legal name is French J. Damewood but he is more commonly known as John King.

        Wayne P. Leland is a Regional Vice President and General Manager of the New Bedford market. Mr. Leland joined us in April 2000 when Citadel Communications acquired Spring Broadcasting Co. and he currently serves as Regional Vice President, overseeing five markets with 17 stations. Mr. Leland has been active in the radio industry since 1986. Prior to joining us, Mr. Leland was the Chief Operating Officer for Spring Broadcasting Co. from 1997 to 2000.

        J. Anthony Forstmann has been a Director since 2001. He has been a Managing Director of J.A. Forstmann & Co., a merchant banking firm, since October 1987. In 1968, he co-founded Forstmann-Leff Associates, an institutional money management firm with $6 billion in assets. He is a special limited partner of Forstmann Little & Co. He is also a director of Community Health Systems, Inc. He is the brother of Theodore J. Forstmann.

        Theodore J. Forstmann has been a Director since 2001. He has been a general partner of FLC XXIX Partnership, L.P. since he co-founded Forstmann Little & Co. in 1978. He is also a director of The Yankee Candle Company, Inc., McLeodUSA Incorporated and Community Health Systems, Inc. He is the brother of J. Anthony Forstmann.

        Gordon A. Holmes has been a Director since 2001. He has been a general partner of FLC XXIX Partnership, L.P. since 2001. Prior to becoming a general partner of FLC XXIX Partnership, Mr. Holmes was an associate at Forstmann Little & Co., which he joined in January 1998. From August 1995 to December 1997, Mr. Holmes was an associate at Goldman, Sachs & Co.

        Sandra J. Horbach has been a Director since 2001. Ms. Horbach has also served as a non-executive Vice President and Assistant Secretary since June 2002. She has been a general partner of FLC XXIX Partnership, L.P. since 1993. She is also a director of The Yankee Candle Company, Inc., XO Communications, Inc. and Community Health Systems, Inc.

        Michael A. Miles has been a Director since 2001. Mr. Miles served as Chairman and Chief Executive Officer of Philip Morris Companies, Inc. from 1991 to 1994. He is also a director of AMR Corporation, Dell Computer Corp., Exult Inc., Morgan Stanley Dean Witter & Co., Sears, Roebuck and Co., AOL Time Warner Inc., The Allstate Corporation, Inc. and Community Health Systems, Inc. He is also a special limited partner of Forstmann Little & Co.

The Board of Directors

        Our board of directors is currently comprised of six directors. Upon the completion of this offering, we intend to increase the size of our board of directors by nominating and electing two additional independent directors, David W. Checketts and Herbert J. Siegel. The following provides information concerning these individuals:

        David W. Checketts.  Mr. Checketts is currently Chairman of Sports Capital Partners, a consulting and investment capital firm. From 1994 to 2001, Mr. Checketts was President and Chief Executive Officer of Madison Square Garden. From March 1991 to September 1994, Mr. Checketts was the President of the New York Knicks basketball team. From September 1990 to March 1991, he was Vice President of Development for the National Basketball Association. From 1984 to 1990, Mr. Checketts was President of the Utah Jazz basketball team. Mr. Checketts currently serves on the board of directors of Spalding Holdings Corp., an athletic equipment manufacturer, and JetBlue Airways Corporation.

        Herbert J. Siegel.  Mr. Siegel was Chairman of the Board and President of Chris-Craft Industries, Inc. and Chairman of the Board of BHC Communications, Inc. since before 1997 until July 2001, when the two companies were acquired by The News Corporation Limited. Mr. Siegel remains in an executive capacity with News America Incorporated, a subsidiary of The News Corporation Limited.

        Our restated certificate of incorporation provides for a classified board of directors consisting of three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. The term of the initial Class I directors will terminate on the date of the 2003 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 2004 annual meeting of stockholders; and the term of the initial Class III directors will terminate on the date of the 2005 annual meeting of stockholders. We intend to elect Mr. Checketts to Class I and Mr. Siegel to Class II.

        Beginning in 2003, at each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors. Each of the four Forstmann Little partnerships has a contractual right, for so long as it holds any shares of our common stock, to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of each of these nominees and to use reasonable efforts to cause each of these nominees to be elected.

        Effective as of the completion of this offering, we will have granted options to purchase 50,000 shares of our common stock to directors who are neither our executive officers nor general partners of Forstmann Little & Co. Directors do not receive any fees for serving on our board, but are reimbursed for their out-of-pocket expenses arising from attendance at meetings of the board and committees.

Compensation Committee Interlocks and Insider Participation

        Our board of directors does not currently have a compensation committee. During 2001, Theodore J. Forstmann and Sandra J. Horbach participated in deliberations of our board of directors concerning executive officer compensation. Sandra J. Horbach currently serves as one of our officers and as an officer of our subsidiaries but receives no compensation for her services. Theodore J. Forstmann is neither a current nor former executive officer or employee of us or any of our subsidiaries. Each of Theodore J. Forstmann and Sandra J. Horbach are general partners in partnerships affiliated with the Forstmann Little partnerships. See "—Relationships and Transactions Between Citadel and Its Officers, Directors, 5% Beneficial Owners and Their Family Members".

Executive Compensation

        The following table sets forth information with respect to compensation for the year ended December 31, 2001 paid for services to our Chief Executive Officer and our three other most highly paid executive officers who were serving as executive officers at December 31, 2001.

Summary Compensation Table

		Annual Compensation (1)
Name and Position	Year	Base Salary ($)	All Other Compensation ($)(2)
D. Robert Proffitt President and Chief Operating Officer	2001	300,000	1,642,967
Donna L. Heffner Executive Vice President, Chief Financial Officer and Secretary	2001	300,000	2,518,870
Randy L. Taylor Vice President—Finance	2001	175,000	154,107
Lawrence R. Wilson Former Chairman, Chief Executive Officer and President (3)	2001	600,001	13,453,131

(1)
None of the individuals named in this table holds options to purchase our common stock.

(2)
Included for 2001 are our matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan, which vest over five years, the payment of premiums for term life insurance and the payment for stock options held by these individuals in connection with our acquisition of Citadel Communications, as summarized by the table below. See "—Relationships and Transactions Between Citadel and Its Officers, Directors, 5% Beneficial Owners and Their Family Members".

	Plan Contributions ($)	Insurance Premiums ($)	Stock Option Payments ($)
D. Robert Proffitt	5,375	90	1,637,502
Donna L. Heffner	4,493	72	2,514,305
Randy L. Taylor	3,425	72	150,610
Lawrence R. Wilson	10,500	258	13,442,373
(3)
Mr. Wilson ceased to be an employee and a director on April 23, 2002. See "—Relationships and Transactions Between Citadel and Its Officers, Directors, 5% Beneficial Owners and Their Family Members".

Employment Terms of Farid Suleman

        Farid Suleman joined our company in March 2002. The following are the key terms of his employment:

  •
  Mr. Suleman's annual salary is $1 million per year and is subject to annual review and adjustment;

  •
  Mr. Suleman is eligible for an annual bonus of up to $1 million, payable either in cash or in the form of warrants exercisable into our common stock;

  •
  Mr. Suleman has received options and purchased shares of common stock, as described below; and

  •
  Mr. Suleman is entitled to our standard employee benefit package.

        We granted to Mr. Suleman options to purchase 4,150,000 shares of our common stock in connection with his becoming our Chief Executive Officer. These options have a term of ten years and have a per share exercise price of $3.50.

        Mr. Suleman's Stock Option Agreement.    Mr. Suleman's options were granted pursuant to a written stock option agreement. Twenty-five percent of the options were exercisable on March 4, 2002, the grant date, and an additional 25% of the options will become exercisable on each of the first, second and third anniversaries of the grant date. These options are generally exercisable only by Mr. Suleman during his lifetime and are not transferable.

        Unexercisable options expire on the date of Mr. Suleman's termination of employment, and, if Mr. Suleman's termination is for cause, exercisable options also expire on the date of his termination of employment. Options which are exercisable upon Mr. Suleman's termination of employment expire on the earliest of:

  •
  the expiration of the term of the options;

  •
  the end of a 60-day period during which Mr. Suleman may exercise the exercisable portion of the options; and

  •
  the exercise of the option.

        Mr. Suleman's stock option agreement provides that we will notify him prior to a total sale or a partial sale. A total sale includes:

  •
  our merger or consolidation into another corporation, other than a merger or consolidation in which we are the surviving corporation and which does not result in a capital reorganization, reclassification or other change in the then-outstanding common stock;

  •
  our liquidation;

  •
  the sale to a third party of all or substantially all of our assets; and

  •
  the sale to a third party of our common stock, other than through a public offering;

but only if, in the case of the events described in the first, second and fourth bullets above, the Forstmann Little partnerships cease to own any shares of our voting stock.

        A partial sale means a sale by the Forstmann Little partnerships of all or a portion of the shares of our common stock that they hold (including through a public offering or to a third party), other than a total sale. This offering constitutes a partial sale under Mr. Suleman's stock option agreement.

        Mr. Suleman may exercise options for purposes of participating in the partial sale, whether or not the options were otherwise exercisable, only with respect to the excess, if any, of:

  •
  the number of shares with respect to which he would be entitled to participate in the partial sale under the stockholder's agreement described below; over

  •
  the number of shares previously issued upon exercise of the options and not previously disposed of in a partial sale, if any.

        Upon receipt of a notice of a total sale, Mr. Suleman may exercise all or part of the options for purposes of participating in the total sale, whether or not the options were otherwise exercisable. In addition, in connection with a total sale, we may redeem the unexercised portion of the options in lieu of permitting Mr. Suleman to exercise the options. Any unexercised portion of the options will terminate upon the completion of a total sale, unless we provide for its continuation. In the event a total sale or partial sale is not completed, any options exercised in connection with that event will be exercisable only to the extent they would have been exercisable in the absence of the sale. In the event of a public offering by the Forstmann Little partnerships, instead of permitting Mr. Suleman to participate in the public offering, we may register the shares subject to the applicable portion of the options that may be exercised or make other arrangements so that Mr. Suleman may thereafter exercise the options and sell the shares for a period of time thereafter.

        Mr. Suleman's stock option agreement provides that, in the event of a total sale or a partial sale, at our election, Mr. Suleman may be required to proportionately exercise his options and sell all of the shares of common stock purchased in the exercise in the same transaction and on the same terms as the shares sold by the Forstmann Little partnerships, or, if unwilling to do so, forfeit the portion of the options required to be exercised.

        Mr. Suleman has no independent right to require us to register under the Securities Act the shares of common stock underlying the options.

        We have advised Mr. Suleman that our board of directors will not require him to exercise any of his options in connection with this offering. Mr. Suleman has advised us that he does not intend to exercise any of his options in connection with this offering.

        The stock option agreement permits us to terminate all of Mr. Suleman's options if he engages in prohibited or competitive activities.

        The number and kind of shares underlying outstanding options and the exercise price of the options may be adjusted in the event of changes in our capital structure or that of our affiliates.

        Mr. Suleman's Stockholder's Agreement.    Upon exercise of any of his options, Mr. Suleman is required to enter into a stockholder's agreement with us. The stockholder's agreement generally provides that the shares issued upon exercise of the options may not be sold, assigned or otherwise transferred, except by will or in accordance with the stockholder's agreement. The description below summarizes the terms of the form of the stockholder's agreement currently in effect.

        If one or more partial sales result in the Forstmann Little partnerships owning, in the aggregate, less than 20% of our then-outstanding voting stock, Mr. Suleman will generally be entitled to transfer his shares of common stock free of the restrictions and rights contained in the stockholder's agreement.

        The stockholder's agreement provides that Mr. Suleman is entitled to participate proportionately in any sale by the Forstmann Little partnerships of all or a portion of the shares of our common stock held by them to a third party. In addition, Mr. Suleman is entitled to, and may be required to (if determined by our board of directors), participate proportionately in a public offering of shares of common stock by the Forstmann Little partnerships, by selling the same percentage of his shares that the Forstmann Little partnerships are selling of their shares. The sale of shares of common stock in any transaction must be for the same price and otherwise on the same terms and conditions as the sale by the Forstmann Little partnerships. If the Forstmann Little partnerships sell or exchange all or a portion of their common stock in a bona fide arm's-length transaction, the Forstmann Little partnerships may require Mr. Suleman to sell a proportionate amount of his shares for the same price and on the same terms and conditions as the sale of common stock by the Forstmann Little partnerships and, if stockholder approval of the transaction is required, to vote his shares in favor of the sale or exchange.

        Upon termination of Mr. Suleman's employment, we have a right, at our option, to purchase, at their fair value, all of the shares of common stock that Mr. Suleman purchased upon exercise of his options after his termination of employment. In addition, if Mr. Suleman engages in prohibited or competitive activities or acts constituting cause, we have a right, at our option, to purchase all of the shares of common stock then held by Mr. Suleman, at a purchase price equal to the lesser of his cost and the book value per share.

Stockholder's Agreements

        In June 2001, simultaneously with our acquisition of Citadel Communications, 15 of our employees (together with two entities controlled by an employee) were awarded the right to purchase, and actually purchased, shares of our common stock. In addition, in February 2002, we agreed with Mr. Suleman that he would purchase $4.0 million of our shares of common stock in connection with his joining our company in March 2002. Mr. Suleman paid for these shares in April 2002. These members of our management entered into stockholder's agreements relating to these shares of our common stock. Except as described below, the stockholder's agreements contain provisions substantially similar to those in the form of stockholder's agreement that Mr. Suleman must execute upon exercise of his options. See "—Employment Terms of Farid Suleman—Mr. Suleman's Stockholder's Agreement".

        The common stock that management other than Mr. Suleman purchased vests at a rate of 20% per year, beginning June 26, 2002. Twenty-five percent of Mr. Suleman's stock vested on March 4, 2002, and the remaining stock that he purchased vests at a rate of 25% per year, beginning March 4, 2003. Upon termination of employment, we have a right, at our option, to purchase, for cost, all or any portion of the unvested shares of common stock held by a stockholder. If a stockholder engages in prohibited or competitive activities or acts constituting cause, we have a right, at our option, to purchase all or any portion of the shares of common stock held by the stockholder, at a purchase price equal to the lesser of his cost or the book value per share. In addition, upon termination of employment, a stockholder may require us to purchase all, but not less than all, of the vested shares of common stock held by the stockholder, at their fair value in the event of death, permanent disability or adjudicated incompetency, and for cost in the event of any termination without cause. Furthermore, upon termination of employment without cause or by reason of death, permanent disability or adjudicated incompetency, a stockholder may require us to purchase all, but not less than all, of the unvested shares of common stock held by the stockholder for cost. The management stockholders have no independent right to require us to register their shares of common stock under the Securities Act.

        We are advising our employee stockholders, including Mr. Suleman, that our board of directors will not require them to sell any of their shares of common stock in connection with this offering. Employee stockholders have advised us that they intend to sell                          shares of common stock in the aggregate in connection with this offering. See "Principal and Selling Stockholders". Mr. Suleman has advised us that he does not intend to sell any of his shares of common stock in connection with this offering.

Citadel's Stock Option and Award Plan

        Our 2002 Stock Option and Award Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options that do not so qualify, stock appreciation rights, restricted stock, performance units and performance shares, phantom stock awards and share awards. Our and our subsidiaries' eligible directors, officers, employees, including future employees who have received written offers of employment, and consultants are eligible to receive grants under the stock plan. The stock plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code and for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Securities Exchange Act of 1934.

        The stock plan authorizes the issuance of 5,000,000 shares of our common stock, with adjustments to give effect to changes in our capitalization. The stock plan is administered by a committee that consists of at least two non-employee directors. Generally, the committee has the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and awards, including the vesting schedule of options and awards and the exercise price of options.

        The stock plan provides that the term of any option may not exceed ten years, except in the case of the death of an optionee, in which event the option may be exercised for up to one year following the date of death even if it extends beyond ten years from the date of grant. The stock plan permits the committee that administers the plan to determine the effect of a change in control on options and awards granted under the plan.

Citadel Broadcasting Company 401(k) Retirement Savings Plan

        We currently maintain the Citadel Broadcasting Company 401(k) Retirement Savings Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. The plan permits participants to make pre-tax deferrals of up to 20% of their base salary or base wages. We make a matching contribution for each participant of up to 2% of the participant's base salary or base wages (depending on the participant's deferrals). The plan also permits us to make profit-sharing contributions. In general, participants become vested in these matching contributions at a rate of 20% per year beginning upon the completion of two years of service. Effective as of the completion of this offering or as soon as possible after this offering, we intend to amend the plan in various ways, including to provide that these matching contributions are made in the form of shares of our common stock.

Relationships and Transactions Between Citadel and Its Officers, Directors, 5% Beneficial Owners and Their Family Members

        In June 2001, we were capitalized by four partnerships affiliated with Forstmann Little & Co. and members of our management, to acquire Citadel Communications, which was then a publicly owned company. We financed the acquisition by issuing our common stock to the Forstmann Little partnerships and members of management, by incurring indebtedness under our credit facility and by issuing an aggregate of $500 million of subordinated debentures to two of the Forstmann Little partnerships. These partnerships immediately distributed the subordinated debentures to their respective limited partners. The subordinated debentures are our general senior subordinated obligations, are not subject to mandatory redemption and mature in three equal annual installments beginning June 26, 2012, with the final payment due on June 26, 2014. The debentures bear interest at a fixed rate of 6% which is payable semi-annually in June and December. The balance of debentures outstanding at March 31, 2002 was $500 million. Total interest expense for the debentures from the date of issuance to December 31, 2001 was $15.4 million. See "Description of Our Indebtedness".

        Each of the four Forstmann Little partnerships has a contractual right, for so long as it holds any shares of our common stock, to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of each of these nominees and to use reasonable efforts to cause each of these nominees to be elected. See "—The Board of Directors".

        We have also granted to the Forstmann Little partnerships six demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The registration rights agreement also grants "piggyback" registration rights permitting the Forstmann Little partnerships to include their registrable securities in a registration of securities by us. Under the agreement, we will pay the expenses of these registrations. See "Shares Eligible for Future Sale—Registration Rights". The Forstmann Little partnerships are selling shares in this offering pursuant to their "piggyback" registration rights. See "Principal and Selling Stockholders".

        On April 23, 2002, our former chairman and chief executive officer resigned from all officer and director positions that he held with us and our subsidiaries. In connection with these resignations, we repurchased all of the shares of our common stock that he and his affiliates held for an aggregate purchase price of approximately $13.0 million. In addition, on that date, an affiliate of our former chairman and chief executive officer purchased our airplane for approximately $4.0 million. Finally, on that date, we made an additional severance payment to our former chairman and chief executive officer of approximately $0.6 million.

        In connection with our acquisition of Citadel Communications, several of our executive officers received cash payments for (1) shares of the common stock of Citadel Communications that they held and (2) options to purchase shares of Citadel Communications common stock that they then held. The following chart sets forth these cash payments:

	Payments Received for Common Stock	Payments Received for Stock Options
D. Robert Proffitt	$4,075,084	$1,637,502
Donna L. Heffner	3,251,326	2,514,305
Randy L. Taylor	—	150,600

        Randy L. Taylor, one of our executive officers, has been indebted to us since June 2001 under a full recourse promissory note which bears an annual interest rate of 5.02%. This note was delivered to us by Mr. Taylor in partial payment for his purchase of our common stock. The promissory note is secured by the shares to which they relate. To the extent Mr. Taylor sells any common stock, the note requires that the net proceeds he receives, after taxes, be used to reduce the outstanding balance under his note. The highest amount outstanding under Mr. Taylor's note since June 26, 2001 and the amount outstanding at March 31, 2002 was $374,900.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock immediately prior to the consummation of this offering and as adjusted to reflect the sale of the shares of common stock pursuant to this offering. The table includes:

  •
  each person who is known by us to be the beneficial owner of more than 5% of the outstanding common stock;

  •
  each of our directors;

  •
  each executive officer named in the summary compensation table;

  •
  all directors and executive officers as a group; and

  •
  the other selling stockholders participating in this offering.

        Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless indicated below, the address for each individual listed below is City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128.

	Shares Beneficially Owned Prior to this Offering (1)			Shares Beneficially Owned After this Offering (1)
			Number of Shares Offered (1)
Name
	Number	Percent		Number	Percent
5% Stockholders:
Forstmann Little & Co. Equity Partnership-VI, L.P. (2)	43,461,647
Forstmann Little & Co. Equity Partnership-VII, L.P. (2)	13,945,292
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. (2)	27,302,079
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (2)	11,425,311
Directors:
Farid Suleman (2)(3)
J. Anthony Forstmann (2)
Theodore J. Forstmann (2)	96,134,329
Gordon A. Holmes (2)	—
Sandra J. Horbach (2)	96,134,329
Michael A. Miles (2)
Other Named Executive Officers:
D. Robert Proffitt
Donna L. Heffner
Randy L. Taylor
Lawrence R. Wilson	—	—	—	—	—
All Directors and Executive Officers as a Group (10 persons)
Additional Selling Stockholders
additional selling stockholders, each of whom is selling fewer than shares in this offering and beneficially own in the aggregate less than 1% of the outstanding common stock after this offering.

(1)
For purposes of this table, information as to the shares of common stock assumes that the underwriters' over-allotment option is not exercised. In addition, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when a person or persons has the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which a person or persons have the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The general partner of Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), and Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), is FLC XXXII Partnership, L.P., a New York limited partnership. The general partners of FLC XXXII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), is FLC XXXIII Partnership, L.P., a New York limited partnership. The general partners of FLC XXXIII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes. Accordingly, each of the individuals named above, other than Mr. Holmes, for the reasons described below, may be deemed the beneficial owners of shares owned by Equity-VI, Equity-VII, MBO-VII and MBO-VIII and, for purposes of this table, beneficial ownership is included. Mr. Holmes does not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the company held by Equity-VI, Equity-VII, MBO-VII or MBO-VIII; and, accordingly, Mr. Holmes is not deemed to be a beneficial owner of these shares. Messrs. Theodore J. Forstmann and J. Anthony Forstmann are brothers. Mr. Miles is a member of the Forstmann Little Advisory Board. Messrs. J. Anthony Forstmann, Michael A. Miles and Farid Suleman are special limited partners of Forstmann Little & Co. None of the other limited partners in each of Equity-VI, Equity-VII, MBO-VII and MBO-VIII is otherwise affiliated with Citadel or Forstmann Little & Co. The address of Equity-VI, Equity-VII, MBO-VII and MBO-VIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153. The address for Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes, Farid Suleman, Michael A. Miles and J. Anthony Forstmann is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(3)
Includes 1,037,500 shares of common stock subject to options which are currently exercisable.

DESCRIPTION OF OUR INDEBTEDNESS

Our Credit Agreement

        On June 26, 2001, we entered into a $700 million bank credit facility with a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, as a lender and administrative agent. The credit facility consists of the following:

	Commitment	Balance Outstanding (as of March 31, 2002)
Tranche A term loan	$250,000,000	$250,000,000
Tranche B term loan	250,000,000	250,000,000
Revolving credit facility	200,000,000	51,000,000

        Availability.    The amount available under our credit facility at March 31, 2002 was approximately $149.0 million in the form of revolving credit commitments. Our ability to borrow under our credit facility is limited by our ability to comply with several financial covenants as well as a requirement that we make various representations and warranties at the time of borrowing. We expect to repay the amounts outstanding under the revolving credit facility with a portion of the net proceeds of this offering, increasing the amount of availability under the revolving portion of our credit facility to approximately $200.0 million. See "Use of Proceeds". Our credit facility also provides that at any time prior to June 26, 2004, we may solicit incremental term and revolving loans not to exceed $400.0 million.

        Interest.    At our election, interest on any outstanding principal accrues at a rate based on either: (a) the greater of (1) the Prime Rate in effect; (2) the secondary market rate for three-month certificates of deposit from time to time plus 1%; or (3) the Federal Funds Rate plus 0.5%, in each case, plus a spread that ranges from 0.50% to 2.25%, depending on our leverage ratio; or (b) the Eurodollar rate (grossed-up for reserve requirements) plus a spread that ranges from 1.50% to 3.25%, depending on our leverage ratio.

        Maturity and Amortization.    The term loans are repayable in quarterly installments pursuant to a predetermined payment schedule. The tranche A term loan is repayable over a period of five years in quarterly installments, beginning on September 30, 2003, in amounts ranging from $9.375 million for the first four quarterly repayments and increasing to $15.625 million for the final four quarterly repayments. The final quarterly payment on the tranche A term loan is due June 26, 2008. The tranche B term loan is repayable over a period of six years in quarterly installments, beginning on September 30, 2003, which are $0.625 million for the first five years of scheduled repayments and $59.375 million for the final four quarterly repayments. The final quarterly payment on the tranche B term loan is due June 26, 2009.

        Fees.    We pay a commitment fee for the daily average unused commitment under the revolving credit commitment. The commitment fee ranges from 0.375% to 0.5% based on a pricing grid depending on our leverage ratio. In addition, we pay fees for each letter of credit issued under the credit facility.

        Commitment Reductions and Repayments.    Our loans under our credit facility must be prepaid with the net proceeds, in excess of $30 million in the aggregate, of specified asset sales and issuances of additional indebtedness which do not constitute permitted indebtedness under our credit facility. These prepayments are first applied to prepay our term loans and then to prepay our revolving credit loans. The commitments under the revolving portion of our credit facility will be permanently reduced by the amount of the repayment of this facility. The loans under our credit facility must also be prepaid with 50% of any excess cash flow for any fiscal year, commencing with fiscal year 2003, where, as of the end of that year, (1) we have no revolving credit loans outstanding, (2) we hold cash and cash equivalents in excess of $25 million and (3) our leverage ratio is greater than 4.5 to 1. These prepayments are first applied to prepay our revolving credit loans (without any permanent reduction in commitment amount) and then to prepay term loans.

        Security and Guarantees.    Our operating subsidiary, Citadel Broadcasting Company, is the primary borrower under this facility. We and our wholly owned subsidiary, Citadel Communications, have guaranteed the performance of Citadel Broadcasting Company under the credit facility. We have pledged to our lenders all of the common stock in Citadel Communications and an intercompany note issued to us by Citadel Communications. Citadel Communications has pledged all of the common stock in its wholly owned subsidiary, Citadel Broadcasting Company, and an intercompany note issued to it by Citadel Broadcasting Company.

        Non-Financial Covenants.    Our credit facility contains customary restrictive non-financial covenants, which, among other things, and with certain exceptions, limit our ability to incur additional indebtedness, liens and contingent obligations, enter into transactions with affiliates, make acquisitions, declare or pay dividends, redeem or repurchase capital stock, enter into sale and leaseback transactions, consolidate, merge or effect asset sales, make capital expenditures, make investments, loans, enter into derivative contracts, or change the nature of our business. At December 31, 2001 and March 31, 2002, we were in compliance with all non-financial covenants under the credit facility.

        Financial Covenants.    Our credit facility also contains covenants related to the satisfaction of financial ratios and compliance with financial tests, including ratios with respect to maximum leverage, minimum interest coverage and minimum fixed charge coverage. Our maximum leverage covenant requires that, as of the last day of each fiscal quarter, our ratio of total senior indebtedness (which excludes our 6% Subordinated Debentures) to consolidated EBITDA (as defined in our credit agreement), for the four immediately preceding fiscal quarters be greater than 5.50 to 1 through September 30, 2002, and the ratio declines on October 1 of each year thereafter. The definition of consolidated EBITDA in our credit agreement is different from the definition we employ for purposes of our financial reporting. Our minimum interest coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures, to consolidated senior interest expense (which excludes interest expense related to our 6% Subordinated Debentures) for the four immediately preceding fiscal quarters may not be less than 1.60 to 1 through September 30, 2002 and the ratio increases on October 1 of each year thereafter. Our minimum fixed charges coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures and principal debt payments, to fixed charges for the four immediately preceding fiscal quarters may not be less than 1.00 to 1, through September 30, 2004, and the ratio increases on October 1 of each year thereafter. At December 31, 2001 and March 31, 2002, we were in compliance with all financial covenants under the credit facility.

Subordinated Debt

        In June 2001, we issued an aggregate of $500.0 million of subordinated debentures to two of the Forstmann Little partnerships in connection with our acquisition of Citadel Communications. The Forstmann Little partnerships immediately distributed the subordinated debentures to their respective limited partners. The subordinated debentures are our general senior subordinated obligations, are not subject to mandatory redemption and mature in three equal annual installments beginning June 26, 2012, with the final payment due on June 26, 2014. The debentures bear interest at a fixed rate of 6% which is payable semi-annually at the end of June and December each year. The balance of debentures outstanding as of March 31, 2002 was $500.0 million. Total interest expense for the debentures from the date of issuance to December 31, 2001 was $15.4 million. The subordinated debentures are subordinated to our credit facility and other senior obligations we may incur in the future and do not include any restrictive financial covenants. The subordinated debentures may be prepaid by us at any time without premium, penalty or charge. We have a right of first refusal on the transfer of the debentures.

DESCRIPTION OF CAPITAL STOCK

Overview

        Immediately before the closing of this offering, we will be recapitalized as follows:

  •
  each outstanding share of our Class B common stock will be exchanged for            shares of our Class A common stock;

  •
  our Class A common stock will be redesignated as common stock; and

  •
  our certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share.

        After giving effect to the changes to our certificate of incorporation, our authorized capital stock will consist of 500,000,000 shares of common stock, $.01 par value per share, and 200,000,000 shares of preferred stock, $.01 par value per share.

        After giving effect to the changes to our certificate of incorporation, but before the closing of this offering, based on share information as of May 31, 2002, there will be             shares of common stock outstanding held by 16 stockholders and no shares of preferred stock outstanding. After the closing of this offering, there will be                          shares of common stock outstanding.

        After the closing of this offering, the Forstmann Little partnerships and our management will beneficially own approximately            % of the outstanding common stock,             % on a fully diluted basis or, if the underwriters' over-allotment option is exercised, approximately    % of the outstanding common stock,     % on a fully diluted basis. As long as the Forstmann Little partnerships and our management continue to own in the aggregate more than 50% of the outstanding shares of common stock, they will collectively have the power to:

  •
  elect our entire board of directors;

  •
  control our management and policies;

  •
  determine without the consent of other stockholders, the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets;

  •
  prevent or cause a change in control; and

  •
  approve substantially all amendments to our certificate of incorporation.

        Each of the four Forstmann Little partnerships has a contractual right, for so long as it holds any shares of our common stock, to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of each of these nominees and to use reasonable efforts to cause each of these nominees to be elected.

        The following summary contains material information relating to provisions of our common stock, preferred stock, certificate of incorporation and bylaws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and bylaws included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds.

Upon our liquidation, dissolution or winding-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of all of our liabilities and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares sold in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 200,000,000 shares of preferred stock, and to issue these shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

        The purpose of authorizing the board of directors to establish preferred stock is to eliminate delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of our company at a price which many stockholders find attractive. These provisions could also make it more difficult for our stockholders to effect certain corporate actions, including the election of directors. We have no present plans to issue any shares of preferred stock.

Limitation on Liability and Indemnification Matters

        Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

  •
  for any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

        In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

        We intend to enter into indemnification agreements with our directors and executive officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors' and officers' liability insurance.

        At present there is no pending litigation or proceeding involving any director or officer as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Provisions of Delaware Law

        A number of provisions in our certificate of incorporation, our bylaws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  •
  discourage transactions which may involve an actual or threatened change in control of our company;

  •
  discourage tactics that may be used in proxy fights; and

  •
  encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

        Staggered Board.    Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our certificate of incorporation also provides that the board of directors shall be divided into three classes. The members of each class of directors will serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote in the election of directors. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

        Advance Notice Procedures for Stockholder Proposals and Director Nominations.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, to be timely, notice by the stockholder must be delivered not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

        Preferred Stock.    The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of our company.

        Authorized but Unissued Shares of Common Stock.    The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Redemption.    Our certificate of incorporation provides that our common stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the Communications Act or FCC regulations or prevent the loss of any of our FCC licenses.

Other Important Provisions of Our Certificate of Incorporation and Bylaws

        Stockholder Action by Written Consent.    Our bylaws provide that stockholders may take action by written consent.

        We Have Opted Out of Section 203 of the Delaware General Corporation Law.    Our certificate of incorporation provides that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Because we have opted out in the manner permitted under Delaware law, the restrictions of this provision will not apply to us.

Transfer Agent and Registrar

        The transfer agent and registrar of the common stock is            .

SHARES ELIGIBLE FOR FUTURE SALE

Rule 144 Securities

        Upon the consummation of this offering, we will have                          shares of common stock outstanding. Of these shares, only the                          shares of common stock sold in this offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our "affiliates". The                          shares of common stock held by the Forstmann Little partnerships, our directors and executive officers and other existing stockholders after this offering will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately the number of shares outstanding immediately after this offering; and

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate", is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Arrangements

        We, our executive officers and directors and all existing stockholders have agreed with the underwriters of this offering not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the underwriters' prior written consent or in other, limited circumstances. See "Underwriting".

Registration Rights

        We have entered into a registration rights agreement with the Forstmann Little partnerships, pursuant to which we have granted to the Forstmann Little partnerships six demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The registration rights agreement also grants "piggyback" registration rights permitting the Forstmann Little partnerships to include their registrable securities in a registration of securities by us. Under the agreement, we will pay the expenses of these registrations.

        In addition, pursuant to stockholder's agreements, we have granted "piggyback" registration rights to twelve of our employees who have purchased shares of common stock. See "Management—Employment Terms of Farid Suleman—Mr. Suleman's Stockholder's Agreement" and "Management—Stockholder's Agreements". These registration rights are exercisable only upon registration by us of shares of common stock held by the Forstmann Little partnerships. The holders of common stock entitled to these registration rights are entitled to notice of any proposal to register shares held by the Forstmann Little partnerships and to include their shares in the registration. We will pay the expenses of these piggyback registrations.

UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;
  •
  a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;
  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state or local or non-U.S. tax consequences;
  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;
  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;
  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or
  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle", "hedge", "conversion transaction", "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        Cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;
  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust", "foreign simple trust", or "foreign grantor trust" as defined in the U.S. Treasury regulations; and
  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;
  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

  Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding If you are a non-U.S. holder, you will be exempt from backup withholding tax if you provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock though a non-U.S. office of a broker that:

  •
  is a U.S. person;
  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;
  •
  is a "controlled foreign corporation" for U.S. tax purposes; or
  •
  is a foreign partnership, if at any time during its tax year:
  •
  one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or
  •
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        Citadel, the selling stockholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., First Union Securities, Inc. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse First Boston Corporation
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bear, Stearns & Co. Inc.
First Union Securities, Inc.
J.P. Morgan Securities Inc.

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from the selling stockholders to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares.

Paid by Citadel	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any securities dealers may resell any shares purchased from the underwriters to various other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

        Citadel, its executive officers and directors and all existing stockholders have agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives or in other, limited circumstances. See "Shares Eligible for Future Sale" for a discussion of various transfer restrictions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Citadel's historical performance, estimates of the business potential and earnings prospects of Citadel, an assessment of Citadel's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        The common stock will be listed on the New York Stock Exchange under the symbol "CDL". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Citadel's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        Citadel estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

        Citadel and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        First Union Securities, Inc., one of the underwriters, is an indirect, wholly owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the common stock offered by this prospectus.

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, including investment banking and commercial banking transactions, and perform services for, Citadel and its affiliates in the ordinary course of business. In addition, an affiliate of J.P. Morgan Securities Inc. is the administrative agent and a lender, an affiliate of First Union Securities, Inc. is a syndication agent and a lender and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under Citadel's credit facility. Each of the affiliates will receive a portion of the net proceeds from the sale of Citadel's common stock in repayment of amounts outstanding under the credit facility.

        Because affiliates of J.P. Morgan Securities Inc., First Union Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under Citadel's credit facility, and collectively will receive more than 10% of the net proceeds of this offering when Citadel repays borrowings under its credit facility, this offering is being made in compliance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York. Fried, Frank, Harris, Shriver & Jacobson has in the past provided, and may continue to provide, legal services to Forstmann Little & Co. and its affiliates. Leventhal, Senter & Lerman P.L.L.C., Washington, D.C., will pass upon legal matters regarding FCC issues for Citadel.

EXPERTS

        The consolidated balance sheet of the predecessor company as of December 31, 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2000 included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consolidated balance sheet of Citadel as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period from June 26, 2001 through December 31, 2001, and the consolidated statements of operations, shareholders' equity, and cash flows of the predecessor company for the period from

January 1, 2001 through June 25, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

        Prior to June 26, 2001, KPMG LLP served as Citadel Communications' independent accountants. In connection with our acquisition of Citadel Communications, on June 26, 2001, without any formal recommendation or approval from our board of directors, we elected to engage Deloitte & Touche LLP to serve as our (and our subsidiaries', including Citadel Communications') independent accountants for the 2001 fiscal year and replaced KPMG LLP. The reports of KPMG LLP on Citadel Communications' financial statements for the fiscal years ended December 31, 2000 and December 31, 1999 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the time that the audits of Citadel Communications' financial statements for each of the two fiscal years in the period ended December 31, 2000 were conducted and during the subsequent interim period preceding the change in independent auditors, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the matter in an audit report. Deloitte & Touche LLP provided accounting advice to Citadel Broadcasting Corporation and to Forstmann Little & Co. in connection with Citadel Broadcasting Corporation's acquisition of its predecessor company, Citadel Communications. Prior to their appointment, Citadel Broadcasting Corporation did not otherwise consult with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction or regarding the type of audit opinion that might be rendered on its financial statements where such advice was an important factor considered by it in reaching a decision as to an accounting, auditing or financial reporting issue. We provided KPMG LLP with a copy of the disclosure contained in this section of the prospectus and requested that it furnish us with a letter addressed to the Commission stating whether it agrees with our statements in this section of the prospectus. A copy of KPMG LLP's letter is filed as an exhibit to our registration statement on Form S-1.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information with respect to us and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at The Woolworth Building, 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the

Internet's World Wide Web, located at: http://www.sec.gov. Following this offering, our future public filings are expected to be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        After this offering, we will be subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Commission.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different information you should not rely on it. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors' Reports	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001 and March 31, 2002 (unaudited)	F-4

Consolidated Statements of Operations for the years ended December 31, 1999 and 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001, and for the three months ended March 31, 2001 (unaudited) and 2002 (unaudited)	F-5

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999 and 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001, and for the three months ended March 31, 2002 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001, and for the three months ended March 31, 2001 (unaudited) and 2002 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-10

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citadel Broadcasting Corporation

We have audited the accompanying consolidated balance sheet of Citadel Broadcasting Corporation and subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from June 26, 2001 through December 31, 2001. We have also audited the consolidated statements of operations, shareholders' equity, and cash flows of Citadel Communications Corporation and subsidiary (the "Predecessor Company") for the period from January 1, 2001 through June 25, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the period from June 26, 2001 through December 31, 2001 and the Predecessor Company's results of operations and cash flows for the period from January 1, 2001 through June 25, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
April 25, 2002

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Citadel Communications Corporation:

We have audited the accompanying consolidated balance sheet of Citadel Communications Corporation and subsidiary (the "Company") as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citadel Communications Corporation and subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

Phoenix, Arizona
February 23, 2001

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	Predecessor Company	Company
	December 31, 2000	December 31, 2001	March 31, 2002
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,092	$666	$3,820
Accounts receivable, less allowance for doubtful accounts of $2,821, $4,162 and $4,000, respectively	77,974	63,039	55,021
Due from related parties	202	82	4,084
Prepaid expenses and other current assets (including deferred income tax assets of $0, $3,780 and $3,607, respectively)	6,120	8,228	10,270
Assets held for sale	3,448	—	—

Total current assets	95,836	72,015	73,195
Property and equipment, net	104,834	111,617	109,596
Intangibles, net	1,273,520	2,109,825	1,985,930
Other assets, net	11,374	31,895	30,894

Total assets	$1,485,564	$2,325,352	$2,199,615

Liabilities, Exchangeable Preferred Stock and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$36,129	$26,166	$26,322
Current maturities of notes payable and other long-term obligations	17,878	852	815

Total current liabilities	54,007	27,018	27,137
Notes payable	633,488	556,500	551,000
Subordinated debt	210,969	500,000	500,000
Other long-term obligations, less current maturities	1,796	13,322	12,872
Deferred income tax liabilities	74,875	287,869	249,182

Total liabilities	975,135	1,384,709	1,340,191

Exchangeable preferred stock	96,158	39	41
Commitments and contingencies
Shareholders' equity:
Class A common stock, $.01 par value (Company); authorized 120,000,000 shares, issued and outstanding 96,134,329 shares at December 31, 2001 and March 31, 2002	—	961	961
Class B common stock, $.01 par value (Company); authorized 12,500,000 shares, issued and outstanding 7,485,596 shares at December 31, 2001 and 8,628,596 shares at March 31, 2002	—	75	86
Preferred stock, $.01 par value (Company); authorized 10,000 shares, no shares issued or outstanding at December 31, 2001 and March 31, 2002	—	—	—
Common stock, $.001 par value (Predecessor Company); authorized 200,000,000 shares, issued and outstanding 36,978,138 shares at December 31, 2000	37	—	—
Additional paid-in capital	510,439	997,792	1,022,156
Deferred compensation	(14,751)	—	(14,592)
Shareholder notes	—	(4,589)	(4,645)
Accumulated deficit	(80,834)	(53,635)	(144,583)
Accumulated other comprehensive loss	(620)	—	—

Total shareholders' equity	414,271	940,604	859,383

Total liabilities and shareholders' equity	$1,485,564	$2,325,352	$2,199,615

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Predecessor Company			Company	Predecessor Company	Company
	Year Ended December 31, 1999	Year Ended December 31, 2000	Period From January 1, 2001 Through June 25, 2001	Period From June 26, 2001 Through December 31, 2001	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
					(Unaudited)	(Unaudited)
Gross broadcasting revenue	$196,204	$314,439	$172,366	$185,927	$80,657	$79,941
Less agency commissions	17,709	29,615	17,069	17,740	7,510	7,308

Net broadcasting revenue	178,495	284,824	155,297	168,187	73,147	72,633

Operating expenses:
Station operating expenses	115,312	177,359	111,036	112,593	53,119	49,326
Depreciation and amortization	35,749	76,502	53,077	99,054	26,700	6,926
Corporate general and administrative	7,010	9,092	5,620	6,038	2,559	2,772
Non-recurring merger charges	—	—	40,596	—	1,810	—
Non-cash deferred stock compensation	1,727	12,246	14,773	—	1,827	5,785

Operating expenses	159,798	275,199	225,102	217,685	86,015	64,809

Operating income (loss)	18,697	9,625	(69,805)	(49,498)	(12,868)	7,824

Non-operating expenses (income):
Interest expense, including amortization of debt issuance costs	25,385	53,135	41,498	35,115	20,830	15,661
Interest income	(1,877)	(3,914)	(161)	(294)	(99)	(72)
Loss (gain) on sale of assets	1,208	(818)	1,128	32	14	21
Other, net	281	134	794	81	(98)	23

Non-operating expenses, net	24,997	48,537	43,259	34,934	20,647	15,633

Loss from continuing operations before discontinued operations and extraordinary loss, net of tax	(6,300)	(38,912)	(113,064)	(84,432)	(33,515)	(7,809)
Income tax expense (benefit)	(1,647)	(4,022)	(2,823)	(30,797)	(1,251)	83,139

Loss from continuing operations	(4,653)	(34,890)	(110,241)	(53,635)	(32,264)	(90,948)
Loss from discontinued operations, net of tax	(4,275)	(1,904)	—	—	—	—
Loss on disposal of discontinued operations, net of tax	—	(2,430)	—	—	—	—
Extraordinary loss related to extinguishment of debt	—	—	(39,097)	—	—	—

Net loss	(8,928)	(39,224)	(149,338)	(53,635)	(32,264)	(90,948)
Dividend requirement and premium paid on redemption of exchangeable preferred stock	20,299	12,474	26,994	2	3,315	2

Net loss applicable to common shares	$(29,227)	$(51,698)	$(176,332)	$(53,637)	$(35,579)	$(90,950)

Basic and diluted net loss per common share				$(0.56)		$(0.95)

Weighted average common shares outstanding				96,134,329		96,134,329

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)

	Predecessor Company
	Common Stock					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit		Total Shareholders' Equity
	Shares	Amount
Balances at January 1, 1999	25,728,771	$26	$137,899	$(1,044)	$(32,682)	$(236)	$103,963
Comprehensive loss:
Net loss	—	—	—	—	(8,928)	—	(8,928)
Unrealized gain on hedging contracts, net of tax	—	—	—	—	—	236	236

Total comprehensive loss	—	—	—	—	—	—	(8,692)

Proceeds from public offering, net of offering costs of $1,366	5,000,000	5	139,029	—	—	—	139,034
Exercise of options	1,102,441	1	2,996	—	—	—	2,997
Tax benefit of option exercises	—	—	479	—	—	—	479
Deferred stock compensation	—	—	27,607	(25,880)	—	—	1,727
Accretion of exchangeable preferred stock costs	—	—	(206)	—	—	—	(206)
Exchangeable preferred stock dividend requirement	—	—	(14,103)	—	—	—	(14,103)
Premium paid on partial redemption of exchangeable preferred stock	—	—	(5,990)	—	—	—	(5,990)

Balances at December 31, 1999	31,831,212	32	287,711	(26,924)	(41,610)	—	219,209
Comprehensive loss:
Net loss	—	—	—	—	(39,224)	—	(39,224)
Unrealized loss on hedging contracts, net of tax	—	—	—	—	—	(620)	(620)

Total comprehensive loss	—	—	—	—	—	—	(39,844)

Proceeds from public offering, net of offering costs of $1,269	4,750,000	5	233,567	—	—	—	233,572
Exercise of options	396,926	—	1,869	—	—	—	1,869
Reversal of tax benefit of option exercises	—	—	(234)	—	—	—	(234)
Deferred stock compensation	—	—	73	12,173	—	—	12,246
Accretion of exchangeable preferred stock costs	—	—	(234)	—	—	—	(234)
Exchangeable preferred stock dividend requirement	—	—	(12,050)	—	—	—	(12,050)
Equity costs related to offering of company's stock as part of employee retirement plan	—	—	(73)	—	—	—	(73)
Premium paid on partial redemption of exchangeable preferred stock	—	—	(190)	—	—	—	(190)

Balances at December 31, 2000	36,978,138	37	510,439	(14,751)	(80,834)	(620)	414,271
Comprehensive loss:
Net loss	—	—	—	—	(149,338)	—	(149,338)
Unrealized gain on hedging contracts, net of tax	—	—	—	—	—	620	620

Total comprehensive loss	—	—	—	—	—	—	(148,718)

Exercise of options	332,839	—	1,851	—	—	—	1,851
Deferred stock compensation	—	—	22	14,751	—	—	14,773
Stock option payments previously recognized as deferred compensation expense	—	—	(973)	—	—	—	(973)
Accretion of exchangeable preferred stock costs	—	—	(129)	—	—	—	(129)
Exchangeable preferred stock dividend requirement	—	—	(6,630)	—	—	—	(6,630)
Premium paid on redemption of exchangeable preferred stock	—	—	(20,235)	—	—	—	(20,235)

Balances at June 25, 2001	37,310,977	$37	$484,345	$—	$(230,172)	$—	$254,210

See accompanying notes to consolidated financial statements.

	Company
	Common Stock
	Class A Shares	Amount	Class B Shares	Amount	Additional Paid-in Capital	Shareholder Notes	Deferred Compensation	Accumulated Deficit	Total Shareholders' Equity
Initial capitalization as of June 26, 2001	96,134,329	$961	7,485,596	$75	$1,035,163	$(4,474)	$—	$—	$1,031,725
Equity reduction for carryover of predecessor cost basis	—	—	—	—	(37,369)	—	—	—	(37,369)
Net loss	—	—	—	—	—	—	—	(53,635)	(53,635)
Interest on shareholder notes	—	—	—	—	—	(115)	—	—	(115)
Dividend on exchangeable preferred stock	—	—	—	—	(2)	—	—	—	(2)

Balances at December 31, 2001	96,134,329	961	7,485,596	75	997,792	(4,589)	—	(53,635)	940,604
Net loss (Unaudited)	—	—	—	—	—	—	—	(90,948)	(90,948)
Interest on shareholder notes (Unaudited)	—	—	—	—	—	(56)	—	—	(56)
Dividend on exchangeable preferred stock (Unaudited)	—	—	—	—	(2)	—	—	—	(2)
Deferred stock compensation (Unaudited)	—	—	—	—	20,377	—	(14,592)	—	5,785
Purchase of Class B shares (Unaudited)	—	—	1,143,000	11	3,989	—	—	—	4,000

Balances at March 31, 2002 (Unaudited)	96,134,329	$961	8,628,596	$86	$1,022,156	$(4,645)	$(14,592)	$(144,583)	$859,383

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Predecessor Company			Company	Predecessor Company	Company
	Year Ended December 31, 1999	Year Ended December 31, 2000	Period From January 1, 2001 Through June 25, 2001	Period From June 26, 2001 Through December 31, 2001	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
					(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(8,928)	$(39,224)	$(149,338)	$(53,635)	$(32,264)	$(90,948)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	35,749	76,502	53,077	99,054	26,700	6,926
Amortization of debt issuance costs and debt discounts	1,849	1,368	848	1,867	422	913
Bad debt and sales allowance expense	5,787	7,507	4,607	3,731	1,169	1,268
Deferred income taxes	(2,593)	(4,528)	(2,818)	(31,322)	(1,409)	82,796
Deferred stock compensation expense	1,727	12,246	14,773	—	1,827	5,785
Interest receivable on shareholder notes	—	—	—	(115)	—	(56)
Loss/(gain) on sale of assets	1,208	(818)	1,128	32	14	21
Merger costs and loss on cancellation of hedging contracts	—	—	42,412	—	—	—
Extraordinary loss on extinguishment of debt	—	—	39,097	—	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable and amounts due from related parties	(18,483)	(28,175)	3,638	2,329	13,854	6,838
Prepaid expenses and other assets	(528)	(1,127)	229	1,106	(831)	(2,237)
Net assets of discontinued operations	2,388	2,781	(607)	(71)	—	—
Accounts payable, accrued liabilities and other obligations	(2,830)	16,474	(7,212)	(5,335)	(5,235)	(59)

Net cash provided by (used in) operating activities	15,346	43,006	(166)	17,641	4,247	11,247

Cash flows from investing activities:
Acquisition of Citadel Communications, net of cash acquired	—	—	—	(967,822)	—	—
Payment of merger costs incurred by the predecessor company	—	—	—	(43,409)	—	—
Capital expenditures	(16,609)	(5,453)	(3,165)	(4,716)	(1,420)	(2,326)
Capitalized acquisition costs	(5,579)	(4,458)	(106)	83	(69)	(3)
Cash paid to acquire stations	(293,334)	(825,176)	(43)	(66,228)	(43)	—
Proceeds from sales of assets, including discontinued operations	25,965	15,834	5,611	19,004	242	6
Deposits for pending acquisitions	(1,600)	(1,121)	—	—	—	—
Cash (held in) disbursed from escrow for acquisitions and prepayments	(26,192)	26,192	—	—	—	—
Capital expenditures for discontinued operations	(1,046)	(327)	—	—	—	—
Other assets, net	(32)	(733)	(75)	(793)	—	(25)

Net cash (used in) provided by investing activities	$(318,427)	$(795,242)	$2,222	$(1,063,881)	$(1,290)	$(2,348)

See accompanying notes to consolidated financial statements.

	Predecessor Company			Company	Predecessor Company	Company
	Year Ended December 31, 1999	Year Ended December 31, 2000	Period From January 1, 2001 Through June 25, 2001	Period From June 26, 2001 Through December 31, 2001	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
					(Unaudited)	(Unaudited)
Cash flows from financing activities
Proceeds from Acquisition debt:
Proceeds from notes payable	$—	$—	$—	$527,000	$—	$—
Proceeds from 6% Debentures	—	—	—	500,000	—	—
Payment of debt issuance costs	(3,779)	(3,733)	(253)	(31,772)	(252)	—
Proceeds from public offerings	140,400	234,840	—	—	—	—
Cash payments of public offering costs and costs related to offering of Predecessor Company's stock as part of employee retirement plan	(1,366)	(911)	—	—	—	—
Proceeds from the exercise of stock options	2,997	1,869	1,852	—	444	—
Proceeds from issuance of common stock	—	—	—	1,031,725	—	—
Debt repayments on date of Acquisition, including premium	—	—	—	(885,987)	—	—
Payment of dividends on exchangeable preferred stock	(515)	—	—	—	—	—
Redemption of exchangeable preferred stock, including premiums	(51,197)	(1,678)	—	(123,116)	—	(1)
Proceeds from notes payable	132,000	573,000	28,000	83,000	23,000	—
Principal payments on notes payable	—	(55,000)	(34,512)	(53,500)	(28,512)	(5,500)
Principal payments on other long-term obligations	(133)	(6,040)	(274)	(444)	(753)	(244)

Net cash provided by (used in) financing activities	218,407	742,347	(5,187)	1,046,906	(6,073)	(5,745)

Net increase in cash and cash equivalents	(84,674)	(9,889)	(3,131)	666	(3,116)	3,154
Cash and cash equivalents, beginning of period	102,655	17,981	8,092	—	8,092	666

Cash and cash equivalents, end of period	$17,981	$8,092	$4,961	$666	$4,976	$3,820

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of March 31, 2002 and 2001 and
for the three-month periods then ended is unaudited)

(1) Basis of Presentation

        In January 2001, Citadel Broadcasting Corporation, (formerly FLCC Holdings, Inc.), through its wholly owned subsidiary, FLCC Acquisition Corp. ("Acquisition Corp."), corporations formed by affiliates of Forstmann Little & Co. ("FL&Co."), entered into an agreement with Citadel Communications Corporation ("Citadel Communications") to acquire all of the outstanding common stock of Citadel Communications for cash (the "Acquisition"). The Acquisition was effected by the tender offer related to the exchangeable preferred stock and notes of Citadel Broadcasting Company, a wholly owned subsidiary of Citadel Communications ("Citadel Broadcasting" and together with Citadel Communications, prior to the Acquisition, the "Predecessor Company"), which was completed on June 26, 2001, followed by the merger of Acquisition Corp. into Citadel Communications, with Citadel Communications being the surviving company. The aggregate purchase price for the Acquisition was $967.8 million, including $2.7 million of acquisition costs. Following the merger, Citadel Communications became a wholly owned subsidiary of Citadel Broadcasting Corporation.

        The Acquisition has been accounted for using the purchase method of accounting. The accompanying consolidated financial statements reflect the preliminary allocation of the purchase price to the assets acquired and liabilities assumed. The final allocation may differ from these preliminary estimates. Consequently, the allocation of purchase price reflected in these consolidated financial statements is subject to adjustment. The following summarizes the estimated allocation of purchase price (in thousands):

Current assets	$93,200
Property and equipment	110,500
Intangibles and other assets	2,263,500
Liabilities assumed	(1,499,400)

$967,800

        The purchase price, the refinancing of certain debt obligations and exchangeable preferred stock of Citadel Broadcasting (aggregating $1,040.9 million, including $31.8 million of financing costs), and payments for cancellation of Citadel Communications' stock options ($26.9 million) and other merger costs were funded by the issuance of $1,031.7 million of common stock by Citadel Broadcasting Corporation, the issuance of $500.0 million of 6% Debentures (see Note 9) and $527.0 million of Term and Revolving Loans under the Credit Agreement (see Note 8).

        The following summarized unaudited pro forma results of operations for the years ended December 31, 2000 and 2001 and the three months ended March 31, 2001 assume that the Acquisition and other radio station acquisitions and dispositions since January 1, 2000 occurred as of January 1 of each period presented. These pro forma results do not give effect to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" or SFAS No. 142, "Goodwill and Other Intangible Assets". These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Acquisition and other radio station acquisitions and dispositions since January 1, 2000 occurred as of January 1 of each period presented, or the results of operations which may occur in the future.

	(Amounts in thousands, except per share data)
	For the years ended December 31,
			Three Months Ended March 31, 2001
	2000	2001
	(Unaudited)	(Unaudited)	(Unaudited)
Net broadcasting revenue	$352,381	$322,450	$72,994
Loss from continuing operations before income tax benefit	(174,863)	(202,224)	(55,067)
Net loss	(111,001)	(123,357)	(33,591)
Pro forma basic and diluted loss per share	(1.15)	(1.28)	(.35)

(2) Summary of Significant Accounting Policies

Description of Business

        Citadel Broadcasting Corporation (formerly FLCC Holdings, Inc.) was incorporated in Delaware in 1993 but did not have any business or assets until it was capitalized by partnerships affiliated with FL&Co. in connection with the Acquisition. Citadel Communications was formed March 24, 1993 as a Nevada corporation and is a holding company that owns all of the issued and outstanding common stock of Citadel Broadcasting. Citadel Broadcasting owns and operates radio stations and holds Federal Communications Commission ("FCC") licenses in twenty-four states, and has entered into a local marketing agreement for the stations it owns in Tyler, Texas. The Company operates in one reportable segment as defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information".

Principles of Consolidation and Presentation

        The accompanying consolidated financial statements include Citadel Broadcasting Corporation, Citadel Communications and Citadel Broadcasting (collectively the "Company") for all periods after June 26, 2001. For periods prior to June 26, 2001, the accompanying financial statements include the Predecessor Company. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting policies of the Company and Predecessor Company are the same unless stated otherwise.

        The accompanying unaudited financial statements of the Company for the three months ended March 31, 2002, and the Predecessor Company for the three months ended March 31, 2001 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

Allowance for Doubtful Accounts

        The Company recognizes an allowance for bad debts based on historical experience of bad debts as a percent of its aged outstanding receivables, adjusted for improvements or deteriorations in current economic conditions.

Derivative Instruments and Hedging Activities

        The Company has not entered into any agreements related to derivative instruments for the period from June 26, 2001 through March 31, 2002.

        The Predecessor Company entered into interest rate swap agreements to hedge against the potential impact of increases in interest rates under its credit facility. These agreements were accounted for as cash flow hedges under the provisions of SFAS No. 133, "Accounting for Derivative Instruments", as amended. In connection with the Acquisition, the Predecessor Company terminated all of its interest rate swap agreements and recognized additional interest expense related to the early termination of the agreements of approximately $2.4 million during the period from January 1, 2001 through June 25, 2001. As of December 31, 2000, the Predecessor Company recorded a liability totaling $0.6 million, net of tax, for the estimated fair value of these agreements.

Property and Equipment

        Assets acquired in business combinations are accounted for using the purchase method of accounting and are recorded at their estimated fair value as of the acquisition date. Property and equipment additions are recorded at cost. Depreciation of property and equipment is determined using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Intangible Assets

        Prior to July 1, 2001, intangible assets with determinable lives had been allocated among various categories of customer-based or market-based intangibles at their estimated fair value upon acquisition. Goodwill represented the excess of cost over the fair value of tangible assets and intangible assets with determinable lives. Amortization was provided on the straight-line method over the estimated useful lives of the related assets.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". The Company adopted SFAS No. 141 for all business combinations completed after June 30, 2001, which requires that such business combinations be accounted for under the purchase method. The Company adopted SFAS No. 142 at the beginning of 2002 for all goodwill and other intangible assets recognized in the Company's balance sheet as of January 1, 2002. This standard changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach and introduces a new model for determining impairment charges.

        The new impairment model for goodwill under SFAS No. 142 requires performance of a two-step test for operations that have goodwill assigned to them. First, it requires a comparison of the book value of the net assets to the fair value of the related operations. If fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In this process, the fair value of goodwill is estimated and is compared to its book value. Any shortfall of the fair value below book value represents the amount of goodwill impairment.

        In the first quarter of 2002, the Company completed its transitional assessment of goodwill and other identifiable intangibles in accordance with the standard's guidance. The Company believes that FCC licenses are indefinite-lived intangibles under the new standard. The Company also determined that the advertising client base intangibles of $306.4 million (net of accumulated amortization as of January 1, 2002) did not meet the criteria for recognition apart from goodwill under the new standard since these intangibles did not arise from a contractual obligation and they are not capable of being separately sold or transferred. As a result, the Company transferred $186.9 million (net of taxes) of advertising client base intangibles, initially recorded in the Acquisition, to goodwill. The Company's transitional assessment did not identify any impairments in goodwill, FCC licenses or any other identifiable intangibles. Amortization of goodwill and indefinite-lived intangibles ceased upon adoption of SFAS No. 142.

Debt Issuance Costs

        The costs related to the issuance of debt are capitalized as other assets and amortized to interest expense using the effective interest rate method over the term of the related debt.

Stock Option Plan

        As provided under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 to its stock-based awards to employees.

        In March 2000, the FASB issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25)". This interpretation clarifies the definition of an employee, the determination of non-compensatory plans and the effect of modifications to stock options. This interpretation was effective July 1, 2000 and did not have a material effect on the Predecessor Company's consolidated financial statements.

Income Taxes

        The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

        Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the losses of the Company. The Company had no securities or contracts to issue common stock outstanding as of December 31, 2001 and had options to issue 4,150,000 shares of common stock outstanding as of March 31, 2002. However, these options and Class B common shares (See Note 10) have been excluded from the calculations of diluted net loss per share as their effect is antidilutive.

Revenue Recognition

        Broadcasting operations derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Gross broadcasting revenue is recognized when the programs and commercial announcements are broadcast. Net broadcasting revenue is recorded net of agency commissions. Agency commissions are calculated based on a stated percentage applied to gross broadcasting revenue.

Barter Transactions

        Barter contracts are agreements entered into under which the Company provides commercial air-time in exchange for goods and services used principally for promotions, sales and other business activities. The Company determines the amount of revenue for barter transactions based on cash recently received for similar commercial air-time from other customers. Revenue is recognized when commercials are broadcast and expense is recorded when goods or services are used.

Advertising Expenses

        Advertising expenses are expensed as incurred.

Business and Credit Concentrations

        In the opinion of management, credit risk with respect to receivables is limited due to the large number of customers and the geographic diversification of the Company's customer base. The Company performs credit evaluations of its customers and believes that adequate allowances for any uncollectable receivables are maintained. At December 31, 2000 and 2001, no receivable from any customer exceeded five percent of gross accounts receivable. For the years ended December 31, 1999 and 2000 and for the periods January 1, 2001 through June 25, 2001 and June 26, 2001 through December 31, 2001, no single customer accounted for more than ten percent of net broadcasting revenue.

Recent Accounting Pronouncement

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company adopted the provisions of SFAS No. 144 at the beginning of the year ended December 31, 2002. The implementation of this standard did not have a significant impact on the Company's financial position and results of operations.

(3) Acquisitions and Dispositions

2001 Acquisitions and Dispositions

2001 Acquisitions

        During 2001, the Predecessor Company and the Company acquired the assets of three FM and four AM radio stations.

Acquisition Date	Seller	Stations	Market Served	Purchase Price
				(In thousands)
Radio Stations:
Predecessor Company
January 18, 2001	David Lee Communications, Inc.	1 AM	Flint, MI	$556
Company
July 1, 2001	Slone Broadcasting Co. & Slone Radio, LLC	3 FM and 2 AM	Tucson, AZ	66,257
July 31, 2001	Butler Communications Corporation	1 AM	Buffalo, NY	900

        The acquisitions were accounted for by the purchase method of accounting and, accordingly, each purchase price was allocated to current assets as well as non-current tangible and intangible assets based upon management's judgment as to the fair value using preliminary appraisal and other currently available information. The results of operations of the acquired stations are included in the accompanying statement of operations since the dates of acquisition. The acquisitions were funded with borrowings under the Credit Agreement, proceeds from the sale of stations in Atlantic City, New Jersey and operating funds. The aggregate purchase price was allocated as follows:

(In thousands)
Property and equipment	$3,977
Intangible assets	63,726
Other assets	10

$67,713

2001 Dispositions

        On June 30, 2001, the Company sold two FM radio stations, one AM radio station and the right to program and sell commercial advertising for one FM radio station, all of which serve the Atlantic City/Cape May, New Jersey market, for approximately $19.4 million.

2000 Acquisitions and Dispositions

2000 Acquisitions

        During 2000, the Predecessor Company acquired the assets of 57 FM and 29 AM radio stations from various parties as follows:

Acquisition Date	Seller	Stations	Market Served	Purchase Price
				(In thousands)
Radio Stations:
February 10, 2000	Montachusett Broadcasting, Inc.	1 FM	Worcester, MA	$21,000
March 31, 2000	KSMB/KDYS Radio Broadcasting Company and KVOL Radio Broadcasting Company	2 FM and 2 AM	Lafayette, LA	8,500
April 6, 2000	LifeTalk Broadcasting Association	1 AM	Albuquerque, NM	5,400
April 7, 2000	Montachusett Broadcasting, Inc.	1 FM	Worcester, MA	3,500
April 15, 2000	Broadcasting Partners Holdings, L.P. and subsidiaries	3 FM and 1 AM 3 FM and 1 AM 1 FM and 1 AM 2 FM and 1 AM 1 FM and 4 AM 4 FM 2 FM and 1 AM 1 FM and 1 AM 2 FM and 2 AM 3 FM 1 FM	Buffalo/Niagara Falls, NY Syracuse, NY Ithaca, NY Atlantic City/Cape May, NJ Tyler/Longview, TX Monroe, LA New London, CT New Bedford/Fall River, MA Augusta/Waterville, ME Presque Isle, ME Dennysville/Calais, ME	189,000
April 18, 2000	Venture Broadcasting, Inc.	1 AM	Salt Lake City, UT	600
May 22, 2000	CAT Communications Corporation	1 FM and 1 AM	Worcester, MA	900
June 19, 2000	WBA, Inc.	1 FM	Worcester, MA	12,800
June 28, 2000	Bloomington Broadcasting Holdings, Inc.	3 FM and 1 AM 3 FM and 1 AM 3 FM and 1 AM 2 FM and 3 AM 2 FM and 1 AM	Grand Rapids, MI Columbia, SC Chattanooga, TN Johnson City/Kingsport/ Bristol, TN Bloomington, IL	175,900
July 31, 2000	Liggett Broadcast, Inc. and related entities	4 FM and 2 AM 2 FM 1 FM	Lansing/East Lansing, MI Saginaw/Bay City/Midland, MI Flint, MI	120,900
October 2, 2000	Dick Broadcasting Company, Inc. of Tennessee and related entities	3 FM and 1 AM 2 FM 3 FM and 2 AM	Knoxville, TN Nashville, TN Birmingham, AL	288,600

        The acquisitions were accounted for by the purchase method of accounting and, accordingly, each purchase price was allocated to current assets as well as noncurrent tangible and intangible assets based upon management's judgement as to the fair value using preliminary appraisal and/or other currently available information. The acquisitions were funded with borrowings under the

Restated Credit Agreement, proceeds from the Predecessor Company's February 2000 stock offering proceeds, from the disposition of stations in 1999 and operating funds. The aggregate purchase price, including acquisition costs of approximately $5.2 million, was allocated as follows:

(In thousands)
Property and equipment	$46,276
Intangible assets	779,049
Other assets	6,966

$832,291

2000 Dispositions

        On April 6, 2000, one Albuquerque, New Mexico AM station owned by the Predecessor Company was exchanged for one AM station owned by LifeTalk Broadcasting Association in connection with the April 6, 2000 acquisition disclosed above.

        On July 31, 2000, the Predecessor Company sold one AM station and two FM stations serving the Saginaw/Bay City/Midland, Michigan market for approximately $16.1 million.

Pending Acquisitions

        On March 18, 2002, the Company entered into an asset purchase agreement with Kingfisher County Broadcasting, Inc. and its shareholders to purchase one FM radio station serving Oklahoma City, Oklahoma, for the purchase price of $3.1 million in cash. The Company also entered into a local marketing agreement on April 1, 2002 to operate the station until the purchase is completed.

(4) Discontinued Operations

        In December 1999, the Predecessor Company's management decided to discontinue the operations of its Internet service provider, eFortress, and adopted a plan for the disposition by sale of eFortress. On December 19, 2000, the Predecessor Company entered into an agreement to sell its subscriber list based on a per subscriber amount. In February 2001, the Predecessor Company received approximately $0.9 million for its subscribers. The Predecessor Company discontinued all Internet services in the second quarter of 2001 and as of June 25, 2001, substantially all of the expenses related to the discontinued operations were paid by the Predecessor Company.

        eFortress has been accounted for as a discontinued operation and, accordingly, its results of operations and financial position are segregated for all periods presented in the accompanying consolidated financial statements. Revenue, related losses and income taxes associated with the discontinued operations are as follows:

	1999	2000
	(In thousands)
Revenue	$4,488	$2,801

Loss from discontinued operations before taxes	(4,437)	(1,904)
Loss on disposal of discontinued operations	—	(2,430)
Income tax benefit	(162)	—

Loss and loss on disposal from discontinued operations, net of taxes	$(4,275)	$(4,334)

        The remaining assets and liabilities related to eFortress at December 31, 2000 have been reclassified in the accompanying consolidated balance sheet as follows and recorded in accrued liabilities:

2000
(In thousands)
Accounts receivable, net	$30
Property and equipment, net	1,522
Intangibles, net	2,085
Current liabilities	(3,816)

Accrued liabilities from discontinued operations	$(179)

(5) Property and Equipment

        Property and equipment at December 31 consisted of the following:

Predecessor Company	2000	Estimated Useful Life
	(In thousands)
Land	$15,586	—
Buildings and improvements	28,441	5-30 years
Transmitters, towers and studio equipment	64,497	5-15 years
Office furniture, equipment and vehicles	15,172	3-5 years
Airplane	8,372	5 years
Construction in progress	1,544	—

	133,612
Less accumulated depreciation and amortization	(28,778)

	$104,834

Company	2001	Estimated Useful Life
	(In thousands)
Land	$19,092	—
Buildings and improvements	24,323	3-25 years
Transmitters, towers and studio equipment	58,218	5-10 years
Office furniture, equipment and vehicles	9,967	2-5 years
Airplane	4,292	12 years
Construction in progress	4,094	—

	119,986
Less accumulated depreciation and amortization	(8,369)

	$111,617

(6) Intangible Assets

        Intangible assets at December 31 consisted of the following:

Predecessor Company	2000	Amortization Period
	(In thousands)
FCC licenses	$909,235	15 years
Goodwill	483,911	15 years
Other	7,119	1-13 years

	1,400,265
Less accumulated amortization	(126,745)

	$1,273,520

Company	2001	Amortization Period
	(In thousands)
FCC licenses	$1,199,323	40 years
Goodwill	599,165	40 years
Other, including advertising client base (See Note 2)	402,012	1-6 years

	2,200,500
Less accumulated amortization	(90,675)

	$2,109,825

        The estimated aggregated amortization expense for each of the five years ending December 31, 2006 is as follows: $10.2 million (2002); $6.1 million (2003); $2.4 million (2004); $1.5 million (2005); and $0.7 million (2006).

        The table below compares the net loss reported for the years ended December 31, 1999 and 2000, the period from January 1, 2001 through June 25, 2001, the period from June 26, 2001 through December 31, 2001, the three months ended March 31, 2001 and the three months ended March 31, 2002 as if SFAS No. 142 was adopted on January 1 of each period presented.

	Predecessor Company			Company	Predecessor Company	Company
	Year Ended December 31, 1999	Year Ended December 31, 2000	Period From January 1, 2001 through June 25, 2001	Period From June 26, 2001 through December 31, 2001	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
					(Unaudited)	(Unaudited)
	(In thousands)
Net loss	$(8,928)	$(39,224)	$(149,338)	$(53,635)	$(32,264)	$(90,948)
Goodwill and FCC amortization, net of taxes	25,664	58,306	42,480	52,368	21,240	—

Adjusted net income (loss)	$16,736	$19,082	$(106,858)	$(1,267)	$(11,024)	$(90,948)

(7) Accounts Payable and Accrued Liabilities

      Accounts payable and accrued liabilities at December 31 consisted of the following:

	Predecessor Company 2000	Company 2001
	(In thousands)
Accounts payable	$3,745	$3,969
Compensation and commissions	5,467	5,474
Interest	17,734	3,574
Deferred revenue	485	3,210
Restructuring	—	1,942
Employee benefits	1,198	1,913
Other accrued liabilities	7,500	6,084

	$36,129	$26,166

Restructuring

        Upon the Acquisition, the Company began an assessment of the Company's operations and personnel. Based on the results of this assessment, the board of directors developed a restructuring plan that included hiring a new Chief Executive Officer (CEO) for the Company in March 2002, terminating employees and shutting down the operations supporting the Company's web sites. The Company recorded an accrual for these restructuring activities of approximately $1.9 million in connection with the Acquisition.

        The major components of the restructuring liability were severance costs for the prior CEO who was terminated in April 2002 and severance costs for the termination of 35 employees consisting of corporate and radio station management and other personnel, and other exit costs relating primarily to the shutdown of facilities supporting the Company's web sites. The Company began shutting down the support operations for its internal web sites in April 2002 and completed the shut down in May 2002. For the three months ended March 31, 2002, the Company paid approximately $0.1 million for severance and termination benefits and approximately $0.1 million for other exit costs, and the remaining accrual balances at March 31, 2002 were approximately $1.3 million and $0.4 million, respectively. Substantially all of the remaining liability as of March 31, 2002 is expected to be paid in the year ended December 31, 2002.

(8) Notes Payable

        On December 17, 1999, the Predecessor Company repaid all amounts borrowed under its previous financing agreement and entered into a new credit facility, which provided for the origination of term loans at any time during the period from December 17, 1999 to December 15, 2000, in an aggregate principal amount not in excess of $250.0 million and revolving loans at any time and from time to time prior to March 31, 2007 (subject to extension to December 31, 2007), in an aggregate principal amount at any one time outstanding not in excess of $150.0 million. Of the $150.0 million, which was available in the form of revolving loans under the revolving credit facility, until March 31, 2000, up to $75.0 million of the revolving credit facility was available in the form of letters of credit and after March 31, 2000, up to $50.0 million was available in the form of letters of credit.

        On February 10, 2000, the Predecessor Company's credit facility was amended and restated, increasing the total commitment from $400.0 million to $500.0 million. The $100.0 million increase was allocated $75.0 million to the revolving loans and $25.0 million to the term loans.

        On October 2, 2000, the Predecessor Company completed a Second Amended and Restated Credit Agreement (the "Restated Credit Agreement"), which replaced the original credit facility. The Restated Credit Agreement provided for (a) term loans at any time prior to December 15, 2000 in an aggregate principal amount not in excess of $525.0 million and (b) revolving loans at any time and from time to time prior to March 31, 2006, in an aggregate principal amount at any one time outstanding not in excess of $225.0 million. Of the $225.0 million which was available in the form of revolving loans, up to $50.0 million could be made available in the form of letters of credit.

        The Restated Credit Agreement provided for mandatory prepayments upon the happening of certain events. One such event related to the Predecessor Company's excess cash flow as defined in the Restated Credit Agreement. The prepayment was 50% of the Predecessor Company's excess cash flow computed on a fiscal year end basis and was required if the Predecessor Company's leverage test was greater than 5.0 to 1.0. The excess cash flow computation, computed as of December 31, 2000, required the Predecessor Company to prepay approximately $16.5 million under the Restated Credit Agreement in the first quarter of 2001. The Predecessor Company borrowed approximately $16.0 million under the revolving loans and used internally generated funds to prepay the amount due.

        At December 31, 2000, the Predecessor Company's outstanding balance under the Restated Credit Agreement was $650.0 million and interest was payable at a rate between 9.375% and 9.875%. In addition, the Restated Credit Agreement provided for up to $50.0 million of letters of credit. On December 31, 2000, letters of credit in the aggregate amount of approximately $3.2 million were issued and outstanding.

        The Restated Credit Agreement also required that no less than 50% of the Predecessor Company's long-term indebtedness be subject to fixed interest rates. The Predecessor Company entered into the following one-year interest rate swap transactions in order to convert a portion of its variable rate debt into fixed rate debt.

Transaction Date	Notional Amount	Fixed Rate	Variable Rate December 31, 2000
	(In thousands)
June 30, 2000	$25,000	7.055%	6.4381%
August 31, 2000	40,000	6.855%	6.7488%
November 21, 2000	135,000	6.530%	6.7506%

        The Predecessor Company incurred interest expense based on the notional amounts at the fixed rates and received interest income at the variable rates. The variable rates were based on LIBOR and were adjusted quarterly.

        In connection with the Acquisition discussed at Note 1, all of the Predecessor Company's debt outstanding under the Restated Credit Agreement and any amounts due under the one-year interest rate swap transactions were repaid. The Company entered into a new credit facility (the "Credit Agreement") dated as of April 3, 2001. The Credit Agreement provided for the making of (a) term loans on the date of Acquisition (June 26, 2001) in the form of a $250.0 million Term A Loan and a $250.0 million Term B Loan (collectively know as the "Term Loan Facility") and (b) revolving loans (the "Revolving Loan Facility") at any time on or after the date of Acquisition and from time to time prior to June 26, 2008 in an aggregate principal amount at any one time outstanding not in excess of $200.0 million. Of the $200.0 million, which is available under the Revolving Loan Facility, up to $75.0 million may be made available in the form of letters of credit. The letters of credit are a sub-facility of the Revolving Loan Facility and the total amount of letters of credit and revolving loans outstanding at any one time cannot exceed the total amount available under the Revolving Loan Facility. At December 31, 2001, the Company had no letters of credit outstanding. In addition, the Company may, prior to the third anniversary of the date of the Acquisition, solicit incremental revolving and term loans not to exceed $400.0 million.

        The Credit Agreement bears interest at a rate equal to the applicable margin plus either (a) the greatest of (i) the per annum rate of interest publicly announced from time to time by JPMorgan Chase Bank ("JPMorgan") in New York, New York, as its prime rate of interest (the "Prime Rate"), (ii) the federal funds effective rate plus 0.50% or (iii) the base CD rate in effect on such day plus 1% (with the greatest of (i), (ii) or (iii) being referred to as "ABR"), or (b) a rate determined by JPMorgan to be the Eurodollar Base Rate. The Eurodollar Base Rate is equal to the rate at which

JPMorgan is offered dollar deposits in the interbank Eurodollar market. The applicable margins for the Term A Loan and revolving loans range between 0.50% and 2.00% for ABR borrowings and between 1.50% and 3.00% for Eurodollar borrowings, depending on the Company's total senior indebtedness ratio. The applicable margin for the Term B Loan ranges between 1.75% and 2.25% for ABR borrowings and between 2.75% and 3.25% for Eurodollar borrowings depending on the Company's senior indebtedness ratio. As of December 31, 2001, the Company had selected the Eurodollar Base Rate on all outstanding loans, and the margin for the Term A Loan and revolving loans was 2.75% and the margin for the Term B Loan was 3.00%. Below is a table that sets forth the current rates and the amounts borrowed under the Credit Agreement as of December 31, 2001.

Type of Borrowing	Amount of Borrowing	Interest Rate as of December 31, 2001
	(In thousands)
Term A	$250,000	4.85%
Revolving Loan	21,000	4.85%
Revolving Loan	10,000	4.66%
Revolving Loan	25,500	4.74%
Term B	250,000	5.29%

        The maturity date for the Term A Loan is June 26, 2008. The maturity date of the Term B Loan is June 26, 2009. In addition, mandatory prepayments must be made under the Term Loan Facility upon the occurrence of certain events.

        The required aggregate principal payments for the Term A and B Loans as of December 31, 2001 are as follows:

	Term A	Term B	Total
	(In thousands)
2002	$—	$—	$—
2003	18,750	1,250	20,000
2004	43,750	2,500	46,250
2005	50,000	2,500	52,500
2006	50,000	2,500	52,500
Thereafter	87,500	241,250	328,750

	$250,000	$250,000	$500,000

        Additional borrowings may be made under the Revolving Loan Facility, subject to the satisfaction of certain conditions, for general corporate purposes, including for working capital, capital expenditures and to finance permitted acquisitions. The Revolving Loan Facility must be paid in full on or before June 26, 2008. In addition, mandatory prepayments must be made under the Credit Agreement (i) with proceeds in excess of $30.0 million from certain asset sales and specified debt issuances and (ii) commencing with the fiscal year ending December 31, 2003 if certain conditions are met, with 50% of excess cash flow, as defined. As of December 31, 2001, $143.5 million was available under the Revolving Loan Facility.

        The Credit Agreement is collateralized by a pledge of the common stock of the Company and the common stock of Citadel Broadcasting. Various debt covenants place restrictions on, among other things, indebtedness, acquisitions, dividends, capital expenditures and the sale or transfer of assets. The debt covenant provisions also require the Company to meet certain financial ratio tests, such as a maximum senior indebtedness leverage test, minimum senior interest coverage test and minimum fixed charges coverage test. At December 31, 2001, the Company was in compliance with all covenant provisions.

        During the quarter ended March 31, 2002, the Company repaid $5.5 million in revolving loans and issued a letter of credit of approximately $0.2 million in connection with a pending radio station acquisition in Oklahoma City, Oklahoma. The following table sets forth the amounts outstanding under the Credit Agreement as of March 31, 2002.

Type of Borrowing	Amount of Borrowing	Interest Rate as of March 31, 2002
	(In thousands)
Term A	$250,000	4.71%
Revolving Loan	28,500	4.71%
Revolving Loan	22,500	4.66%
Term B	250,000	4.91%

(9) Subordinated Debt

        On July 3, 1997, the Predecessor Company completed the issuance of $101.0 million of its 10 1/4% Senior Subordinated Notes ("1997 Notes") due 2007. Interest is payable semi-annually. The 1997 Notes are shown net of unamortized discount of $2.1 million at December 31, 2000. The Predecessor Company, in connection with the Acquisition, repurchased substantially all of its 1997 Notes at a purchase price of $1,086.74 per note. All restrictive covenants under the 1997 Notes were eliminated as part of the repurchase. The Company intends to redeem the remainder of its 1997 Notes during 2002 in accordance with the terms of the 1997 Notes, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 1, 2002 at a redemption price of 105.125%, plus accrued interest and unpaid interest, if any, to the date of the redemption. As of December 31, 2001, 1997 Notes totaling $30 thousand are included in current maturities of other long-term obligations.

        On November 19, 1998, the Predecessor Company completed the issuance of $115.0 million of its 9 1/4% Senior Subordinated Notes ("1998 Notes") due in 2008. Interest was payable semi-annually. The 1998 Notes are shown net of unamortized discount of $2.9 million at December 31, 2000. The Predecessor Company, in connection with the Acquisition, repurchased all of its 1998 Notes at a purchase price of $1,116.97 per note.

        In connection with the extinguishment of the 1997 Notes and 1998 Notes, the Predecessor Company recorded an extraordinary loss of approximately $39.1 million, which included the write-off of approximately $7.8 million in deferred financing costs in the period from January 1, 2001 through June 25, 2001. There was no tax benefit associated with the extraordinary loss.

(9) Subordinated Debt

        The aggregate Senior Subordinated Notes payable at December 31, 2000 were as follows:

2000
(In thousands)
1997 Notes	$101,000
1998 Notes	115,000

216,000
Less unamortized discount	(5,031)

$210,969

        On June 26, 2001, the Company completed the issuance of $500.0 million of 6% Subordinated Debentures ("6% Debentures") to two partnerships affiliated with FL&Co. The partnerships immediately distributed the debentures to their respective limited partners. The 6% Debentures are subordinate and junior in right of payment to the Notes Payable discussed in Note 8. Interest is payable semi-annually on the 30th day of June and the 31st day of December in each year, computed on the basis of a 360-day year of twelve 30-day months at an annual rate of 6%. The 6% Debentures are due June 26, 2012, June 26, 2013 and June 26, 2014 in amounts of approximately $166.7 million, $166.7 million and $166.7 million, respectively.

(10) Shareholders' Equity

Common and Preferred Stock

        On June 25, 1999, the Predecessor Company completed a stock offering of 11,500,000 shares of its common stock at $29.95 per share. Of such shares, 5,000,000 shares were sold by the Predecessor Company and 6,500,000 shares were sold by certain shareholders of the Predecessor Company. Total proceeds of the offering, net of underwriting discounts and commissions, were approximately $322.9 million, of which proceeds to the Predecessor Company were approximately $140.4 million and proceeds to the selling shareholders were approximately $182.5 million. Total underwriting discounts and commissions were approximately $13.5 million.

        On February 11, 2000, the Predecessor Company sold 4,750,000 shares of its common stock at a price of $51.50 per share. On February 17, 2000, an additional 300,000 shares of common stock were sold by certain shareholders of the Predecessor Company at the same price following a partial exercise of the underwriters' overallotment option. Total proceeds of the offering, net of underwriting discounts and commissions, were approximately $249.6 million, of which proceeds to the Predecessor Company were approximately $234.8 million and proceeds to the selling shareholders were approximately $14.8 million. The total underwriting discounts and commissions were approximately $10.5 million.

        On June 26, 2001, the Predecessor Company was acquired by Citadel Broadcasting Corporation through the merger of Acquisition Corp. into Citadel Communications, with Citadel Communications as the surviving company. In accordance with the merger agreement, each outstanding share of common stock of Citadel Communications was converted, at the date of acquisition, into the right to receive $26.00 in cash and each share of such common stock was cancelled, retired and ceased to exist. By virtue of the merger, the outstanding common shares of Acquisition Corp. were converted into the outstanding shares of Citadel Communications.

        Citadel Broadcasting Corporation was incorporated in Delaware in 1993 but did not have any business or assets until it was capitalized by partnerships affiliated with FL&Co. in connection with the Acquisition. The initial capitalization consisted of 96,134,329 Class A common shares at approximately $10.51 per share and 7,485,596 Class B common shares at $3.50 per share for a total capital contribution of approximately $1,036.2 million. The Class B common shares were acquired by officers or employees of Citadel Communications at the time of the Acquisition and a portion of the purchase price included full recourse notes of approximately $4.5 million for the shares (the "Shareholder Notes"). The Shareholder Notes bear interest at 5.02%. The Shareholder Notes and accrued interest are reported as a reduction to the Company's shareholders' equity. In February 2002, the Company and the CEO agreed that the CEO would purchase $4.0 million of shares of the Company's Class B common stock in connection with his joining the Company. The CEO paid for these shares in April 2002. In April 2002, the Company repurchased all of the Class B common stock held by a former executive for $13.0 million.

        In connection with a liquidation and other distributions, shares of Class A have preference over shares of Class B with respect to return of capital amounts and shares of Class A have preference over shares of Class B with respect to additional distributions, up to a specified dollar amount per share. Class B shares are the subject of a shareholder's agreement under which each share, until vested, is subject to repurchase upon termination of employment. The Class B shares that management other than the CEO purchased vest at a rate of 20% per year beginning June 26, 2002. Twenty-five percent of the CEO's Class B common stock vested on March 4, 2002, and the remaining stock that he purchased vests at a rate of 25% per year beginning March 2003. Further, under the shareholder's agreement, shares of Class B common stock held by shareholders other than FL&Co. will only be transferable together with shares transferred by FL&Co. until FL&Co.'s ownership falls below 20%. Immediately prior to an initial public offering, the outstanding shares of Class B may be exchanged for shares of Class A and the shares of Class A will be redesignated as common stock. The initial capitalization of Citadel Broadcasting Corporation also included the rollover of 613,220 shares of the common stock of Citadel Communications, held prior to the merger, into stock of Citadel Broadcasting Corporation. These shares were held by certain members of Citadel Communications' management and, therefore, the Company has recorded a reduction of additional paid-in-capital of approximately $37.4 million (the "reduction for carryover of predecessor cost basis") to reflect investments made by these pre-merger shareholders of Citadel Communications in Citadel Broadcasting Corporation at the cost basis of their investment in Citadel Communications.

Deferred Stock Compensation

        In September 1998, the Predecessor Company entered into stock option award agreements with several key employees. The terms of the agreements provided for options to purchase 114,000 shares of common stock at an exercise price of $16.00 per share which vest over a five-year period. The fair market value on the date of grant was $25.813 per share. Accordingly, the Predecessor Company was amortizing to compensation expense $1.1 million ratably over the five-year vesting period, which represented the difference between the exercise price and fair market value. Due to the Acquisition, the Predecessor Company expensed all remaining deferred compensation related to the agreements as of June 25, 2001. The Predecessor Company recognized compensation expense under the agreements of approximately $0.2 million, $0.2 million and $0.6 million for the years ended December 31, 1999 and 2000 and the period January 1, 2001 through June 25, 2001, respectively.

        In July of 1999, the shareholders approved the Predecessor Company's 1999 Long-Term Incentive Plan, (the "1999 Incentive Plan"), which was intended to be the primary long-term incentive vehicle for senior management. Under the 1999 Incentive Plan, each participant received an option to acquire a certain number of shares of the Predecessor Company's common stock based on meeting certain stock price performance criteria, and once the criteria had been met, the earned portions of the options vested over five years. The exercise price of options granted was $29.25 per share. During the performance period, the shares subject to the option were earned in one-fifth increments for each increase in average stock price (with the average calculated over 20 consecutive trading days) equal to one-fifth of the difference between the option's doubled exercise price and the option exercise price.

        Options to purchase a total of 1,750,000 shares of common stock at an exercise price of $29.25 were authorized under the 1999 Incentive Plan. As of December 31, 2000, 1,400,000 or four-fifths of the options had met the performance criteria. The difference between the exercise price of the options and the fair market value of the Predecessor Company's common stock, which ranged between $36.50 and $60.00 per share, at the date the options met the performance criteria, had been recorded as deferred compensation of approximately $27.6 million. The compensation expense was to be amortized over the five year vesting period. Due to the Acquisition, the Predecessor Company expensed all remaining deferred compensation related to the 1999 Incentive Plan as of June 25, 2001. The Predecessor Company recognized compensation expense of approximately $1.5 million, $11.9 million and $14.2 million for the years ended December 31, 1999 and 2000 and the period from January 1, 2001 through June 25, 2001, respectively.

        In March 2002, the Company granted 4,150,000 options to purchase Class A common stock to its CEO. The options have a term of ten years and have a per share exercise price of $3.50. These options are generally only exercisable by the CEO during his lifetime and are not transferrable. One-quarter of the options vested on the grant date, and an additional one-quarter will vest on each of the first, second and third anniversaries of the grant date. In addition, the CEO is required to enter into a shareholder's agreement, which generally provides that the Class A common shares issued upon exercise of the options may not be sold, assigned or otherwise transferred, except by will or in accordance with the shareholder's agreement. At the grant date, the fair value of the common stock was in excess of the exercise price. The difference between the fair value and the exercise price is being charged to compensation expense over the vesting period. In the three months ended March 31, 2002, such expense was approximately $5.8 million.

Stock Option Plan

        On June 28, 1996, the Predecessor Company adopted the Citadel Communications Corporation 1996 Equity Incentive Plan (the "Plan") pursuant to which the Predecessor Company's board of directors could grant stock options to officers, employees, directors, consultants and advisors. At December 31, 2000, the total number of shares of common stock that remained authorized, reserved and available for issuance under the Plan, as amended, was 88,692 shares, not including shares underlying outstanding grants. Stock options were generally granted with an exercise price equal to the new common stock's fair market value at the date of grant, with the exception of the 114,000 options granted during September 1998 for which compensation expense was recorded. Generally, stock options granted under the Plan vested ratably over a five-year period commencing one year after the date of grant or vested immediately, as determined by the Predecessor Company's board of directors at the date of grant, and expired on the earlier of ten years from the date of grant or termination of employment.

        On July 27, 1999, the Predecessor Company's shareholders approved the 1999 Incentive Plan pursuant to which the Predecessor Company's board of directors granted options to purchase 1,750,000 shares of common stock to certain executive officers of the Company, subject to meeting certain performance criteria under the plan. As of December 31, 2000, options to purchase 1,400,000 shares of common stock were earned as the performance criteria under the 1999 Incentive Plan were met. The options vested over a five-year period commencing one year from the date the options were earned and expired on the earlier of ten years from the date granted or termination of employment.

        As part of the Acquisition, all outstanding stock options were vested and option holders were paid the difference, if any, of $26.00 over the exercise price in cancellation of such options. Each option holder that had options with an exercise price in excess of $26.00, received a total of $10.00 for all such options and the options were canceled. The aggregate payment to the option holders of approximately $26.9 million is included in the Predecessor Company's Statement of Operations as a non-recurring merger charge in the period from January 1, 2001 through June 25, 2001.

        Stock option activity for the Predecessor Company is summarized as follows:

	Options	Weighted Average Exercise Price Per Share	Exercisable Options
Outstanding December 31, 1998	2,824,633	$4.38	1,753,681
Granted (1)	1,712,400	30.05	—
Exercised	(1,102,441)	2.72	—
Canceled	(27,173)	13.27	—

Outstanding December 31, 1999	3,407,419	17.75	1,167,002
Granted	916,250	20.97	—
Exercised	(396,926)	4.71	—
Canceled	(96,150)	21.85	—

Outstanding December 31, 2000	3,830,593	19.77	1,384,950
Granted	—	—	—
Exercised	(1,768,843)	4.49	—
Canceled	(2,061,750)	30.89	—

Outstanding June 25, 2001	—	$—	—

(1)
Only 1,400,000 options, which met the performance criteria under the 1999 Incentive Plan, are reflected in the total for granted options.

        The weighted average fair values of options granted in 1999 and 2000 were $46.18 and $20.97 per share, respectively.

(11) Exchangeable Preferred Stock

        On July 3, 1997, Citadel Broadcasting completed the sale of 1,000,000 shares of 13 1/4% Exchangeable Preferred Stock ("Exchangeable Preferred Stock") for $100.0 million. The Exchangeable Preferred Stock has a liquidation preference of $100 per share, plus accumulated and unpaid dividends. Dividends on the Exchangeable Preferred Stock accrue at the rate of 13 1/4% per annum and are payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1998. On or prior to July 1, 2002, dividends are payable in additional shares of Exchangeable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends, or, at the option of Citadel Broadcasting, in cash.

        On August 2, 1999, Citadel Broadcasting redeemed approximately 35% of its issued and outstanding Exchangeable Preferred Stock. Total shares redeemed were approximately 452,000 at a redemption price of $113.25 per share for a total of approximately $51.2 million. In addition, Citadel Broadcasting paid approximately $0.5 million of accrued dividends on the redeemed shares.

        On April 6, 2000, Citadel Broadcasting repurchased approximately 14,900 shares of its issued and outstanding Exchangeable Preferred Stock at a price of $112.75 per share for a total of approximately $1.7 million.

        In connection with the Acquisition, Citadel Broadcasting repurchased substantially all of the remaining shares of its issued and outstanding Exchangeable Preferred Stock at a price of $121.063 per share for a total cost of approximately $123.1 million, which amount included a premium of approximately $20.2 million. All restrictive covenants under the Exchangeable Preferred Stock were eliminated as part of the repurchase.

        The Exchangeable Preferred Stock is presented net of unamortized issuance costs of approximately $3.9 million at December 31, 2000. The Exchangeable Preferred Stock includes accrued dividends at December 31, 2000 and 2001 of approximately $6.2 million and $2,000, which were paid in 62,183 additional shares of Exchangeable Preferred Stock on January 1, 2001 and 24 additional shares of Exchangeable Preferred Stock on January 1, 2002. During 2000, dividends were paid in 55,621 additional shares on January 1, 2000 and 58,319 additional shares on July 1, 2000. At December 31, 2000 and 2001, 938,609 and 368 shares were issued and outstanding, respectively. Citadel Broadcasting intends to redeem all remaining shares of Exchangeable Preferred Stock during 2002 at a redemption price of 107.729% per share of preferred stock, plus accrued and unpaid interest, if any, to the date of redemption.

(12) Non-Recurring Merger Charges

        In connection with the Acquisition, the Predecessor Company incurred approximately $40.6 million in merger related charges during the period January 1, 2001 through June 25, 2001. The major components of the merger costs were approximately $26.9 million in payments to stock option holders in cancellation of their options, approximately $9.8 million paid to the financial advisor of the Predecessor Company and approximately $3.9 million primarily for legal and other professional services.

(13) Income Taxes

        The income tax benefit in 1999, 2000 and the period from January 1, 2001 through June 25, 2001 represents the net utilization of deferred tax liabilities established at the date of acquisition due to the differences in the tax bases and the financial statement carrying amounts of intangibles acquired in stock-based acquisitions offset by state franchise tax expense. The income tax benefit for the period June 26, 2001 through December 31, 2001 represents the net utilization of deferred tax liabilities established at the date of the Acquisition due to differences in the tax bases and the financial statement carrying amounts of intangibles and property and equipment due to a stock-based acquisition offset by state franchise tax expense.

        At December 31, 2001, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $207.4 million. The federal net operating loss carryforwards begin to expire in 2011 and the state net operating loss carryforwards expire at various times depending on the respective state tax laws. Utilization of such net operating losses are subject to certain limitations under federal and state income tax laws.

        Based upon the periods in which taxable temporary differences are anticipated to reverse, at December 31, 2001 management believes it is more likely than not that the Company will realize the benefits of these deductible differences, including the net operating losses. Accordingly, the Company believes that no valuation allowance is required for the deferred tax assets as of December 31, 2001.

        Upon the adoption of SFAS No. 142 on January 1, 2002, the Company recorded a non-cash deferred income tax expense of approximately $82.8 million which would not have been required prior to the adoption. This non-cash charge was recorded to increase the valuation allowance related to the net operating losses. As a result of the adoption of SFAS No. 142, amortization of certain intangible assets will no longer be required. Therefore, the reversing of these taxable temporary differences will not occur during the carryforward period and a valuation allowance is now required.

        The Company transferred the advertising client base intangible and its related deferred tax liability of $119.5 million to goodwill upon the adoption of SFAS No. 141 and SFAS No. 142.

        The components of the income tax benefit for the years ended December 31, 1999 and 2000 and for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001 are as follows:

	Predecessor Company			Company
	1999	2000	January 1, 2001 through June 25, 2001	June 26, 2001 through December 31, 2001
	(In thousands)
Current tax expense/(benefit):
Federal	$143	$(234)	$—	$—
State	803	740	(5)	525

	946	506	(5)	525

Deferred tax benefit:
Federal	(2,204)	(3,849)	(2,395)	(27,992)
State	(389)	(679)	(423)	(3,330)

	(2,593)	(4,528)	(2,818)	(31,322)

Total income tax benefit	$(1,647)	$(4,022)	$(2,823)	$(30,797)

        A reconciliation of the income tax benefit as compared to the tax benefit calculated by applying the federal statutory rate (34%) for 1999 and 2000 and (35%) for 2001 to the loss from continuing operations before income taxes for the years ended December 31, 1999, 2000 and for the periods January 1, 2001 through June 25, 2001 and June 26, 2001 through December 31, 2001 are as follows:

	Predecessor Company			Company
	1999	2000	January 1, 2001 through June 25, 2001	June 26, 2001 through December 31, 2001
	(In thousands)
Federal statutory rate applied to the loss from continuing operations before income taxes	$(2,142)	$(13,230)	$(38,442)	$(29,551)
State tax/(benefit), net of federal benefit/tax and franchise taxes	530	488	(3)	(2,806)
Amortization of non-deductible goodwill	1,045	1,703	1,040	1,428
Nondeductible meals and entertainment	78	255	128	132
Effect of the ability to utilize net operating loss carryforwards	(1,158)	6,762	34,454	—

	$(1,647)	$(4,022)	$(2,823)	$(30,797)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, liabilities and the valuation allowance at December 31 are as follows:

	Predecessor Company 2000	Company 2001
	(In thousands)
Deferred tax assets:
Receivables, principally due to allowance for doubtful accounts	$1,132	$1,810
Net operating loss carryforwards	32,447	80,880
Accrued liabilities and other obligations not currently deductible	1,982	6,708
Unrealized loss on hedging contract	413	—
Intangible assets; differences in book and tax amortization	5,159	—
Compensation related to stock options	5,619	—
Other	564	632

Total deferred tax assets	47,316	90,030
Valuation allowance	(39,688)	—

Net deferred tax assets	7,628	90,030

Deferred tax liabilities:
Property and equipment	(7,628)	(13,020)
Intangible assets	(74,875)	(361,099)

Total deferred tax liabilities	(82,503)	(374,119)

Net deferred tax liability	$(74,875)	$(284,089)

        At December 31, 2001, the Company has an alternative minimum tax ("AMT") credit carryforward of approximately $0.5 million. AMT credits are available to be carried forward indefinitely and may be utilized against regular federal tax to the extent they do not exceed computed AMT calculations.

(14) Supplemental Financial Information

        The Predecessor Company paid cash of approximately $23.1 million, $40.8 million and $49.4 million for interest and approximately $0.7 million, $1.0 million and $0.5 million for income taxes for the years ended December 31, 1999 and 2000 and for the period from January 1, 2001 through June 25, 2001, respectively. The Company paid cash of approximately $29.7 million for interest and approximately $0.3 million for income taxes for the period from June 26, 2001 through December 31, 2001.

        The Predecessor Company acquired approximately $0.5 million and $0.4 million of property and equipment through barter transactions for the year ended December 31, 2000 and the period from January 1, 2001 through June 25, 2001, respectively. The Company acquired approximately $0.3 million of property through barter transactions for the period from June 26, 2001 through December 31, 2001.

        Barter revenue included in gross broadcasting revenue and barter expenses included in station operating expenses amounted to approximately $18.3 million and $19.2 million, and $11.7 million and $16.8 million for the years ended December 31, 1999 and 2000, respectively. Barter revenue included in gross broadcasting revenue and barter expenses included in station operating expenses amounted to approximately $5.2 million and $11.2 million, respectively, for the period from January 1, 2001 through June 25, 2001 and $6.2 million and $9.8 million, respectively, for the period from June 26, 2001 through December 31, 2001.

        The Predecessor Company reported differences between tax bases and fair values of intangible assets and fixed assets acquired in stock-based acquisitions of approximately $23.9 million and $33.8 million for the years ended December 31, 1999 and 2000, respectively.

        In April 2002, the Company received the $4.0 million in cash from the CEO for the purchase of the Class B common shares that were sold to him in March 2002. The amount due from the CEO is included in due from related parties as of March 31, 2002.

        A summary of additions and deductions related to the allowance for doubtful accounts for the years ended December 31, 1999 and 2000 and for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001 is as follows.

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
	(In thousands)
Predecessor Company
Year ended December 31, 1999	$1,187	$6,694	$(5,446)	$2,435
Year ended December 31, 2000	2,435	7,615	(7,229)	2,821
January 1, 2001 through June 25, 2001	2,821	5,020	(3,370)	4,471
Company
June 26, 2001 through December 31, 2001	4,471	4,053	(4,362)	4,162

(15) Fair Value of Financial Instruments

        The following summary presents a description of the methodologies and assumptions used to determine the estimated fair values for the Company's financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments".

Limitations

        Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. They are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

        Since the fair value is estimated as of December 31, 2001, the amounts that will actually be realized, or paid at settlement or maturity of the instruments, could be significantly different.

        The Company's significant financial instruments and the methods used to estimate their fair values are as follows:

          Cash Equivalents, Accounts Receivable, Accounts Payable, Due From Related Parties and Accrued Liabilities: The carrying amount is assumed to be the fair value because of the liquidity or short-term maturity of these instruments.

          Notes Payable, Exchangeable Preferred Stock and Other Long-Term Obligations: The terms of the Company's Notes Payable, Exchangeable Preferred Stock and Other Long-Term Obligations approximate the terms in the marketplace at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

        The Company believes that it is not practicable to estimate the fair value of the 6% Debentures because of (i) the fact that the 6% Debentures were issued in connection with the issuance of the original equity of the Company at the date of Acquisition as an investment unit, (ii) the related party nature of the 6% Debentures and (iii) the lack of comparable securities.

(16) Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, or other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Litigation

        The Company is involved in certain legal actions and claims that arose in the ordinary course of the Company's business. Management believes that such litigation and claims will be resolved without a material effect on the Company's financial position and results of operations.

Lease Commitments

        The Company leases certain studio buildings, tower sites, transmitters and equipment, automobiles and office equipment. The following is a schedule by year of future minimum rental payments required under operating leases that have an initial or remaining noncancelable lease term in excess of one year as of December 31, 2001.

Year Ended	Commitments	Sublease Rentals	Net Lease Commitments
	(In thousands)
2002	$5,338	$(208)	$5,130
2003	4,580	(114)	4,466
2004	4,051	(117)	3,934
2005	3,093	(111)	2,982
2006	2,342	(91)	2,251
Thereafter	11,402	(378)	11,024

	$30,806	$(1,019)	$29,787

        Total rental expense was approximately $3.5 million and $4.1 million for the years ended December 31, 1999 and 2000, respectively, and approximately $2.4 million and $2.8 million for the period from January 1, 2001 through June 25, 2001 and for the period from June 26, 2001 through December 31, 2001, respectively.

Defined Contribution Plan

        The Company has a defined contribution 401(k) plan for all employees who are at least 21 years of age and, if full time, have satisfied a 60 day waiting period, or, if part time, have worked at least 1,000 hours. Under the 401(k) plan, employees can contribute up to 20% of their compensation, subject to the maximum contribution allowed by the Internal Revenue Code. Participants vest immediately in their contributions. The Company may make discretionary contributions as approved by the board of directors. Only participants who have worked for the Company for at least 12 months are eligible for Company contributions, and Participants' rights to amounts contributed by the Company vest on a graded schedule over a five-year period. During the years ended December 31, 1999 and 2000, and the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001, the Company contributed approximately $0.5 million, $1.0 million, $0.7 million and $0.7 million respectively, which represented a two percent matching of employee contributions to the 401(k) plan.

(17) Subsequent Events

        The Company is currently pursuing an initial public offering which it expects to be completed during the third quarter of 2002.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

              Shares

Citadel Broadcasting
Corporation

Common Stock

[LOGO]

Goldman, Sachs & Co.

Credit Suisse First Boston

Deutsche Bank Securities

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

JPMorgan

Wachovia Securities

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby (other than underwriting discounts and compensation), all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee, and the New York Stock Exchange listing application fee, are estimated.

Securities and Exchange Commission registration fee.	$52,900
National Association of Securities Dealers, Inc. filing fee	$30,500
New York Stock Exchange listing application fee	*
Printing and engraving fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Transfer Agent and Registrar fees and expenses	*
Miscellaneous expenses	*

Total	*

*
To be filed by amendment.

        All expenses incurred in connection with the issuance and distribution of the common stock registered hereby (other than underwriting discounts and compensation), including shares of common stock of certain stockholders of the Registrant, will be borne by the Registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Restated Certificate of Incorporation and Amended and Restated By-Laws of the Registrant provide that the directors and officers of the Registrant shall be indemnified by the Registrant to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Registrant, except with respect to any matter that such director or officer has been adjudicated not to have acted in good faith or in the reasonable belief that his action was in the best interests of the Registrant.

        The Registrant intends to enter into agreements to indemnify its directors and officers prior to this offering in addition to the indemnification provided for in the Restated Certificate of Incorporation and Amended and Restated By-Laws. These agreements, among other things, will indemnify the Registrant's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Registrant or an affiliate of the Registrant.

        Policies of insurance are maintained by the Registrant under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        During the three years preceding the filing of this registration statement, the Registrant has not sold shares of its common stock without registration under the Securities Act, except as described below.

        In January 2001, in connection with the Registrant's initial capitalization, the Registrant issued 34 shares of common stock to Forstmann Little & Co. Equity Partnership—VI, L.P. ("Equity-VI") for an aggregate purchase price of $34; 33 shares of common stock to Forstmann Little & Co. Equity Partnership—VII, L.P. ("Equity-VII") for an aggregate purchase price of $33; 17 shares of common stock to Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P ("MBO-VII") for an aggregate purchase price of $17; and 16 shares of common stock to Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII ("MBO-VIII") for an aggregate purchase price of $16. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only four entities. In June 2001, in connection with the Registrant's acquisition of Citadel Communications Corporation, these shares of common stock were reclassified into shares of the Registrant's class A common stock.

        In June 2001, in connection with the Registrant's acquisition of Citadel Communications, the Registrant issued to MBO-VII $352,490,566 aggregate principal amount of 6% Series A-1 Debentures due June 26, 2012, 6% Series B-1 Debentures due June 26, 2013 and 6% Series C-1 Debentures due June 26, 2014. In June 2001, the Registrant also issued to MBO-VIII $147,509,434 aggregate principal amount of 6% Series A-2 Debentures due June 26, 2012, 6% Series B-2 Debentures due June 26, 2013 and 6% Series C-2 Debentures due June 26, 2014. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only two entities.

        In June 2001, in connection with the Registrant's acquisition of Citadel Communications, the Registrant issued 43,461,647 shares of Class A common stock to Equity-VI for an aggregate purchase price of $456,613,668; 13,945,292 shares of Class A common stock to Equity-VII for an aggregate purchase price of $146,511,038; 27,302,079 shares of Class A common stock to MBO-VII for an aggregate purchase price of $286,839,169; and 11,425,311 shares of Class A common stock to MBO-VIII for an aggregate purchase price of $120,035,790. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only four entities.

        In June 2001, in connection with the Registrant's acquisition of Citadel Communications, the Registrant issued an aggregate of 7,485,596 shares of its class B common stock to 15 employees (and two entities controlled by one employee) of the Registrant. The aggregate purchase price for these shares was $26,199,586, $15,943,720 of which was paid for using an aggregate of 613,220 shares of common stock of Citadel Communications and $4,474,590 of which was paid for with promissory notes issued by the purchasers to the Registrant. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only a small group of employees (and two entities controlled by one employee).

        In February 2002, the Registrant agreed with Farid Suleman that he would purchase $4.0 million of the Registrant's class B common stock in connection with his joining the Registrant in March 2002, and he paid for these shares in April 2002. The aggregate purchase price for the 1,143,000 shares of class B common stock acquired by Mr. Suleman was $4,000,500. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because it did not involve a public offering as the shares were offered and sold to only one employee.

        Immediately before the closing of this offering, we will be recapitalized as follows:

  •
  each outstanding share of Class B common stock will be exchanged for            shares of Class A common stock;
  •
  the Class A common stock will be redesignated as common stock; and
  •
  the certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share.

        Registration under the Securities Act will not be required in respect of issuances pursuant to this recapitalization because they will be made exclusively to existing holders of our securities and will not involve any solicitation. Therefore, these issuances will be exempt from registration under the Securities Act pursuant to section 3(a)(9) of the Securities Act.

        No other sales of our securities have taken place within the last three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

        The following exhibits are filed with this registration statement.

No.	Description
1.1	Form of Underwriting Agreement, by and among the Registrant, the selling stockholders named therein and the underwriters named therein.**
2.1	Agreement and Plan of Merger, dated as of January 15, 2001, by and between Citadel Communications Corporation and the Registrant.*
2.2	Letter Agreement dated January 15, 2001 by and between Citadel Communications Corporation and the Registrant.*
2.3	Amendment No. 1, dated March 13, 2001, to Merger Agreement dated as of January 15, 2001 by and among the Registrant, Citadel Communications Corporation and FLCC Acquisition Corp.*
2.4	Letter Agreement, dated March 22, 2001 by and among Citadel Communications Corporation, the Registrant and FLCC Acquisition Corp.*
3.1	Restated Certificate of Incorporation of the Registrant.**
3.2	Amended and Restated By-laws of the Registrant.**
4.1	Form of Common Stock Certificate.**
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson.**
10.1	The Registrant's 2002 Stock Option and Award Plan.*
10.2	Form of Stockholder's Agreement, dated June 26, 2001, between the Registrant and certain employees.*

10.3	Stockholder's Agreement, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
10.4
Registration Rights Agreement, dated June 26, 2001, among the Registrant, Citadel Communications Corporation, Citadel Broadcasting Company, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P., Lawrence R. Wilson and Rio Bravo Enterprise Associates, L.P.*
10.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers.**
10.6
Credit Agreement, dated as of April 3, 2001, among Citadel Broadcasting Company, Citadel Communications Corporation, the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and First Union National Bank and The Bank of Nova Scotia, as Syndication Agents.*
10.7
Management Rights Letter, dated June 26, 2001 between the Registrant, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P.*
10.8	Form of Series A-1 6% Subordinated Debenture.*
10.9	Form of Series A-2 6% Subordinated Debenture.*
10.10	Form of Series B-1 6% Subordinated Debenture.*
10.11	Form of Series B-2 6% Subordinated Debenture.*
10.12	Form of Series C-1 6% Subordinated Debenture.*
10.13	Form of Series C-2 6% Subordinated Debenture.*
10.14	Letter, dated February 15, 2002, from Theodore J. Forstmann to Farid Suleman setting forth the terms of Mr. Suleman's employment as chief executive officer of the Registrant.*
10.15	Stock Option Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*
10.16	Letter Agreement, dated June 4, 2002, between the Registrant and Farid Suleman amending the Stock Option Agreement dated April 23, 2002.*
10.17	Stockholder's Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*
10.18	Letter Agreement, dated April 10, 2002, among Lawrence R. Wilson, Molly and Associates, LLC, Rio Bravo Limited, LLC and the Registrant.**
10.19	National Radio Sales Representation Agreement dated October 1, 1998 between McGavren Guild Radio, Inc. and Citadel Broadcasting Company.*
10.20	Recourse Secured Promissory Note, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
11.1	Computation of Earnings per Common Share.**
16.1	Letter from KPMG LLP regarding change in certifying accountant.*
21	List of subsidiaries.*
23.1	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in the opinion filed as Exhibit 5.1).**

23.2	Consent of KPMG LLP.*
23.3	Consent of Deloitte and Touche LLP.*
24	Powers of Attorney (included on signature page).
99.1	Consent of David W. Checketts, dated June 4, 2002.*
99.2	Consent of Herbert J. Siegel, dated June , 2002.**

*
Filed herewith.
**
To be filed by amendment.
(b)
Financial Statement Schedules

        All schedules have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

ITEM 17. UNDERTAKINGS

        (a)  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)  The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
    (2)
    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of June, 2002.

CITADEL BROADCASTING CORPORATION
By:	/s/ FARID SULEMAN Farid Suleman Chief Executive Officer and Chairman

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sandra J. Horbach, Farid Suleman and Donna L. Heffner his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments and a registration statement registering additional securities pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and to other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all his said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

/s/ FARID SULEMAN Farid Suleman	Chief Executive Officer and Chairman (principal executive officer)	June 5, 2002
/s/ DONNA L. HEFFNER Donna L. Heffner	Executive Vice President, Chief Financial Officer and Secretary (principal financial officer)	June 5, 2002
/s/ RANDY L. TAYLOR Randy L. Taylor	Vice President—Finance (principal accounting officer)	June 5, 2002
/s/ J. ANTHONY FORSTMANN J. Anthony Forstmann	Director	June 5, 2002
/s/ THEODORE J. FORSTMANN Theodore J. Forstmann	Director	June 5, 2002

/s/ GORDON A. HOLMES Gordon A. Holmes	Director	June 5, 2002
/s/ SANDRA J. HORBACH Sandra J. Horbach	Director	June 5, 2002
/s/ MICHAEL A. MILES Michael A. Miles	Director	June 5, 2002

EXHIBIT INDEX

No.	Description
1.1	Form of Underwriting Agreement, by and among the Registrant, the selling stockholders named therein and the underwriters named therein.**
2.1	Agreement and Plan of Merger, dated as of January 15, 2001, by and between Citadel Communications Corporation and the Registrant.*
2.2	Letter Agreement dated January 15, 2001 by and between Citadel Communications Corporation and the Registrant.*
2.3	Amendment No. 1, dated March 13, 2001, to Merger Agreement dated as of January 15, 2001 by and among the Registrant, Citadel Communications Corporation and FLCC Acquisition Corp.*
2.4	Letter Agreement, dated March 22, 2001 by and among Citadel Communications Corporation, the Registrant and FLCC Acquisition Corp.*
3.1	Restated Certificate of Incorporation of the Registrant.**
3.2	Amended and Restated By-laws of the Registrant.**
4.1	Form of Common Stock Certificate.**
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson.**
10.1	The Registrant's 2002 Stock Option and Award Plan.*
10.2	Form of Stockholder's Agreement, dated June 26, 2001, between the Registrant and certain employees.*
10.3	Stockholder's Agreement, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
10.4
Registration Rights Agreement, dated June 26, 2001, among the Registrant, Citadel Communications Corporation, Citadel Broadcasting Company, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P., Lawrence R. Wilson and Rio Bravo Enterprise Associates, L.P.*
10.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers.**
10.6
Credit Agreement, dated as of April 3, 2001, among Citadel Broadcasting Company, Citadel Communications Corporation, the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and First Union National Bank and The Bank of Nova Scotia, as Syndication Agents.*
10.7
Management Rights Letter, dated June 26, 2001 between the Registrant, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P.*
10.8	Form of Series A-1 6% Subordinated Debenture.*
10.9	Form of Series A-2 6% Subordinated Debenture.*
10.10	Form of Series B-1 6% Subordinated Debenture.*

10.11	Form of Series B-2 6% Subordinated Debenture.*
10.12	Form of Series C-1 6% Subordinated Debenture.*
10.13	Form of Series C-2 6% Subordinated Debenture.*
10.14	Letter, dated February 15, 2002 from Theodore J. Forstmann to Farid Suleman setting forth the terms of Mr. Suleman's employment as chief executive officer of the Registrant.*
10.15	Stock Option Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*
10.16	Letter Agreement, dated June 4, 2002, between the Registrant and Farid Suleman amending the Stock Option Agreement dated April 23, 2002.*
10.17	Stockholder's Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*
10.18	Letter Agreement, dated April 10, 2002, among Lawrence R. Wilson, Molly and Associates, LLC, Rio Bravo Limited, LLC and the Registrant.**
10.19	National Radio Sales Representation Agreement dated October 1, 1998 between McGavren Guild Radio, Inc. and Citadel Broadcasting Company.*
10.20	Recourse Secured Promissory Note, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
11.1	Computation of Earnings per Common Share.**
16.1	Letter from KPMG LLP regarding change in certifying accountant.*
21	List of subsidiaries.*
23.1	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in the opinion filed as Exhibit 5.1).**
23.2	Consent of KPMG LLP.*
23.3	Consent of Deloitte and Touche LLP.*
24	Powers of Attorney (included on signature page).
99.1	Consent of David W. Checketts, dated June 4, 2002.*
99.2	Consent of Herbert J. Siegel, dated June , 2002.**

*
Filed herewith.

**
To be filed by amendment.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA
PROSPECTUS SUMMARY
Summary Unaudited Pro Forma Consolidated Condensed Statements of Operations for the Year Ended December 31, 2001 (in thousands)
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
Unaudited Pro Forma Consolidated Condensed Statements of Operations for the Year Ended December 31, 2001 (in thousands, except per share amounts)
Unaudited Pro Forma Consolidated Condensed Statements of Operations for the Three Months Ended March 31, 2002 (in thousands, except per share data)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
Selected Historical Consolidated Financial Data (in thousands, except per share amounts)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF CITADEL
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF OUR INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (In thousands, except share and per share amounts)
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except share and per share data)
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Consolidated Statements of Shareholders' Equity (In thousands, except share amounts)
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements
(Information as of March 31, 2002 and 2001 and for the three-month periods then ended is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
EXHIBIT INDEX